15

07022978

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME SBM Offshore NV

*CURRENT ADDRESS Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

FILE NO. 82- 35080 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ES

DATE: 5/1/07

SBM Offshore

ANNUAL REPORT 2005



TECHNOLOGY CREATING VALUE




SBM OFFSHORE




SBM Offshore N.V.
Schiedam (The Netherlands)
Board of Management: D. Keller, Managing Director and CEO
D.J. Van der Zee, Director, COO
F. Blanchelande, Director, President SBM Production Contractors
M.A.S. Miles, Director, CFO

Group Companies

Single Buoy Moorings
Marly (Switzerland) / Monaco
Management: D. Keller
D.J. van der Zee
F. Blanchelande
Activities:
SBM Systems: mooring technology, process engineering, project management, construction supervision, technology development;
SBM Production Contractors (SBM PC): management of the lease fleet;
SBM Services: offshore contracting, spare parts, after-sales services;
SBM Gas & Power: offshore technology applications in the LPG and LNG industry.

SBM-Imodco Inc
Houston (USA)
Management: B. van Leggelo, President
Activities:
mooring technology, process engineering, project management, after-sales services.

Atlantia Offshore Limited
Houston (USA)
Management: A. Mace, President
Activities:
design and supply of deepwater production systems (TLPs, semi-submersibles).

Gusto B.V.
Schiedam (The Netherlands)
Management:
S.A.W. Janse, Managing Director

Marine Structure Consultants (MSC) B.V.
Schiedam (The Netherlands)
Management:
C.J. Mommaas, Managing Director

GustoMSC Inc
Houston (USA)
Management:
Bui V. Dao, President

Activities:
offshore design, engineering and consultancy services, naval architecture, process engineering.

NKI Group N.V.
Dongen (The Netherlands)
Management: J. Houweling, Managing Director
Activities:
airport infrastructure projects.








SBM
OFFSHORE









SBM Offshore Corporate Mission

Towards Clients
- to provide superior products and services through innovative, fit-for-purpose and competitive solutions for the offshore oil and gas industry;
- to design, construct, install, maintain and operate such facilities in a safe and environmentally sound manner.

Towards Employees
- to generate an attitude of enthusiasm and pride throughout the Company, through promoting high-technology products and providing a most favourable environment for professional and personal development, and to highly reward it.

Towards Shareholders
- to constantly improve our know-how and efficiency, with the objective to generate returns well above cost of capital;
- to maintain a high degree of transparency and reliability;
- to provide double digit yearly average EPS growth.





SBM Offshore operates from three main execution centres



Monaco



Schiedam



Houston

Corporate Profile

Introduction

SBM Offshore N.V. (SBM Offshore, 'the Company') is a multinational group of companies selling systems and services to the oil and gas industry. The Company's clients are mainly the offshore oil and gas producing companies both private and government owned, and its market position has been established in a strongly competitive environment. SBM Offshore operates through five fully owned operating units that are among the leaders in their respective niche markets. The Company currently employs over 3,000 people.

Product line

SBM Offshore activities include the engineering, supply and offshore installation of floating facilities for the production, storage and export of crude oil and gas. These comprise Floating Production Storage and Offloading systems (FPSOs), Floating Storage and Offloading systems (FSOs), Tension Leg Platforms (TLPs), monohull and semi-submersible Floating Production Units (FPUs), as well as self elevating Mobile Offshore Production Units (MOPUs).

SBM Offshore was in 1979 the pioneer in offering an integrated oil and gas production service through the investment in F(P)SOs for its own account and the leasing and operation of the facility offshore. Today, this concept has generally been accepted as advantageous by most of the oil companies, particularly in deep waters and this business is a major component of the Company's activity.

Included in the product line are all the systems, mostly based on the Single Point Mooring principle, used to moor crude oil and gas carriers in open seas for the purpose of loading or offloading cargoes. Derived from the same technology, the complex mooring systems to keep floating facilities on station on the production sites are also a core product of the Company; they are of various types such as fixed heading or weathervaning, permanent or disconnectable.

Besides these activities, the Company provides design and engineering services, sometimes within turnkey supply contracts, for crane vessels, pipelay barges and drilling units of all types, such as monohull, jack-up and semi-submersible.

In the wake of all the above, another steady activity which represents quite a substantial element in the Company's business is the provision of specialised services such as maintenance, spare parts, repairs and offshore installation. They are an essential complement to the sales of facilities, offering to clients a comprehensive and integrated service.

NKI Group, providing equipment for airport infrastructure remains after the sale of the Company's former shipbuilding division the only operating unit of the Company with activities outside the core business of SBM Offshore. It is the intention to divest this unit in the short to medium term.

Strategy and organisation

In respect of both the sales of facilities and lease and operate activities, there is a set of centrally agreed and controlled financial and strategic rules as well as a Group Management System defining the Company procedures. Within these limits, each subsidiary markets its products and services independently, and under its own identity. At the same time, the subsidiaries make extensive use of each others' core skills and resources, common market knowledge, and network of clients, suppliers and strategic project partners.

The corporate culture is characterised by market-oriented innovation. SBM Offshore is a trendsetter in the development of new cost-saving solutions which optimally respond to clients' changing needs. In order to protect and expand its leading market position, it devotes great attention to research and development, as well as to the management of financial and technical risks. The Company owns a large number of patents.

SBM Offshore currently operates from three main execution centres: Engineering and Project Management resources are located in Monaco, Schiedam and Houston. The operation of the leased units is managed and supported from Monaco and corporate functions are located in each of Schiedam, Marly (Switzerland) and Monaco. Beyond these main centres, there are permanent establishments in sixteen countries for regional marketing and sales, local management of offshore operations and construction activities.

FPSO Capixaba at anchorage off Singapore prior to sail away for Brazil


FPSO CAPIXABA



Contents

Snapshot 2005

Item (US$ mln.)	2005	2004	Movement	%	Comment
Net profit	225.8	91.7	134.1	146.2	All activities growing and FPSO Serpentina sale
Per share (US$)	6.64	2.77	3.87	139.7	All activities growing and FPSO Serpentina sale
EBIT	275.3	161.2	114.1	70.8	All activities growing and FPSO Serpentina sale
EBITDA	482.2	370.8	111.4	30.0	All activities growing and FPSO Serpentina sale
Enterprise value (EV)	3,574.3	3,269.7	304.6	9.3	Market capitalisation up; Net debt down
Net debt	804.6	1,139.6	(335.0)	(29.4)	FPSO Serpentina sale; Turnkey cash flow
EV : EBITDA	7.4	8.8	(1.4)	(15.9)	Higher EBITDA
Turnover	1,519.3	1,068.7	450.6	42.2	Increased activity level and FPSO Serpentina sale
EBIT : Turnover (%)	18.1	15.1	3.0	19.9	High lease margins and FPSO Serpentina sale
Cash flow	432.6	301.3	131.3	43.6	All activities growing and FPSO Serpentina sale
Per share (US$)	12.73	9.11	3.62	39.7	
Cash and cash equivalents	144.8	145.1	(0.3)	(0.2)	Healthy level
Capital expenditure	398.5	237.3	161.2	67.9	Lease fleet construction accelerated
Total Equity	895.3	662.6	232.7	35.1	High net profit
Capital employed	1,740.9	1,846.1	(105.2)	(5.7)	Net debt reduced
ROACE (%)	14.6	8.9	5.7	64.0	FPSO Serpentina sale; Lower capital employed
ROE (%)	28.1	14.1	14.0	99.3	FPSO Serpentina sale
Net Debt : Equity (%)	89.9	172.0	(82.1)	(47.7)	Ample financing capacity
EBITDA interest cover	9.4	6.1	3.3	55.0	Higher EBITDA
New orders:					
- Leases	466.1	802.0	(335.9)	(41.9)	Major award slipped into 2006
- Turnkey	1,044.0	633.9	410.1	64.7	Strong market
Backlog:					
- Leases	3,220.0	3,573.1	(353.1)	(9.9)	Limited new orders; FPSO Serpentina sale
- Turnkey	838.8	497.8	341.0	68.5	Strong order book
Share price 31/12 (€)	68.25	46.74	21.51	46.0	Outperformed AEX by 20.5%
AEX-index	436.8	348.1	88.7	25.5	
Market capitalisation (€)	2,350.8	1,568.5	782.2	49.9	Share price increase
Market capitalisation (US$)	2,769.7	2,130.1	639.6	30.0	US$ strengthened against €
Proposed dividend (US$)	3.30	1.70	1.60	94.1	50% of net profit



The Mobile Offshore Production Unit in operation for Petronas in the Caspian Sea offshore Turkmenistan

Highlights 2005



A 'bird's-eye' view of the deck of the FPSO Capixaba

- shipyard sale concluded, name change to SBM Offshore N.V. implemented;
- exclusive focus on oil and gas activities largely improved transparency and predictability;
- implementation and first time adoption of IFRS accounting and reporting standards;
- excellent performance of the FPSO fleet generated substantial bonus revenues;
- purchase option for FPSO Serpentina exercised by Mobil Equatorial Guinea;
- net profit of US$ 225.8 million, versus US$ 91.7 million in 2004 (restated and excluding shipbuilding);
- EBITDA of US$ 482.2 million compared to US$ 370.8 million in 2004 (restated and excluding shipbuilding);
- EBIT margin increased to 18.1% compared to 15.1% in 2004;
- new orders totalled US$ 1,510 million, compared to US$ 1,436 million in 2004 (excluding shipbuilding);
- turnover up to US$ 1,519 million, compared to US$ 1,069 million in 2004 (restated and excluding shipbuilding);
- investment in fixed assets of US$ 399 million, up from US$ 237 million in 2004;
- Sanha LPG FPSO taken into operation;
- order for eight year lease of Kikeh FPSO;
- orders for TLP and semi-submersible based production facilities for the Gulf of Mexico.

Expectations 2006

- net profit forecast of US$ 165 million;
- EBITDA of US$ 460 million;
- investment in fixed assets of US$ 525 million;
- four orders for FPSO contracts (of which two were obtained in the first quarter);
- high demand for turnkey projects;
- opening of a fourth execution centre in Kuala Lumpur.

Shareholder information

Share listing

The shares of SBM Offshore N.V. (par value € 1.00) are listed on the stock exchange of Amsterdam since 11 October 1965, originally under the name IHC Holland and later as IHC Caland. The shares are included in the AEX Index of Euronext Amsterdam since 4 March 2003. On 2 May 2005 the shares were for the first time listed under the current name SBM Offshore. Out of the 23 participants in the index at year-end 2005, the Company ranked 19th on the basis of market capitalisation, with a weighting of 0.59%, and 22nd on the basis of turnover. Options on Company shares have been traded since 7 July 1993 on the Euronext Amsterdam Derivative Markets. The revised Articles of Association adopted by the Extraordinary General Meeting of Shareholders of 11 February 2005 provided the Company with the option to dematerialise its shares. This change was effected on 31 October 2005, replacing the bearer shares by a share register.

Share price development

The share price went up during the year 2005 by 46% from € 46.74 to € 68.25, thereby outperforming the AEX by 20.5%, compared with an outperformance by 5% in 2004. In US Dollar terms the increase of the share price in 2005 was 26.7%, from US$ 63.47 to US$ 80.41.

Dividend

As in previous years, the annual dividend will be calculated in US Dollars, but will be payable in Euros. The conversion into Euros will be effected on the basis of the exchange rate on 19 May 2006. The same exchange rate will apply in the event a shareholder elects for a dividend payment in shares of SBM Offshore. Based on the year-end closing price, the proposed dividend of US$ 3.30 per share gives a yield of 4.0% per share (2004: 2.7%). The proposed dividend is based upon the Company's usual 50% pay-out ratio, and taking into account the exceptional net income from the FPSO Serpentina transaction.

Number of outstanding ordinary shares

The total number of ordinary shares in SBM Offshore showed the following movements during the year 2005:

Balance 1 January 2005	33,558,978
Stock dividend	430,877
Options exercised	450,370
Bonus shares	3,356
Balance 31 December 2005	34,443,581

Shareholders

No detailed register of individual shareholders is available to the Company but according to information provided by the largest banks and financial institutions, the shares are mainly in the hands of institutional investors, of whom the large majority is Anglo-American.
Currently only one institutional investor, Capital Research Global Investors from the United States of America has, as required under the Major Holdings in Listed Companies Disclosure Act, disclosed an interest in the capital of SBM Offshore in excess of 5%.

Employees of the Company own approximately 166,000 shares in SBM Offshore through an Employee Share Ownership Plan (ESOP).

Financial

Average daily liquidity in 2005 amounted to around 230,000 shares, equivalent to 170% of the average number of outstanding shares on an annual basis.

Market capitalisation at 31 December 2005 was € 2,351 million compared with € 1,568 million at the end of 2004, an increase of 49.9%. The equivalent figures in US Dollars show a market capitalisation at the end of 2005 of US$ 2,770 million, up by 30.0% from US$ 2,130 million at 31 December 2004.

Year	Turn over by volume	% Share capital	Highest share price in €	Lowest share price in €	Closing share price in €	Closing share price in US$
2001	27,342,047	93.68	65.60	40.60	52.50	46.73
2002	26,892,853	83.64	64.95	41.32	50.30	52.57
2003	42,956,586	133.59	52.25	33.53	43.00	54.22
2004	59,305,043	179.69	47.08	33.56	46.74	63.47
2005	57,889.459	170.26	72.55	45.75	68.25	80.41

Report of the Supervisory Board

Introduction

We hereby present the Financial Statements for the year 2005, to be discussed and adopted in the Annual General Meeting of Shareholders on Friday, 19 May 2006. The Financial Statements have been audited by the external auditors, KPMG Accountants N.V., and their findings have been discussed with the Audit Committee and with the Supervisory Board in the presence of the Board of Management. The auditors have expressed an unqualified opinion on the Financial Statements.

A proposal is made by the Board of Management in the Financial Statements in respect of distribution of profit, including a cash dividend of US$ 3.30 per ordinary share. At the choice of the shareholder, the dividend can also be received in shares, with a small conversion premium for shareholders selecting this option. The Supervisory Board is in agreement with this proposal, which will be made a separate agenda point for the Annual General Meeting of Shareholders, following the adoption of the Financial Statements.

In addition we will ask the Annual General Meeting of Shareholders to grant discharge to the Managing Directors for the exercise of their functions and to the Supervisory Board for the supervision it has performed in the year 2005, and to approve the re-appointment of one member of the Supervisory Board as explained below.

The year 2005

In its first year as a purely offshore oil and gas focused company, SBM Offshore has generated record profits, significantly boosted by the sale of one of the FPSOs from the long-term lease fleet. The Supervisory Board is confident that the initiatives described elsewhere in this Annual Report will enable the Company to build further on these strong results.

The sale of the Company's former shipbuilding division was concluded on 1 March 2005. The reasons for the divestment and the details of the transaction were already set out in the 2004 Annual Report, and all financial consequences provided for in the 2004 results. The sale is considered to have been a success: the planned sales process was completed efficiently, a very limited number of residual risks remain with the Company and shareholder value has undoubtedly been created from the separation.

Mobil Equatorial Guinea exercised their purchase option on the FPSO Serpentina


FPSO SERPENTINA



FPSO Capixaba at the outfitting quay in Singapore

Meetings of the Supervisory Board

In 2005 the Supervisory Board met for five regular meetings in Schiedam and for one meeting in Houston focused upon strategic and technical issues. In 2005 all of the members of the Supervisory Board attended each meeting. The members of the Board of Management also attended all the meetings.

Each regular meeting began with a session without the presence of the Board of Management, during which various subjects including the performance of the Supervisory Board and its members, and the performance of the Board of Management and its members were discussed. The external auditor attended the meeting in which the Financial Statements were discussed, and informed the Supervisory Board that there were no specific issues that had not been addressed in its regular report.

Composition of the Supervisory Board

The profile and the regulations concerning the Supervisory Board are unchanged from last year and are published on the website of the Company. The discussion of the profile and performance of the Supervisory Board and its individual members concluded that the range of experience and expertise contributed by the current members is appropriate, that each member is independent as required by the Corporate Governance Code ('the Code'), and that no changes in the composition of the Supervisory Board were therefore necessary.

As reported last year, Mr. A.P.H. van Baardewijk retired from the Supervisory Board after the 2005 Annual General Meeting of Shareholders. We thank him for his significant contribution to the Company's development during his 12 years on the



Board and especially for his guidance during the transition to a pure play offshore oil and gas services company while he was Chairman of the Board. Mr. van Baardewijk was replaced as Chairman by Mr. H.C. Rothermund. Mr. R. van Gelder was appointed to the Supervisory Board at the same meeting.

Mr. A.G. Jacobs has stated his wish to step down from the Supervisory Board at the 2006 Annual General Meeting of Shareholders. The Supervisory Board regrets Mr. Jacobs' decision not to seek re-appointment for a third term of office and thanks him warmly for his considerable contribution to the Company over the past eight years. Mr. J.D.R.A. Bax will succeed Mr. Jacobs as Vice-Chairman of the Company, and on the Selection and Appointment Committee. Mr. L.J.A.M. Ligthart will succeed him as the financial expert within the Supervisory Board and as Chairman of the Audit Committee. Mr. van Gelder will succeed him as Chairman of the Remuneration Committee.

Mr. R.H. Matzke has reached the end of his first four-year term as a member of the Supervisory Board. Mr. Matzke brings considerable experience of the oil and gas industry, as well as an international viewpoint to the Supervisory Board's deliberations. Upon recommendation by the Supervisory Board the Annual General Meeting of Shareholders will therefore be asked to re-appoint Mr. Matzke for a second term of four years.

On the basis of the introductory programmes conducted for the more recent appointments to the Supervisory Board, a framework is currently being compiled for the training requirements of new Supervisory Board members. The focus will remain on developing a good understanding of the Company's business, its statutory requirements and its financial reporting. All the members of the Supervisory Board are committed to continuous learning, as required by today's business environment where corporate governance is subject to ever increasing demands from regulators and shareholders.

Composition of the Board of Management

Except for the resignation of Mr. J.J.C.M. van Dooremalen as Managing Director of the Company on 1 March 2005, upon the sale of the former shipbuilding division, there were no changes to the composition of the Board of Management during the year. The Supervisory Board concluded that the Board of Management as a whole, and each of its individual members had performed well in 2005.

Activities of the Supervisory Board

Other than its general activities and responsibilities as set out in the Articles of Association and the Supervisory Board regulations, the subjects which the Supervisory Board has followed particularly closely in 2005 include:

- completion of the shipbuilding division sale;
- transition to International Financial Reporting Standards (IFRS);
- introduction of a new Financial Reporting system;
- continued compliance with the Code;
- strategy of the Company for achieving long-term growth and controlling the related risks. The Supervisory Board considers that the decision to dispose of the shipbuilding division and to focus on the offshore oil and gas business

and on organic growth offers attractive long-term prospects and a reduced risk profile due to lower variability in results.

In respect of compliance with the Code, the following two best practice provisions have been addressed in 2005:

- stock options allocated to Board of Management members are subject to performance criteria under the revised remuneration policy approved by the 2005 Annual General Meeting of Shareholders;
- the slide presentations made to analysts and institutional investors can be consulted on the Company's website, and the mid-year results presentation to analysts was webcast live. Webcasting of the presentations of full-year and mid-year results has been adopted as standard practice.

Best practice under the Code calls for the duration of Managing Directors' employment contracts to be limited to four years, while the Code's principles require that proxy voting means be provided for the Annual General Meeting of Shareholders. The Company's current CEO, Mr. D. Keller was appointed prior to introduction of the Code and the duration of this appointment remains unspecified. Mr. Keller will however reach retirement age in 2008. Proxy voting means are provided for the Annual General Meeting of Shareholders but electronic proxy voting will not for the time being be implemented due to remaining legal questions concerning cross-border voting and the Company's high proportion of non-Dutch shareholders.

The rules of the Code regarding conflicts of interest are complied with by both the Supervisory Board and by the Board of Management. In 2005 there have been no such conflicts of interest, neither for the members of the Supervisory Board nor for the Board of Management.

Summary reports of the three Committees reporting to the Supervisory Board are included below. The Board has discussed the outcome of the findings of the three Committees and, in particular, the internal risk management and control systems which are fully described in the Report of the Board of Management. The Supervisory Board considers that financial reporting has operated properly during 2005 and that there is reasonable assurance that financial reports do not contain inaccuracies of a material nature.

Audit Committee

The Audit Committee's members are:

- A.G. Jacobs, Chairman and financial expert in the Supervisory Board
- J.D.R.A. Bax
- H.C. Rothermund and
- L.J.A.M. Ligthart (from August 2005)

The Audit Committee met five times and held one telephone conference in 2005 with all members present. All the meetings were attended by members of the Board of Management and the external auditor. On each occasion (with the exception of the telephone conference) a discussion was held with the external auditor without the Board of Management being present.

The main items that were discussed during the year were:

- annual and half-yearly Financial Statements and financial data to be included in press releases;
- quarterly financial reports;
- development of new financial reporting systems. Particularly close attention was focused on implementing a new system for producing consolidated Financial Statements and half-yearly Statements and, as a second step, internal management reports;
- application and analysis of the effects of IFRS;
- internal risk management and control systems, including a quarterly updated risk evaluation of the FPSO fleet;
- reports by external auditors and compliance with recommendations and observations;
- relations with the external auditor, including, in particular, his independence, remuneration and non-audit services for the Company. Although the implementation of new consolidation and management reporting software was performed with the assistance of KPMG Information Risk Management, the external auditor was concluded to be independent;
- fiscal policy of the Company;
- financing of the Company, including bank covenant compliance and balance sheet gearing. In addition, two members of the Audit Committee have visited the Company's Treasury office in 2005 and reviewed policies and procedures, including those relating to currency and interest rate risk management;
- applications of Information and Communication Technology (ICT);

- adequacy of staffing of finance and administration functions;
- adequacy of insurance programmes;
- budgets and forecasts for the Company as a whole, and for its major projects.

Remuneration Committee

The Remuneration Committee consists of:

- A.G. Jacobs, Chairman
- H.C. Rothermund (from May 2005)

The Committee met twice during the year. The main items discussed concerned the implementation of the remuneration policy, as set out in the Remuneration Report below.

Selection and Appointment Committee

The Selection and Appointment Committee consists of:

- H.C. Rothermund, Chairman (from May 2005)
- A.G. Jacobs

The Committee met once during the year. The main item discussed was the succession plan for the Board of Management, for which a presentation was made to the full Supervisory Board.

In conclusion

The Supervisory Board expresses its appreciation to the Board of Management and the Company's employees for delivering excellent results and laying solid foundations for the future, all in a year of transition. The shipbuilding sale, IFRS, and corporate governance requirements have all demanded additional management attention and the Company has handled these issues competently. Looking forward the Supervisory Board supports the initiatives being taken to secure the Company's long-term targets.

Schiedam, 28 March 2006

Supervisory Board
H.C. Rothermund, Chairman
A.G. Jacobs, Vice-Chairman
J.D.R.A. Bax
R.H. Matzke
L.J.A.M. Ligthart
R. van Gelder

The new deepwater installation vessel 'Normand Installer'


NORMAND INSTALLER

Remuneration Report

Remuneration Policy

The remuneration policy of the Company was explained in the 2004 Annual Report and approved in the 2005 Annual General Meeting of Shareholders. It is available on the Company's website. This remuneration policy clearly provides that Managing Directors' remuneration is directly linked to the Company's performance over the past year (for bonus payments) and over the next three years (for share options and performance shares). The policy is therefore considered to be effective.

Implementation of the Remuneration Policy

The Managing Directors' remuneration is partly determined by comparison with a peer group consisting of European oil and gas service contractors. In 2005 the fixed element of the Managing Directors' remuneration was increased in line with inflation.

The bonus is performance related, based upon the previous year's Economic Profit (Return On Capital Employed exceeding an assumed Weighted Average Cost of Capital of 8%). It is payable 80% in cash and 20% in ordinary shares. In addition, and upon completion of a vesting period of three years in the Company's employment, an equal number of 'matching' shares are granted. The bonuses paid in 2005 (derived from the 2004 results) were 29% above prior year, which was affected by the relatively low 2003 profits. The performance related remuneration accordingly represented 42% of total remuneration.

Pension plans for the Managing Directors continue to provide for pensions of up to a maximum of 70% of final salary, 'earned' at the rate of 2% for each year of service within the Company. Pension contributions in respect of the Managing Directors were lower in 2005 than in 2004, when a provision was taken for increased pension premium obligations in respect of the appointment of Mr D. Keller to the position of CEO.

In 2005, the new long-term incentive was introduced for Managing Directors based upon a part options, part performance shares compensation method, and depending upon the future growth of earnings per share (EPS).

The CEO allocation under the new scheme was 10,000 share options plus 2,100 performance shares, both subject to EPS growth over the period 2005-2007. The allocation to the other Managing Directors was 75% of these amounts. Given that Mr. Keller and Mr. van Dooremalen were each CEO for part of the reference year (2004), they agreed to share the CEO's allocation equally.

Mr Keller is currently the only Managing Director of the Company. For future appointments the Company intends that a contractual term of four years will be specified, at the end of which re-appointment will be necessary and that a limit of one year's fixed salary will be stipulated as severance pay in the event of redundancy. If this latter condition would be manifestly unreasonable during the first term of appointment, the maximum compensation could be increased to two year's fixed salary.

In the year 2005 no extraordinary remuneration has been paid to any present or former Managing Director.

FPSO Xikomba offloading a cargo into an export tanker offshore Angola



Information regarding the Supervisory Board

Background information on the individual members of the Supervisory Board

J.D.R.A. Bax - Nationality: Dutch (1936)

- A former President and Chief Executive Officer of IHC Caland NV

Supervisory directorships:

- Chairman of the Supervisory Board of TBI Holdings BV
- Chairman of the Supervisory Board of Oranjewoud Beheer BV
- Chairman of the Supervisory Board of Mammoet Holding BV
- Chairman of the Supervisory Board of Koninklijke Vopak NV
- Chairman of the Supervisory Board of IHC Holland-De Merwede BV
- Member of the Supervisory Board of AON Group Nederland BV
- Member of the Supervisory Board of Koninklijke Frans Maas Groep NV

First appointment: 1999
Current term of office: 2003-2007

R. van Gelder - Nationality: Dutch (1945)

- Chairman of the Board of Management of Royal Boskalis Westminster NV

Supervisory directorships:

- Member of the Supervisory Board of Hagemeyer NV
- Member of the Supervisory Board of HES NV

Other:

- Member of the Advisory Board of ABN AMRO

First appointment: 2005
Current term of office: 2005-2009

A.G. Jacobs - Nationality: Dutch (1936)

- A former Chairman of the Executive Board of ING Group NV

Supervisory directorships:

- Chairman of the Supervisory Board of Joh. Enschede BV
- Chairman of the Supervisory Board of Imtech NV
- Chairman of the Supervisory Board of Royal Dutch Shell plc
- Chairman of the Supervisory Board of NV Verenigd Bezit VNU
- Vice-Chairman of the Supervisory Board of Buhrmann NV
- Member of the Supervisory Board of ING Group NV

First appointment: 1998
Current term of office: 2002-2006

L.J.A.M. Ligthart - Nationality: Dutch (1938)

- A former Vice-Chairman of the Managing Board of Directors of DSM NV

Supervisory directorships:

- Vice-Chairman of the Supervisory Board of Nutreco NV
- Chairman of the Supervisory Board of Nutreco Nederland BV
- Member of the Supervisory Board of Budelpack NV

Other:

- Member of Mines Council of Ministry of Economic Affairs

First appointment: 2004
Current term of office: 2004-2008

R.H. Matzke - Nationality: American (1937)

- A former Vice-Chairman of ChevronTexaco

Supervisory directorships:

- President of NESW Solutions - Global Consultants
- Member of the Board of Lukoil Oil Company
- Member of the Board of Petroleum Helicopters Inc.

Other:

- Member of the Advisory Board of the Centre for Strategic and International Studies
- Member of the Council of Foreign Relations
- Co-Chairman of the American-Iranian Council
- Member of the Board of the National Committee on United States-China Relations
- Member of the Russian-American Chamber of Commerce
- Member of the International Advisory Board for the Gulf Energy-Energy City Qatar

First appointment: 2002
Current term of office: 2002-2006

H.C. Rothermund - Nationality: Swiss (1943)

- A former Managing Director of Shell EP International BV

Supervisory directorships:

- Vice-Chairman of the Supervisory Board of Rohoel AG
- Member of the Board of CH4 Energy Ltd.
- Member of the Board of Petrotechnics Ltd.

First appointment: 2003
Current term of office: 2003-2007

Business Drivers and Competitive Position

Business drivers

- Persistent increase in oil and gas demand and sustained oil price to keep E&P budgets at a high level;
- Exploration and discoveries in deep and ultra deep offshore;
- New, cost effective, technical solutions for producing in increasingly deep water;
- Gulf of Mexico demand for floating production facilities;
- Upcoming market for LNG export/import infrastructure and services;
- Longer term market for offshore floating LNG production plants;
- Tie-back of satellite reservoirs to central FPSOs in deep water;
- Continuing demand for oil transportation loading and offloading facilities.

Competitive edge

- Flexibility in execution with 3, shortly 4, execution centres;
- All construction outsourced;
- Well placed for new Gulf of Mexico developments through presence in Houston;
- Comprehensive toolbox for deepwater developments, mainly with patented technology;
- In-house competence to manage, design, supply, install and operate complete, complex F(P)SOs;
- Fit-for-purpose FPSO concept, based on 120 F(P)SO years cumulative operating experience;
- Patented technology on LNG components and ultra-deepwater facilities;
- Track record - on time and generally in budget;
- Financial strength and financing skills;
- Strategic partnerships with e.g. Sonangol, Petronas.

Competitive disadvantages (to be overcome)

- Limited home market in Europe;
- Limited presence in South East Asia;
- Reduced competitive edge on the low end of the FPSO market;
- High Euro cost of European based engineers.

Threats

- Increasing competition from Korean and Chinese shipyards for large turnkey FPSO projects;
- Increasing competition from newcomers in the lower end of the FPSO lease market;
- Shortage of construction capacity due to high workload in ship/fabrication yards;
- Shortage of qualified engineering and project management resources in the industry.

Balance of the initial lease periods and confirmed extensions of the lease fleet



■ = Balance of Initial Lease Period
▨ = Confirmed Extension
Year 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2022 2023
FPSOs
TANTAWAN, Chevron, Thailand (Tantawan Explorer) 1997 08/08
AQUILA, Agip, Italy (FPSO Firenze) 1998 12/07
RANG DONG, JVPC, Vietnam (Rang Dong I) 1998 09/08
KUITO, Chevron, Angola (Kuito) 1999 12/09
ESPADARTE, Petrobras, Brazil (Espadarte FPSO) 2000 06/13
FPSO Falcon, ExxonMobil 2002 11/08
RONCADOR, Petrobras, Brazil (FPSO Brasil) 2002 05/09
ZAFIRO, ExxonMobil, Equatorial Guinea (FPSO Serpentina) 2003 11/05
XIKOMBA, ExxonMobil, Angola (FPSO Xikomba) 2003 11/10
OKONO, Agip, Nigeria (FPSO Mystras) 2004 01/11
MARLIM SUL, Petrobras, Brazil (FPSO Marlim Sul) 2004 04/12
SANHA, Chevron, Angola (Sanha LPG FPSO) 2005 05/13
GOLFINHO, Petrobras, Brazil (FPSO Capixaba) 2006 05/13
KIKEH, Murphy Oil, Malaysia 2007 07/15
MONDO, ExxonMobil, Angola 2007 12/22
SAXI-BATUQUE, ExxonMobil, Angola 2008 05/23
MOPU + FSO:
CASPIAN SEA, Petronas, Turkmenistan 2006 03/09
FSOs:
NKOSSA, Total, Congo (Nkossa II) 1996 11/06
PILTUN ASTOKHSKOYE, SEIC, Russia (Okha) 1999 12/06
YETAGUN, Petronas, Myanmar (Yetagun FSO) 2000 05/15
Year 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2022 2023



FPSO Marlin Sul offshore Brazil during an offloading operation

Report of the Board of Management

Introduction

The year 2005 has been a year of transition through which Management has refocused its full attention on the oil and gas activities. At the same time the financial reporting principles have been adjusted in line with the IFRS requirements. These changes result in greater transparency with respect to lease versus sales segmental analysis.

During the year, the market has offered a good number of opportunities, with an acceleration of the demand during the last few months. The current business situation is quite favourable with the number of serious short-term prospects at a high. The traditional global supply sector for construction, equipment and engineering resources is booked close to full capacity. Within SBM Offshore measures are being taken to overcome the situation and enable more order intake. One key activity in this respect is to develop an additional execution centre that will be located in Kuala Lumpur. Another measure is to optimise the utilisation and interaction of the Company's worldwide resources. It is often the case that one single project be executed by several Group companies working together.

For this reason, it is more and more difficult to separately describe the activities and the market of each of the Group companies. This annual report presents the narrative part of the activities of SBM Offshore in a more consolidated form than in the past and, going forward, reference to the individual fully-owned companies within SBM Offshore will tend to disappear.

One major event during the year has been the decision by Mobil Equatorial Guinea to exercise their purchase option on an FPSO from the series of three generic units that were contracted with ExxonMobil affiliates on a lease-and-operate basis. The decision of ExxonMobil to exercise this purchase option was driven by the specific characteristics of the field development and the expected field life. Although this transaction contributes a significant uplift in this year's financial results, it is also clear that the results of the regular business of the Company have in 2005 been growing according to the objectives set and announced by Management, a trend expected to continue in 2006.

In a nutshell, at the time of writing this report, all companies in the Group are fully occupied and, furthermore, are growing execution capacity through intensive recruitment. The perspectives in the market are quite good and Management is confident that the forecast provided in this report for the year 2006 is robust and reliable.



F. Blanchelande, Director (1949, French) — D. Keller, Managing Director & CEO (1946, French) — D.J. van der Zee, Director (1948, Dutch) — M. A. S. Miles, CFO (1964, British)

Group Activities 2005

Summary

All operating units in the offshore oil and gas services activities have this year positively contributed to the result of the Company. The execution of many of the contracts has benefited from the synergy between the operating units and from the complementary nature of the different disciplines and specialisations available in the respective Group companies. The implementation of Corporate Engineering Standards and the harmonisation of the systems and controls between the operating units has increased the efficiency in the execution of projects and improved the competitive position of the Company.

The most noticeable achievements in the year have been:

- order from Murphy for the eight year lease contract for an FPSO for the Kikeh field offshore Malaysia;
- start of operation of the Sanha LPG FPSO for Chevron offshore Angola;
- excellent operating performance of the F(P)SO fleet;
- order from BHP Billiton for the turnkey supply of a TLP for the Gulf of Mexico;
- exercise of the purchase option on the FPSO Serpentina by Mobil Equatorial Guinea;
- order from Petrobras for the design and supply of the largest internal turret system ever;
- completion of the largest disconnectable internal turret (Husky, White Rose) and disconnectable external turret system (Woodside, Enfield);
- delivery of two large deepwater export systems and award of contracts for a further three such systems for field developments off Nigeria and Angola;
- orders for two prototype long distance fluid transfer systems: a high pressure Gravity Actuated Pipe (GAP™) for Kikeh and a low pressure Trelline™ system for Bonga.

Details of these main achievements and of the other activities of the Company in the year 2005 are presented hereafter.

Lease and Operate Activities

At the start of the year the Company had seventeen long-term lease and operate contracts in hand for production and/or storage systems, fourteen of which were at that date in operation and the other three units under construction. Furthermore, SBM PC covered the management of the operation of an FSO for Total offshore Nigeria.

All units in operation performed without any major problems during the year at a cumulative average throughput rate of 900,000 barrels per day. A total of 325 million barrels were exported from the fleet in the year 2005, representing a total of over 500 tanker offloading operations. Total production uptime of the fleet reached 99%. This high uptime has been the basis for the payment of substantial bonuses, in particular for the three units operating under the long-term contracts with Petrobras and the three FPSOs operating for ExxonMobil, for which the operating contracts are subject to bonus schemes also taking into account safety and environmental statistics and adherence to the operating budget.

In January a new order was added to the portfolio with the signature of an eight year lease and operate contract for an FPSO for the development of the Kikeh field offshore Malaysia, operated by Murphy Sabah Oil Co.Ltd. under a Production Sharing Agreement with Petronas. Execution of the project is in joint venture with Malaysia International Shipping Corporation (MISC). The FPSO will be based on the

A 3-D computer model of the TLP currently under construction for the Neptune field of BHP Billiton in the Gulf of Mexico



conversion of one of the Stena 'C' class vessels, previously acquired by SBM, at the MMHE yard in Malaysia. Conversion and topsides engineering is performed in Schiedam in close cooperation with MISC, whilst the design of the external turret system is performed at the SBM engineering offices in Monaco. A joint SBM/MISC project management team is responsible for the budget and schedule control of the design, construction and offshore installation phases of the project. The FPSO is scheduled to be installed offshore, ready to receive first oil, by the middle of 2007.

The Sanha LPG FPSO, the first new built floating facility combining the fractionation process of butane and propane, liquefaction, segregated storage and offloading into export tankers, started operation offshore Angola in May. After a few teething problems the LPG production of the unit ramped up and stabilised during the remainder of the year. The lease and operate contracts between the field operator Cabgoc, a Chevron subsidiary, and Sonasing and OPS, two joint venture companies of Sonangol and SBM, will continue for a period of eight years.

In Singapore construction of the FPSO Capixaba, to be used for the eight year lease contract with Petrobras for the Golfinho field signed in the second half of 2004, was maintained on schedule and budget throughout the year. Topsides engineering and procurement as well as conversion engineering were executed in Schiedam and engineering of the complex internal turret system in Houston. The overall coordination, construction supervision and project management was directed from Monaco. The FPSO has left Singapore under its own power at the end of February 2006 and is due to start operation offshore Brazil in May 2006.

A major challenge in the year 2005 has been the timely completion of the two units forming the Extended Well Test system for the three year lease contract with Petronas in the Caspian Sea offshore Turkmenistan. The Mobile Offshore Production Unit (MOPU) and the FSO left their respective construction yards in the United Arab Emirates in September and entered the Caspian Sea, after passage through the Volga-Don river and canal system, before the start of the winter season. Final assembly of the MOPU was performed

An aerial view of the MOPU for Turkmenistan beside the quay of the assembly yard in Baku







The FSO for Turkmenistan passing the obstacles of the Volga-Don river and canal system en route for the Caspian Sea

in Baku whilst the FSO was directly towed to location offshore Turkmenistan and installed. The MOPU followed at the end of January 2006 and production has successfully commenced in early March 2006. The execution of this project, evolving within a record twelve months from a design sketch to arrival of the facilities in the Caspian, has been an all out effort involving all operating units of the Company. The design of the MOPU and FSO were handled by Gusto, the design and supply of the elevating system and legs of the MOPU by MSC, and the design of the external turret mooring of the FSO by SBM-Imodco in Houston. Project management and construction and installation supervision were contributed by SBM staff from Monaco with SBM PC handling the commissioning and start-up activities.

In the course of the year the production from the FPSO Firenze at Agip's Aquila field in the Adriatic Sea was shut down to allow for maintenance work. The lease and operate contract was then extended until the end of December 2007. The contract for the Okha FSO, operating for Shell offshore Sakhalin Island, was also extended until the end of 2006. It is to be expected that, in view of the progress with the onshore infrastructure project and the construction of the LNG plant and oil export terminal in the south of the island, the FSO will still be required by Shell for a further year until the end of 2007. Extension of the lease to Total of the LPG FSO at the N'Kossa field offshore Congo, is currently under negotiation.

On 1 November 2005 Mobil Equatorial Guinea exercised their purchase option on the FPSO Serpentina operating in the Zafiro field. The unit, in operation since August 2003, was under a lease contract with the client for an initial period of seven years. The contract for the operation of this FPSO for the client under a separate contract continues.

Resulting from the development of the lease portfolio as described above, the Company had at year end fourteen units in operation under lease and operate contracts and a further two units under operate only contracts. Three units were under construction, one of which has in the meantime started operation in the first months of 2006.

Although not affecting the 2005 results, nor the value of the order portfolio at year end, it is worthwhile mentioning that in January 2006 the Company received from the ExxonMobil affiliate Esso Exploration Angola (Block 15) Limited, operator of Angola's Block 15, confirmation of the award of the long expected lease and operate contracts for two FPSOs for the Kizomba 'C' development offshore Angola. The formal contracts are entered into by two Sonangol/SBM joint venture companies; Sonasing for the 'bare boat' leases, and OPS for the operation of the two units, each for durations of 15 years. The first unit, to be deployed at the Mondo field is scheduled for delivery in the last quarter of 2007, with the Saxi-Batuque FPSO following in the second quarter of 2008.

Turnkey Supply and Services Activities

Several long running turnkey supply contracts were completed in 2005 and intake of new orders has been very satisfactory in all operating units of the Company. New awards covered contracts for virtually all systems composing the Company's product line, including two orders for new products developed in house. The activities in 2005 are described hereafter by type of product or service.



The deep-draft semi-submersible for the Independence Hub under construction in Singapore

Large Production or Storage Systems

The design, engineering and project management activities of Atlantia in Houston were in 2005 largely focused on the execution of the turnkey supply contract of the hull and moorings for the Independence Hub deep-draft semi-submersible FPS for Enterprise Products LLP, obtained in the second half of 2004. The design of the semi-submersible required the close cooperation of several Group companies. This project, in 2,400 metres water depth in the Gulf of Mexico, provides a gas gathering and production system for remote deepwater subsea wells from several different oil and gas operators that comprise the Atwater Valley Partners consortium. The hull will carry topsides which process 1,000 million standard cubic feet of gas per day and supports the import and export Steel Catenary Risers. The construction of the hull is taking place in Jurong Shipyard in Singapore and is due for delivery to the topsides integration yard in the Gulf of Mexico in the second quarter of 2006. When installed later in 2006, this platform will be the deepest water Floating Production System in the world.

A second large project under execution in Houston is the Engineering Procurement and Construction Management contract from BHP Billiton and its partners for a SeaStar® Tension Leg Platform for the Neptune field, Gulf of Mexico, for which the full scope of work was confirmed early 2005. The SeaStar® TLP, Atlantia's fifth in the Gulf of Mexico, will be installed in 1,300 metres of water in the central Gulf of Mexico approximately 120 miles offshore Louisiana. The contract is for the design, construction and delivery of the complete TLP, including topsides facilities, and for installation and commissioning assistance. The topsides facilities feature a production capacity of 50,000 barrels of oil, a throughput of 50 million standard cubic feet of gas and 30,000 barrels of water injection per day. The TLP is scheduled to be installed in 2007, with initially seven subsea wells tying back to the facility.

The design and construction of the three flash gas compression barges for the Kashagan field in the shallow waters of the northern Caspian Sea offshore Kazakhstan developed in the course of the year on schedule. Execution of this order, obtained in partnership with Siemens Demag Delaval Turbomachinery BV in the second half of 2004, includes all detailed engineering, procurement and construction supervision of the barges at the yard of Lamprell in Dubai. Delivery of the first two barges to the field operator Agip KCO is scheduled for the summer of 2006 with the third barge following a year later.

In 2005 Mobil Production Nigeria signed the final acceptance of the FSO for the Yoho field, following offshore installation by the 'Dynamic Installer'.

Large Mooring Systems

With the completion by Husky Oil of the FPSO 'Sea Rose', and its arrival on location at the White Rose field offshore Newfoundland, the largest disconnectable internal turret system ever built was delivered. The commissioning comprised a test of the completely automated disconnect and reconnect sequence between the turret, delivered in 2004 and integrated into the FPSO at the construction yard in Korea, and the subsea buoy installed offshore Newfoundland in the summer of 2004.

SBM completed in 2005 the construction of the two main components of the largest disconnectable external turret system ever built, for the Enfield FPSO of Woodside. The vessel bound part consisting of the cantilever structure mounted on the vessel bow and comprising the fluid manifolding and swivel arrangement was delivered to Woodside's FPSO construction yard in Korea. The second component, the riser column, was loaded out from the construction yard in Abu Dhabi for transportation to the Enfield location offshore Australia for hook-up into the preinstalled anchoring pattern. Final completion and commissioning is due to occur upon arrival of the FPSO on location.



Cantilever structure at the bow of the Enfield FPSO comprising the manifolding and swivel arrangement of the disconnectable turret

In June 2005 the order was obtained for the supply of the turret mooring system for the Floating Production Unit (FPU) P-53 which will operate Petrobras' Marlim Leste Field in the Campos Basin, Brazil. The unit will be installed at a water depth of 1,080 metres and the permanent turret mooring will be positioned using nine mooring lines composed of chain and polyester rope segments. A total of seventy five flexible risers and the related piping, manifolding and swivel arrangements make this internal turret mooring the largest ever designed and built. Fabrication of the turret and integration into the FPU will be performed by the Keppel FELS yard in Singapore. Completion is scheduled for mid 2007.

The mooring column of the external disconnectable turret for the Enfield FPSO during load-out


SBM

The design and supply of the spread mooring system for the Chevron Agbami FPSO consisting of twelve mooring legs with suction anchor piles, chain and wire rope is currently being executed. The scope also includes the structural design of mooring porches and the design and supply of all mooring equipment to be incorporated in the FPSO deck layout. The fabrication of the suction anchor piles will be performed in Nigeria at the Nigerdock yard. The complete mooring system will be installed in approximately 1,500 metres of water offshore Nigeria using the new vessel 'Normand Installer', to be followed by hook-up of the Agbami FPSO upon arrival at the offshore site in the course of 2007.

An order was obtained for the design and supply of two mooring systems for an LPG storage vessel at the Belanak field operated by ConocoPhillips Indonesia Inc. The project is executed in two phases, starting with the supply of a CALM system for the mooring of a chartered LPG tanker to be used as a temporary storage unit. The anchoring and riser systems of the CALM buoy will be designed to accommodate, in the second phase, the external turret system of the dedicated LPG storage vessel which will be permanently moored for the life of field.

Deepwater Export Systems

SBM received in the course of the year orders for three further deepwater export systems for field developments in West Africa. The export systems, very large CALM buoys, are installed at a distance of approximately 2,000 metres from large spread moored FPSOs. They are linked to the production and storage vessels by means of two or three large diameter steel or flexible flowlines, suspended between the vessel and the buoy. At this distance from the FPSO, export tankers can moor safely to the buoy and receive their cargo from the FPSO through the flowline system and the piping and hose system of the buoy.

The new awards bring the total of orders for such systems to eight, out of a total of nine awarded thus far by the oil majors. Two terminals were put into operation in previous years offshore Angola at Girassol (Total) and Kizomba 'A' (ExxonMobil), whilst in 2005 a further two units were commissioned offshore Nigeria at Bonga (Shell) and again off Angola, this time at Kizomba 'B' (ExxonMobil).

Construction of the buoy for Erha (ExxonMobil), an order received in 2004, neared completion by the end of 2005 at the yard of Nigerdock in Lagos and, in the meantime, delivery has taken place during the first quarter of 2006.

The three orders received in 2005 are for the following projects, all in water depths in excess of 1,000 metres:

- the BP operated Greater Plutonio field offshore Angola;
- the Chevron operated Agbami field offshore Nigeria;
- the Total operated Akpo field offshore Nigeria.

An important feature of the orders for deepwater export systems is that a very large part of the construction of the buoys, as well as the suction piles for the anchoring systems, is performed at local yards: Sonamet in Angola and Nigerdock in Nigeria.



A scale model of the deepwater export CALM for the Erha field of ExxonMobil and the installation of the buoy offshore Nigeria



Artist's impression of the Kikeh FPSO and of the Gravity Actuated Pipe (GAP™), transferring live crude and controls from the satellite wellhead platform to the FPSO

Fluid Transfer Systems

The Research & Development efforts of the Company have been rewarded in 2005 with the award of two contracts for long distance fluid transfer systems.

Through Delcom Services Sdn Bhd a contract was obtained from Murphy Sabah Oil Company Ltd for the engineering, procurement, construction and installation of a Gravity Actuated Pipe (GAP™) system for the transfer of multiple live produced fluids on the Kikeh Field offshore Malaysia. The GAP™ will cover a distance of 1,600 metres and will connect the SPAR Dry Tree Unit and the turret moored Floating Production Storage and Offloading vessel. The GAP™ consists of a neutrally buoyant pipe carrying steel oil transfer pipes and a control and power umbilical. The bundle is supported and tensioned at a depth of 150 metres under the water surface by chains and weights attached to the two floating units. Fluid transfer between the pipe bundle and the floaters at the two extremities is by means of flexible lines. This near surface transfer system, patented by the Company, greatly reduces flow assurance problems caused by hydrate formation and waxing. The GAP™ system will be fabricated in Malaysia and offshore installation is scheduled for the second quarter of 2007.

An order from SNEPCO for the supply and installation of a Trelline™ flexible export line for the Bonga field offshore Nigeria. The line, with a total length of over 2,000 metres and a 20 inch diameter, will be suspended between the spread moored FPSO and the export buoy at a depth of about 100 metres under the water surface. The Trelline™ concept is based on the utilisation of a bonded rubber hose and has been developed in conjunction with Trelleborg.

Tanker Loading and Discharge Terminals

The market for the supply of traditional offshore tanker loading and discharge terminals of the Catenary Anchor Leg Mooring (CALM) type has been rather steady over recent years and although competition on price has been very severe in a number of projects, the Company has been successful in securing a large market share. It is worthwhile to note that new orders are not only for replacement units for older installations but also for expansion of existing terminals as well as terminals at new locations.

An interesting development is the order received towards the end of the year from BP for the supply of two terminals to be installed offshore Louisiana in the Gulf of Mexico. The systems will be designed to withstand hurricane category five conditions and BP is planning on using these terminals as back up systems in the event a passing hurricane damages the regular oil export infrastructure. In such circumstances a tanker would be moored to the CALM and be utilised as a temporary FSO with small shuttle tankers taking the crude to shore.



CALM buoy for Trafigura installed at the Tema refinery in Ghana

Apart from the above order from BP, the Company secured in 2005 the following new terminal orders:

- from BP Trinidad and Tobago LLC for the supply of a 'stock buoy' to replace one of BP's terminals at the Galeota Point refinery, supplied by the Company in the seventies;
- from Soilmare S.r.L., for the design and supply of a complete CALM terminal for the Mellitah Upgrading Project of Agip Oil Co. Ltd Libya;
- from Waha Oil Company for the supply of a CALM buoy for the terminal in Ras El Sider, Libya;
- from Fred Olsen for the supply of a CALM system for the export of oil produced by a spread moored FPSO to be installed in the Addax operated Antan field offshore Nigeria;
- from the Willbros Group for the supply of a CALM system to be installed at the Escravos terminal in Nigeria. The system will be used for the export of the products of the 'Gas To Liquid' plant of Chevron, currently under construction.

The orders for these terminals are executed in Monaco and in Houston.

Design Services and Supply of Special Components

In addition to their active participation in the execution of a large number of the contracts described above, Gusto and MSC in Schiedam as well as GustoMSC Inc (GMI) in Houston obtained and executed a large variety of orders for design services, in certain cases combined with the supply of proprietary hardware components. A number of the most significant orders are described hereafter.

Basic Design Packages for New Facilities

- Maersk Contractors ordered four cantilever jack-ups of MSC design from the KeppelFels Shipyard for delivery in the period from 2007 to 2009. The basic design for these units is provided by MSC under a license agreement between MSC and KeppelFels. This project was the result of a year long design customisation study with Maersk Contractors. The jack-up units are designated for operation in 100 metre water depth in moderate environmental conditions;
- Maersk Contractors ordered two drilling semi-submersibles of joint KeppelFels-MSC design from the KeppelFels Shipyard for delivery in the period from 2008 to 2009. The basic design for these units is provided by MSC



Drilling semi-submersible for Maersk Contractors; an MSC design under a joint design agreement between MSC and KeppelFels. Maersk Contractors still has an option for a third unit. These semi-submersibles are designed for development drilling and well construction in water depths up to 900 metres in the Gulf of Mexico and offshore Brazil, West Africa and Asia;

- MSC received an order to provide the basic design for an accommodation jack-up for 180 people based on one of MSC's standard designs;
- CNOOC Offshore Oil Engineering Company (COOEC) awarded a contract to Gusto for the basic design of a Dynamically Positioned pipelay and heavy lift vessel. The contract comprises the customisation and modifications to an existing Gusto DP vessel design package. The vessel will be designed for pipelay and heavy lift operations in up to 1,500 metre water depth, equipped with a Class 3 dynamic positioning system, two double joint piping preparation trains, double joint piping fire line as well as a fully revolving 4,000 Tonnes offshore crane. The vessel will be one of the larger pipelay vessels in the world.

Conversion and Upgrade Engineering

- The MSC designed jack-up 'Maersk Inspirer', completed in 2003, is used by Statoil as a drilling and production platform on the Volve field offshore Norway. MSC provides the verification analyses and the engineering required for the support of the production equipment;



Jack-up 'Maersk Inspirer' converted into a drilling and production unit for the Volve field

- Allseas awarded Gusto the basic engineering work related to the conversion of a bulk-carrier into the pipelay vessel 'Audacia'. The scope of work is focused on the engineering of the naval, structural aspects of the vessel conversion and the dynamic positioning systems and marine systems. The 'Audacia', 225 metres long and a width of 32 metres, comprises a Class 3 dynamic positioning system with six azimuth thrusters and six generator sets. The vessel will be equipped with a 100 metre stinger suspended from a stinger handling system over the bow. In addition, the living quarters will be upgraded to accommodate over two hundred people;
- Noble Drilling awarded GMI the engineering contract for the upgrading of the 'Noble Clyde Boudreaux', a drilling semi-submersible constructed in the 1970's, in view of upcoming contracts for this unit in deep water locations in the Gulf of Mexico. The work included expansion of the accommodation capacity, upgrade of the mooring winches and wires, a maindeck extension, additional life boat capacity, and all calculations related to motions, stability, global strength, redundancy and fatigue;
- The semi-submersible drilling rig 'Etesco Millennium' (ex-'Laffitte Pincay') has been contracted by Petrobras to work in Brazil as a floating hotel, accommodating 270 people. GMI has been contracted to perform the engineering of the necessary modifications including the creation of a workshop space, galley, offices, conference room, theatres, swimming pool and other facilities. Additional life boats are required for the increased number of people onboard. New cranes are to be added to increase the lifting capacity for construction support work. The unit will be moored in up to 250 metre water depth and serve surrounding platforms linked to the floatel via a gangway;
- GMI assists Atwood Oceanics in the upgrading of the semi-submersible 'Atwood Falcon', increasing the maximum operating water depth from the design depth of 1,000 metres to 1,500 metres. The work focuses on the upgrade of the riser tensioner system and the related structural modifications, and on structural analyses for a range of operating and survival conditions.

Proprietary Component Supply

- Gusto developed and delivered for Marine Projects International Ltd a dedicated pile upending and guidance tool to install mono-pile foundations for wind turbines. These piles have a typical weight of up to 600 Tonnes. This turnkey project, including the load testing, was executed in



Trials with the pile upending and guidance tool for the installation of mono-pile foundations for wind turbines

a record time of four months, and thirty mono-pile foundations for the Barrows offshore windfarm project were successfully installed with the tool in the second half of 2005;

- in conjunction with the basic design package for the four jack-up drilling rigs for Maersk Contractors, KeppelFels ordered from MSC the supply of four sets of the patented skidding and fixation systems for the jack-ups.

Offshore Contracting and After Sales Services

2005 has been an extremely busy year with execution of a large variety of orders in all areas of activity including offshore contracting, system overhauls and spare part supplies.

Offshore Contracting

Both SBM's 'Dynamic Installer' and the 'Normand Progress', under charter from Solstad until September 2005, were fully occupied with installation work related to several of the turnkey supply and install contracts and a series of contracting jobs for third parties.

The 'in house' work included:

- hook-up of the Sanha LPG FPSO offshore Angola;
- miscellaneous sub sea installation work in the Bonga field for Shell Nigeria;
- installation of the CALM and CBM terminal for Trafigura, Tema, Ghana;
- installation of a CALM type barge mooring for BMT Marine in the Mediterranean offshore France.

The main 'third party' contracts covered:

- sub sea pipeline repair work, and other saturation diving activities, for Total offshore Angola and Congo;
- installation of sub sea spool pieces for ExxonMobil in the Yoho field, Nigeria;
- deepwater installation works in relation to the deployment of an FPSO on the Baobab field operated by Canadian National Resources, Ivory Coast;
- replacement of sub sea hoses at the Amenam terminal of Total, Nigeria;
- installation of I-tubes on the Girassol FPSO for the tie-back of the Rosa field;
- sub sea tie-back work to the FPSO of Vaalco offshore Gabon;
- sub sea repair work for Marathon Equatorial Guinea at the Alba LPG terminal;
- saturation diving works for the revamping of the Palanca terminal of Total, Angola;
- provision of diving support for the FPSO installation at the Okwori field for Addax, Nigeria;
- cable laying for ENI in the Djambala field offshore Congo.

System Overhauls

- overhaul of a CALM system for BMT Marine in France;
- overhaul of the first disconnectable turret mooring supplied in 1985 to ACT for the mooring of the FPSO 'Nan Hai Fa Xian' offshore China;

Tie-in of the floating hose string during the installation of a CALM terminal





A Passenger Boarding Bridge at Rostock airport delivered by NKI Group

- upgrading of the disconnectable turret mooring of ConocoPhillips offshore China;
- complete overhaul of two CALM terminals for Pemex in the Gulf of Mexico.

Spare Part Supplies

With over three hundred CALM type terminals and almost fifty FPSO and FSO mooring systems supplied by the Company currently in operation, the supply of spare parts has made a large contribution to turnover and profitability.

The complexity and type of the spare part orders cover a very wide range, of which significant elements include:

- supply of a fluid swivel for a SALM system at the LOOP terminal off Louisiana, Gulf of Mexico;
- order from BP for the supply of additional swivel paths on the large turret mooring system of the Schiehallion FPSO operating West of Shetlands.

Several contracts were obtained as well in 2005 for the services of the new deepwater installation vessel 'Normand Installer' which was delivered at the end of March 2006. The current order book for the vessel shows almost full occupation until the end of 2006, with 'in house' work as well as 'third party' contracts.

Airport Infrastructure Projects

NKI Group has, after a slow first half of 2005, seen a recovery of the airport infrastructure market in the second half of the year. This recovery has been illustrated through several new orders received towards the end of the year for the supply and installation of Passenger Boarding Bridges (PBBs), but also by orders in NKI's other activities such as airport counters and signage.

The most significant orders include contracts for:

- delivery and installation of counters for Domodedovo Airport, Vnukovo Airport and Anadyr Airport (Russia);
- delivery and installation of counters for Colombo Airport (Sri Lanka), Tivat and Podgorica Airport (Montenegro), Sangster Airport (Jamaica), Berlin Schönefeld Airport (Germany), Bangalore Airport (India), Prague Airport (Czech Republic), JFK Airport and Miami Airport (USA);
- delivery and installation of PBBs for Amsterdam Seaport (The Netherlands);
- delivery of Taxiway Guidance Signs (TGS) for Bratislava Airport (Slovakia), Leeuwarden Airport (The Netherlands), Soekarno Airport (Indonesia), München and Leipzig Airport (Germany);
- delivery and installation of PBBs for Bangalore Airport (India);
- renovation of PBBs at Schiphol Airport (The Netherlands) and Johannesburg Airport (South Africa);
- delivery and installation of PBBs for Frankfurt Airport (Germany).

These new orders exceed in value the deliveries made in the course of 2005 and result in an improved order book. The Management is confident that the recovery of the market will continue in 2006 and 2007 and expects that 2006 will be a profitable year.

The new deepwater installation vessel 'Normand Installer' during acceptance trials


NORMAND INSTALLER

Corporate Governance

Corporate governance structure

The Company is a Naamloze Vennootschap (public limited company) incorporated under Dutch law with its statutory seat in Schiedam.

The authorised share capital is divided into ordinary shares and preference shares. Only ordinary shares have so far been issued. The ordinary shares are listed at the stock exchange of Euronext Amsterdam as part of the AEX index. The preference shares will only be issued under certain circumstances as an anti-takeover protection measure, as explained later in this section.

The Company has a Supervisory Board, consisting of six persons. The Supervisory Board has established an Audit Committee, a Remuneration Committee and a Selection and Appointment Committee.

The Company also has a Board of Management with one statutory member and three other members. No members of the Board of Management are members of the Supervisory Board of any other listed company and the Company has not granted personal loans or guarantees or other financial support to any of its Board of Management members and will refrain from doing so in the future. None of the members of the Board of Management had a conflict of interest with the Company during the year.

Dutch corporate governance code

In 2005 the Company continued to develop procedures and activities in order to comply with the best practice provisions of the Tabaksblat Dutch corporate governance code ('the Code') and the following has been implemented:

- Options allocated to Board of Management members from 2005 onwards are subject to an Earnings Per Share growth target over a three year period, as part of the long-term incentive component of the remuneration policy approved at the 2005 Annual General Meeting of Shareholders;
- Presentations to analysts and investors are systematically announced on the Company's website and within press releases, and the presentation slides are available on the Company's website. For the first time the Company webcast live its mid-year analysts presentation in Amsterdam in August 2005 and has decided that webcasting becomes standard practice for both full-year and mid-year results presentations.



View from the 'bridge' of the FPSO Capixaba

The only remaining issue concerning best practice provisions is that the present CEO, Mr. D. Keller, has no specific term of appointment stipulated in his employment contract, which was concluded before publication of the Code. No action will be taken in this respect considering that Mr. Keller is due to retire in 2008.

The Code's principles also require that proxy voting means are made available, with the intention of maximising shareholder participation in General Meetings of the Company. A proxy voting system is provided but electronic voting means will not yet be implemented. The majority of the Company's shareholders are located in the United States or United Kingdom and electronic voting would only become possible once cross-border identification issues can be legally cleared. There are no means provided for shareholders to communicate with other shareholders.

Provisions in relation to one tier boards and depositary receipts of shares are not applicable to the Company.

The Company reserves the right to change its position as to the compliance with the best practice provisions if circumstances would require it to do so. In such cases non compliance would be explained to the shareholders.

The reports of the Supervisory Board and Board of Management set out all of the information that is required by the Code to be included in the Annual Report.

In addition the Company launched its new website in May 2005 within which the following information can be accessed under the Corporate Governance page:

- Company Code of Conduct;
- Supervisory Board rules, including rules for the three committees reporting to the Supervisory Board;
- Supervisory Board profile and retirement schedule for its members;
- Rules for reporting of alleged irregularities of a general, operational or financial nature ('Whistleblowing' rules);
- New regulations concerning Inside Information and the holding of and effecting transactions in Securities.
- Board of Management remuneration policy;
- Agenda and minutes of previous General Meetings of Shareholders.

Protection policy

The Group remains firmly opposed to a take-over by a third party when in its opinion the ultimate aim of such take-over is to dismantle or unbundle the activities of SBM Offshore, or otherwise to act against the best interests of SBM Offshore including its shareholders, employees and other stakeholders.

In order to allow sufficient time for an appraisal of an unsolicited public offer for the shares of the Company or any other attempt to take over the Company, Management has, with the cooperation of the shareholders, made use of the possibilities open to a company under Dutch law and in the Dutch business sphere.

In connection with this, a foundation has been formed with the objective of using the voting power on any preference shares in the Company which it may hold at any time, in the best interests of the Company and the business conducted by the Company. This foundation will perform its role, and take all actions required, at its sole discretion. In the exercise of its functions it will however be guided by the interests of the Company and the business enterprises connected with it, and all other stakeholders, including shareholders and employees.

The foundation 'Stichting tot Beheer van Preferente Aandelen in SBM Offshore N.V.' is managed by a Board, the composition of which is intended to ensure that an independent judgement may be made as to the interests of the Company. To ensure this, a number of experienced and reputable former senior executives of multinational companies were invited to join this Board.

The members of the Foundation meet regularly with the Management of the Company to be updated about the business and interests of the Company, and in 2005 Mr. J.D.R.A. Bax was appointed as the Supervisory Board's observer in the Foundation's Board meetings.

The Board of the Foundation consists of Mr. N. Buis, a former CEO of Smit Internationale N.V., Mr. P.J. Groenenboom, a former CEO of Imtech N.V., Mr. J.C.M. Hovers, a former CEO of Stork N.V. and of Océ N.V., Mr. H.A. van Karnebeek, a former Vice-Chairman of the Board of Management of Akzo and from 2005 Mr. R. Voogd, a former notary and presently a lawyer.

The Managing Directors, with the approval of the Supervisory Board, have granted a call option to the Foundation to acquire a number of preference shares in the Company's share capital, equal to one half of all ordinary shares outstanding immediately prior to the exercise of the option, enabling it effectively to perform its functions as it, at its sole discretion and responsibility, deems useful or desirable. The option was granted on 30 March 1989. In accordance with the by-laws of the Company, shareholders were advised of the reasons for granting this option in the Extraordinary General Meeting of Shareholders of 28 April 1989.

In the joint opinion of the Supervisory Board, the Board of Management and the members of the Board of the above Foundation, the 'Stichting tot Beheer van Preferente Aandelen in SBM Offshore N.V.' is independent from the Company as defined in the 'Fondsenreglement' of the Euronext Amsterdam Stock Exchange.

Human Resources

Labour

The increase in the Company's activity from 2004 to 2005 was reflected by the hiring of more staff in all Group companies. Due to the increase in the number of offshore floating production and storage units coming on line during this period a considerable number of new staff was also hired for offshore operations. The overall number of staff for SBM Offshore has increased to 3,164 persons at year end 2005, an increase of 25% in comparison with the end of 2004.

A project progress meeting



SBM Offshore continues to benefit from the employment of contract staff to provide short term hires through the Company's own in-house agency and approved external agencies. This provides flexibility in expansion during peak work periods, which is controlled by keeping these contract staff numbers to below 30% of the total workforce.

The distribution of the total number of personnel at year end 2005 over the lease and turnkey supply activities of the Company and, within each of these activities, the split between permanently employed staff and agency and contracted personnel are shown in the chart hereafter.


318
1317
1162
367
Total 3164
Permanent Turn key
Contractor s Turn key
Permanent Lea se
Contractor s Lea se

A second chart shows the distribution of the total number over the three main execution centres, the staff in other offices and shore bases worldwide, and the manning of the fleet.


1381
768
378
151
486
Total 3164
Monaco
Schiedam
Houston
Worldwide On shore
Worldwide Off shore

The Company has continued the intake of graduates using an internship programme, providing a flow of young engineers and support staff to provide for the future. The new staff members receive a structured training programme specifically designed to meet the requirements of their functions. Special efforts are made to bring the non-technical staff closer to understanding the very technical nature of the Company's products through 'Continuing Professional Development' (CPD) programmes that explain in simple terms the nature of oil and gas processing. This has closed the technical gap that traditionally exists between technical and non-technical staff in engineering companies.

Remuneration

The Company's remuneration package remains attractive, providing a comprehensive reward including salary and bonus to recruit and employ staff at both senior and junior positions. The Employee Share Ownership Plan continues to involve staff in the Company's successes by encouraging employees to invest in SBM Offshore shares. Certain senior staff receive share options.

Staff Absence

For 2005, staff absence remained at the same low level as for 2004 at 1.8%.

Cultural Diversity

SBM Offshore believes that cultural diversity brings an extra dimension and added value to the work. The Company employs staff from 40 different nationalities and the interaction of these varied cultures in their work produces an understanding of problems seen from very different sides. Although English remains the operating language of the Company this diversity increases the linguistic abilities needed to efficiently operate in different spheres of global activity.

Competency System

The introduction and implementation of the Competency System has started to show positive results. The Company offers quite a wide range of work activities and an increased response from staff has been noticed to request lateral transfers to functions which have been recognised as being more suitable for their abilities. This means that more people move into the right place without having to externally recruit. Performance appraisal has become more meaningful and staff can see their career path possibilities in a more transparent manner.

Competency Assessment on Offshore Units

The Competency Assessment System introduced a few years ago is gaining momentum on all offshore units. Starting with the production department, it has now been extended to all departments onboard, including maintenance and cargo.

A unified reporting system has been established by which the results from all individual offshore units are fed into a central database set up in the Monaco office; a report is issued monthly to company senior management for analysis and review. The percentages of completion are rising steadily for all staff in all departments.



The central control room of the FPSO Marlim Sul offshore Brazil

Internal verification is performed regularly by two full time assessors travelling to each unit of the fleet.

Training of National Staff

During 2005, the Company has continued to increase the recruitment of national staff. The overall company training strategy, including training of nationals is developed by the Fleet HR Department located in Monaco.

In the major areas of this development, Brazil and Angola, strong HR departments have been set up; in addition to the sourcing of competent national staff, these HR departments are heavily involved in training and competence development activities. In other countries where the numbers of employees are not so large, specifically adapted training scenarios are put in place.

An important tool for the training of national staff is also the development of Computer Based Training packages. The first pack was developed in 2005 and proved very successful. On this basis, a new series of training modules has been approved for development in 2006.



A group of newly qualified welders at the Nigerdock welding school, Nigeria

Training facility in Macae, Brazil

As the Company continues to expand in Brazil with the arrival of FPSO Capixaba offshore Vitoria in April 2006, the fourth major FPSO in Brazil, the need for dedicated production operations training facilities has been recognised by the opening of a dynamic Process Simulator within the company's Macae premises. This complements existing company Computer Based Training Modules and Competency Assessment systems and is designed to replicate the Central Control Room of the Company's most sophisticated FPSOs.

A dedicated full time training supervisor is employed to run and administer the week long courses under the co-ordination of the Macae human resources department. The courses are tailored to suit both new recruits who receive basic training, and existing employees who receive development and advanced training. It also provides for refresher training for the most experienced staff.

The four large LCD monitors display the process plant modules down to component level, and the fire and gas systems in considerable detail. The trainer programmes operating scenarios involving change from steady state which the trainee is obliged to identify, diagnose by navigating through the system, and respond to on the basis of objective evaluation. The simulator reacts to both correct and incorrect trainee inputs in the same way as a live panel would offshore. The system thus gives trainees freedom to work and take actions within the simulator without the risk of a partial or total production stoppage that might otherwise occur on a live plant.

Training centre in Luanda, Angola

ESSA, Empresa de Servicos e Sondagens de Angola Limitada, is a training centre in Luanda owned and operated by Sonangol. Since 2003, SBM is participating in the development of ESSA by financing investments in the construction of buildings used for training and by having its national staff attending various training courses and exercises, in particular in the areas of offshore safety, such as helicopter crash landing at sea and fire fighting. ESSA has obtained international accreditation and certification for these programmes.

The Company has committed to finance and manage three further projects in ESSA: a training process simulator similar to the one installed in Macae, the technical support of a Marine Institute within ESSA, and the training of a group of twelve electricians to be followed by the opening of an independent workshop to be run by these Nationals as a business.

Welding school at Nigerdock, Nigeria

The yard of Nigerdock in Nigeria started in 2004 the project of building a welding school to train and employ a work force from the local communities neighbouring the yard. The Company contributes to this skill transfer project with substantial financing and technical assistance. Over 130 fitters and welders have graduated since the opening of the school.

Corporate Social Responsibility

General

SBM Offshore is conscious of the fact that the oil and gas industry has a high impact on society and the environment. The Company realises that it is essential to conduct its business in a sustainable way.

The Company's commitment to socially and environmentally responsible business is expressed in the Code of Conduct and the associated Sustainability Matrix published on the SBM Offshore website. The Company has developed the Sustainability Matrix in order to give a clear and compact overview of the internal rules and policies, which reflect the attitude towards socially and environmentally responsible business. Rather then enumerating a series of declarations of good intentions, the matrix shows the responsibilities of each department of the Company towards our clients, capital providers, employees, suppliers, society and environment. These responsibilities are explained and backed up in the matrix with the corresponding internal rules and procedures. The Company is committed to these rules and procedures and makes a continuous effort to maintain and improve them.

In its foreign establishments supporting the operations of FSOs and FPSOs, the Company is committed to the implementation of the Social Accountability norm SA 8000. This norm is, amongst other subjects, concentrating on the subjects of forced labour and child labour.

Myanmar

The Company continues to own and operate an FSO offshore Myanmar under a long-term lease contract with Petronas. Scrupulous attention is paid to the protection of the local employees' rights, and to their training and promotion. The FSO Yetagun is currently operated with a crew consisting of more than 85% Myanmar nationals. In 2005 the nationalisation programme has been continued with the recruitment and internal promotion of National Safety Supervisors replacing the expatriate Safety Officers. The promotion of these nationals is a major success, and this trend will continue for other key positions on the vessel.

The Company committed in 2003 to the application of the SA 8000 norms in terms of social accountability in its Myanmar operation. This commitment implies in particular the continuous and traceable checking of the Company's suppliers and sub suppliers in Myanmar in relation to forced labour and child labour. The Company's Internal Auditor performed in 2005 an audit of the compliance with this norm.

The Management, accompanied by representatives of the Dutch trade unions, paid in 2005 a second visit to the Myanmar Ambassador in the United Kingdom. This meeting permitted to explain to the Myanmar Ambassador the business and the social accountability positions of the Company in Myanmar.

Social Programmes

The Company has taken a number of initiatives in support of social programmes in countries where the Company has business activities. Some examples are briefly described hereafter.

Casa do Menor, Brazil

Casa do Menor was founded 18 years ago in one of the poorest neighbourhoods of Rio de Janeiro by an Italian priest Fr. Renato Chiera. It has developed a vast social programme targeting street kids and teenagers, homeless boys and girls, some of them already involved in criminal activities. There is a specially developed facility treating children suffering from drug addiction, HIV, illness and disability. The next step of the programme is to get these children, for a period of time, living within family homes where they learn how to socialise. Finally, the teenagers are helped to enter into basic professional education to allow them to access the work market as apprentices with fundamental professional skills and good citizenship values.

On 8 July 2005, a ceremony was held in the head office of Casa do Menor, to certify 570 students in several basic professional disciplines. Among this group were 40 students sponsored by the Company to become electrical and mechanical apprentices. In the second semester, SBM Offshore sponsored a second group of 40 adolescents in the same disciplines. The semester courses usually take four months and classes take place from Monday to Friday. Sponsorship includes meals, uniforms, materials for the workshops and instructors' wages. The Company is planning to support the best students in finding an assignment in the Macae area (with SBM subcontractors) that will pave the way for them to start their professional lives.

Padre Horacio, Angola

In Angola, the Company is financially supporting a project similar to Casa do Menor, an institution run by an Argentinian priest Padre Horacio who lodges and feeds street children. Education is given to these children, including some technical subjects such as basic mechanical and electrical knowledge. SBM Offshore is now committed to incorporate some of the children from this institute in the ESSA project for enhanced training of electricians and the creation of an electrical workshop.

Orphanage on Sakhalin Island, Russia

For several years, the Company has been providing support to the Sakhalin Orphanage on Sakhalin Island where the Company operates the FSO Okha.

HIV and AIDS awareness programmes, Myanmar

In Myanmar, the Company is providing financial support to two programmes under the umbrella of the United Nations organisations UNAIDS, UNICEF and the National AIDS Programme MBCA (Myanmar Business Coalition on AIDS).

- Over recent years an HIV/AIDS awareness programme has reached 14,077 seafarers at the Maritime Institute of Yangon, out of a potential 60,000 seafarers in Myanmar. The target to reach during 2006 a minimum of an additional 4,000 seafarers has been reconfirmed.
- An HIV/AIDS educational programme reached 5,000 factory workers and families in the cities of Yangon and Pyay. A further estimated 10,000 were reached through public talks, video shows and through peer educators in Pyay and in nearby towns, Shwetaung and Sin Mee Swe. The programme managed to convince and mobilise two core groups in Pyay: the hotel managers, through their association, and a humanitarian social group called the 'Khittaya Lu Nge' to reach all social strata. The mobilisation of these two groups enhances the sustainability of the programme for the future.

Regular meetings with these organisations and the auditing of their programmes continue to confirm both the legitimacy and the effectiveness of the Company's sponsorship.

Health, Safety and Protection of the Environment

General

Good HSE performance is recognised as an indicator of the effective overall management of the Company. It is with this in mind that a Group Management System has been put in place to cover the combined activities of Quality Assurance, Health & Safety, Environment and Security. This Management System is designed to be compliant with the requirements of the following International Standards:

- ISO 9001:2000 Quality Management;
- ISO 14001 Environmental Management;
- OHSA 18001 Health & Safety;
- the ISPS Code for ship security;
- the ISM Code for the safe management and operation of ships and for pollution prevention.

This Group Management System has been further developed in 2005 to fully integrate the arrangements for the management of HSE with other business activities and objectives. The main challenge has been to develop these arrangements in a way that takes into account the dynamic nature of the business whilst at the same time being adaptable to different cultures and the geographical regions in which we conduct our operations. To achieve this, the Company has focused on softer issues such as promoting and measuring 'leading indicators', also encouraging the involvement of senior and project management in safety tours and incentive schemes with the objective of reinforcing an open reporting and no blame culture.

A fire fighting exercise at the ESSA training centre in Luanda, Angola



The adoption of common HSE standards and increased co-operation with clients and subcontractors has helped to develop an increased awareness of safety expectations adjusted to local conditions. This has enabled a process of continual improvement in health and safety performance. Locally employed professional safety staff combined with organised safety incentive schemes have helped to engender a more positive approach to safety and proactive policies have contributed to the prevention of diseases such as Malaria and other occupational illnesses.

Onshore and Installation Activities

Three lost time incidents were incurred during 2005 in the offshore oil and gas activities for a total of 2.9 million man-hours worked. A lost time incident, or LTI, is defined as an incident leading to more than one day away from work. Although this is an increase from the two LTIs recorded in 2004, the downward trend of incident frequency has been maintained due to the additional man-hours worked. Focus on management led safety initiatives, particularly in the hazardous environments of offshore installation and during construction activities conducted in West Africa, will maintain this notable achievement during 2006.

Offshore Production Activities

The 2005 HSE statistics for the leased fleet of FPSOs and FSOs show a decrease in the number of LTIs to two for 3.8 million man hours expended for 2005 with a Lost Time Accident Frequency (LTAF) of 0.10, compared with the previous year where six LTIs for 3.5 million hours were recorded with a LTAF of 0.36.

This noticeable decrease in the number of LTIs is a direct result of the commitment by all employees to ensure a robust and effective safety culture is maintained and enhanced onboard the marine units.

Research and Development

Introduction

SBM Offshore is active in the development of new systems and components to enable safe and economic energy recovery from offshore areas. The major focus of the present R&D effort is on deepwater floating production and systems for the LNG supply chain. Direct R&D expenditures amounted to US$ 9.7 million in 2005, to be increased significantly in 2006, including the business development costs in the Gas and Power activities. Not included in the above are the indirect R&D expenditures through development work performed for specific project tenders, written-off as part of selling and marketing expenses.

Our technology continues to push back the frontiers of oil and gas production, storage and offloading, enabling economic development in any offshore areas.

Current R&D activities include:

Deepwater Systems:

- Steel Catenary Risers;
- Mid-water pipe systems;
- TLP depth extension;
- Installation systems;
- Mooring systems.

LNG Production, Transfer and Storage Systems:

- Floating production of LNG;
- Floating storage and regasification;
- Ship-to-ship transfer of standard LNG carriers in harsh environments;
- Cryogenic fluid swivels.

Examples of achievements in these areas are described below:

Deepwater Systems

Steel Catenary Risers (SCRs)

In ultra deepwater, riser systems become a technical challenge and a major part of the field development costs. Large external pressures in these great depths cause flexible solutions to run into weight and cost problems. These same depths however enable steel pipe configurations to remain within limited bending and thus make them suitable for deepwater SCR use. The FPSO with its large displacement is ideally suited to carry a large number of such deepwater SCRs. SCR bending fatigue concerns in this use have been addressed and shown not to be a problem in moderate to rough environments.

Further internal R&D studies are underway to reduce the SCR installation costs by placing the installation means on the FPSO and use threaded couplings to join and install the SCRs. As the SCRs are assembled, anchor handling type tugs will be used to pull out the SCR to subsea wells or manifolds where conventional tie-in procedures are used to make the connection with subsea facilities.

Mid-water pipe systems

Product transfer between floating systems in deep and ultra deep water is often more efficient if handled at minimal depth by mid-water pipe systems. Two such systems having distinct uses have been developed. The Trelline™ for large diameter flexible lines used in the transfer of stabilised crude from FPSOs to export buoys, and the Gravity Actuated Pipe (GAP™) for the transfer of multiple live produced fluids between Dry Tree Units (DTUs) and an FPSO used for processing of the hydrocarbon production.

The Trelline™ is a joint development between Trelleborg and SBM for the qualification of a large diameter bonded hose capable of much higher internal and external pressure and tension than standard submarine loading hoses. This hose received the API 17K certification by Bureau Veritas in 2003. In 2004, work focused on the analytical modelling of the hose carcass and the fatigue testing of the highly loaded first hose section attached to the buoy. In 2005, completion of the final ¶certification work has made this hose a good alternative to steel or unbonded flexible solutions. Hose advantages are superior bending fatigue, large diameter availability and installation without the use of expensive lay vessels. A first order for the use of this technology was received in the course of 2005 for an application in the Bonga field offshore Nigeria.

The GAP™ consists of a neutrally buoyant bundle of steel pipes supported and tensioned at a near surface depth by chains and weights attached to floating systems. The floating systems transfer production fluids through the pipe bundle and via vertical flexible lines at both extremities. This near surface transfer greatly reduces flow assurance problems caused by the formation of hydrates and waxing that would occur with a bottom founded SCR piping system. The GAP™'s neutrally buoyant bundle also greatly reduces the load placed on the floater when compared to SCR use, which is quite important when designing TLP tie-ins. Studies of tie-ins from two to thirty kilometres have shown the GAP™ to be applicable in any deepwater production area of the world. The first contract for the application of this technology was received in 2005 for a tie-in of this type in the Kikeh field offshore Malaysia.

TLP Depth Extension

TLP use generally has been thought to be limited to depths up to 1,500 metres. This limit is a consequence of the TLP mooring physics. The longer vertical mooring tendon stiffness reduces with depth causing the TLP mass and spring system to move to longer periods. These longer periods are excited by commonly occurring short waves causing fatigue in the tendons. Increasing tendon size to reduce periods adds weight to the structure and cost to the tendons thus making the TLP less competitive in deep water.

A passive air damping system that can be placed in the TLP columns and which damps out the dynamics caused by these longer tendons, has been developed. Work is progressing to incorporate this air damping system in the TLP. Once this system is integrated in the TLP, longer lighter tendons will enable TLPs to be economically designed for water depths up to 3,000 metres. Preliminary tests of this system were successfully carried out in 2005 and early 2006 will see the final confirmation tests.



A gimbal joint accommodates angular motions between the FPSO piping and the Trelline™ export hose

Installation Systems

For deepwater installation of the Company's products such as FPSOs and TLPs, the Company has taken delivery of the new ultra deepwater installation vessel 'Normand Installer' at the end of March 2006. To make this vessel capable of installations in 3,000 metres, internal developments are being carried out for pile driving and lowering means in these depths.

For pile driving a propellant burning pile driver is being developed in association with IHC Hydrohammer. This pile driver uses fast burning propellant to supply driving energy for piles and plate anchors at great depth. This fuel eliminates the need for a costly and hard to handle umbilical to supply driving energy.

For lowering of large subsea packages a Decoupled Air Vessel Installation Tool (DAVIT) is being developed. The DAVIT uses standard small diameter steel rope to lower a heave decoupled, variable buoyancy vessel with subsea payload to any depth up to 3,000 metres. The decoupled air vessel is light as it is pressure balanced and fully reusable with any payload up to its maximum buoyancy.

Mooring Systems

Clients are demanding ever larger turrets, with increasing water depths and accommodating up to one hundred risers. SBM Offshore has demonstrated through the recent progression of internal turret designs that these new arrangements can be achieved.

The capacity increase has been made possible by using the bogey bearing instead of the elastomeric pad system.

For this new large diameter turret the number of decks required has been reduced, and as a consequence the height of the gantry can be substantially reduced from 60 to 30 metres. Contributory factors for this rationalised design include a radical review of the selected piping, manifold and equipment installed within the turrets, while still ensuring the operability and maintainability of the more compact design. The first turret of this design has been installed on the FPSO Capixaba and a second application will be the turret for the P-53 Floating Production Unit for Petrobras.

LNG Production, Transfer and Storage

Floating Production of LNG

A concept for a floating LNG plant in a capacity range of 2 to 4 million tonnes per year is being developed. The plant, with an overall efficiency of around 90%, uses nitrogen and methane as cooling media. This process, an ABB license, greatly enhances logistics and safety. The plant is suited for use in remote areas where pipeline infrastructure necessary for transportation of the gas to a land based LNG facility is technically or economically not feasible.

Floating (Storage and) Regasification

Anticipating that the worldwide LNG import growth will not be handled by existing facilities, alternate offshore FSRU and FRU systems have been developed to handle the projected overflow. The FSRUs for areas like the US would be sited offshore at depths suitable for the easy approach, side-by-side berthing, offloading and departure of LNG import carriers. These FSRUs will be permanently moored by means of a turret or a jacket soft yoke system and have suitable berthing and mid-ship loading arm arrangements for LNG carrier mooring and offloading into the LNG storage tanks of the FSRU. A topside mounted regasification system will draw LNG from these storage tanks, regasify and flow a required amount of gas down flexible risers to a seafloor located sub-sea pipeline delivering gas to a shore based pipeline grid.

A 3-D computer model of the complex internal turret system for the P-53 Floating Production Unit of Petrobras



In special areas having offshore subterranean salt deposits, like the Gulf of Mexico, Floating Regasification Units (FRUs) can be used to offload and regasify LNG, sending the gas directly to subsea salt cavern storage and / or pipeline. These FRUs have much larger heat exchangers to rapidly warm the offloaded gases. The system can also be combined with partial storage as on an FSRU to reduce the size of the regasification system or to minimise the standby time of the trading vessel.

Ship-to-Ship Transfer of LNG

The offloading of standard carriers must be done using mid-ship manifolds. Presently the lack of cryogenic hose technology requires this offloading to be done in a side-by-side mode with cryogenic loading arms. Side-by-side (SBS) mooring and loading arms presently have only been proven for relatively small sea states.



A 'Soft Quay Mooring' allows offloading of an LNG carrier into an FSRU at high sea states

To increase the applicability of the FSRUs to more than the benign proven sea states, development work has focused on higher capacity SBS berthing and mooring applications as well as a new more capable dynamic loading arm.

A Soft Quay Mooring (SQM) system has been developed to increase both the safety of the berthing operation as well as the offloading sea state threshold. The SQM consists of a weighted quay suspended from articulated arms held 20 to 30 metres away from the side of the FSRU. This quay holds the carrier at a much greater distance than possible with normal side-by-side mooring fenders. This distance provides an ample space to avoid contact between the LNG carrier and the FSRU, both during berthing and offloading operations. Should the berthing carrier approach the SQM too fast, the articulating arms will deflect and absorb the carrier momentum without suffering any damage.

Full scale testing of a toroidal cryogenic swivel at the Company's testing facility in the South of France


SBM

Berthing during the higher sea states possible with this new side-by-side SQM will result in much higher differential motions for the cryogenic loading arms transferring the cargo. Presently there are no commercially available loading arms that can meet these larger requirements. To make this type of loading arm available for these higher sea states a development is being progressed jointly with a loading arm manufacturer.

Cryogenic Swivels

Cryogenic swivels capable of long continuous operation below the minus 162 degree Celsius temperature of LNG at atmospheric pressure, are required for single point mooring LNG loading systems. An in-line LNG swivel was tested in 2004 for a 5 year simulated life with LNG. This test was used to qualify seals and materials for a larger toroidal LNG swivel required for the Company's single point LNG SPM loading systems. The stages of design, fabrication and assembly of a 20 inch toroidal swivel were completed in 2005. This swivel is currently under test and will be certified for its intended use in the second quarter of 2006.

Risk and Control

Management of risks associated with the international, custom-built, high capital value offshore oil production business is a condition for the Company's continuing realisation of its operational and financial targets, as well as ensuring compliance with relevant legislation and regulations.

For several years the Company has reported on the various risks it faces and the means employed to monitor and mitigate them. In 2005 the nature of the risks inherent to the Company's business has not substantially changed and the important elements and the related key controls are set out below. The Company's vision of risk management is evolving however, and a dedicated section of the Company's Group Management System will be completed in 2006, providing affiliated companies around the world with a complete and harmonised procedures framework in respect of:

- risk identification, assessment and control in respect of business operations and financial reporting;
- regulatory compliance;
- crisis management and business continuity.

While separate procedures under each of these subjects have existed and operated for some time, the benefit of the above will be to harmonise the control environment in each of the Company's execution centres and to more easily monitor the effectiveness of the risk control system through internal audit procedures, sometimes reinforced by audits of a project of one Group company by experts from another Group company or from a specialist third party.

The major categories of risk which the Company has to address are:

- Structural Risk
- Operational Risk
- Lease Operational Risk
- Treasury and Financial Risk
- Financial Reporting Risk

Each of these risk categories are briefly discussed hereafter.

Structural Risk

Irregular order intake

Inherent to the capital goods business and particularly in the oil and gas industry is the highly irregular nature of the new order intake, where project development plans of oil companies can often be delayed or even shelved due to circumstances beyond the control of the Company. SBM Offshore mitigates this risk by having developed the following strategy:

- employ directly a (large) core of competent engineers and project managers around which a limited proportion of temporary staff can be utilised (up to one third of total capacity);
- establish project execution capacity in several locations to ensure maximum flexibility and responsiveness to client needs: Monaco, Houston, Schiedam and Kuala Lumpur (planned in 2006);
- develop the lease and operate business for floating facilities, to generate a substantial long-term cash flow and predictable earnings. Presently the fleet of F(P)SOs represents 4.5 years average portfolio;
- continue to grow the fly wheel of after sales services. The demand for spare parts and services represents regular, predictable order intake and it generates substantial earnings;
- outsource all construction work. The Company does not own any shipyard or fabrication plant and therefore does not run the risk of irregular utilisation of construction capacity.

Imbalance between supply and lease contracts

Supply contracts are attractive in that they generate profit during execution, and in that progress payments generally ensure at least a neutral cash flow, thereby eliminating the need for capital employed. In the case of lease/operate FPSOs, there are no progress payments, and large amounts of capital have to be tied up. When they come onstream however, lease contracts contribute significant cash flow and high EBIT and net income margins. The result is that when the Company is more successful in obtaining new lease and operate contracts than supply contracts, this puts pressure on the balance sheet, but provides excellent visibility of future earnings and cashflow.

It is virtually impossible for the Company to influence the client's choice between supply and lease. The only way to achieve a balance is through selective bidding, assuming there are sufficient projects of each kind in the market and even then clients' original intentions as to buy or lease may change. The Company's capacity to bid on a supply basis for large new-build production facilities nevertheless maximises its ability to balance the activities between supply and lease within the constraints explained, and the current split is expected to be maintained in the future.

Operational Risk

The Company provides custom built solutions to clients' requirements, and the technical risk carried by each project is therefore a major preoccupation.

This is addressed by:

- use of the Company's considerable resources, experience, and know how (including in-house procedures, proprietary know how and patents) to manage the technical aspects of each project, in terms of engineering, project management, procurement and subcontracting;
- strict adherence to the rigorous Group Management System incorporating Quality Assurance and Quality Control Procedures;
- review by and compliance with the requirements of the relevant Classification Society.

The cost of the technical solution identified for the client is calculated by a highly skilled cost-estimating department. Before submission of an offer to the client, the detailed cost calculation is reviewed, item-by-item, by all appropriate departmental heads, and defined levels of management, depending on the value of the project. Bid validities to clients are matched with those of the principal suppliers or subcontractors to limit exposure to cost price increases and delivery times during the pre-sales phase.

Execution risk (including offshore installation) of the technical solution is controlled through constant monitoring during the construction, installation and start-up phases. A detailed monthly reporting and forecast procedure to prevent execution delays and budget overrun is used. The consequences of problems in execution, except faulty design, are always insured. The financial viability of major vendors and subcontractors is always verified and strict tendering procedures applied to procure quality equipment at competitive prices.

A key element of the Company's strategy is to own adequate means for installation of its own floating systems. This policy provides protection from potential scarcity of appropriate means from the specialised installation contractors and from resulting cost inflationary pressures.

The Company is a global operator, for which careful co-ordination between the respective execution centres, construction sites and shore bases is essential. The continuity of operations in each of the principal locations is therefore addressed by business continuity plans setting out the appropriate responses to major potential events such as fire, and the necessary steps for re-establishing key functions efficiently.

In this respect, the ability to work from any of the main execution centres using the same tools and systems is an important advantage.

The main turret cylinder of the FPSO Capixaba is lowered into the vessel


FPSO

Lease Operational Risk

The risk management in the construction of floating facilities to be leased to and operated for oil company clients, is identical to that described above. In addition, the lease and operation of the units introduces a new set of risks including pollution, performance, health and crisis management.

Pollution risk

No major pollution incident involving FPSOs or FSOs has occurred anywhere in the world. Within the Company, management of pollution risk is addressed firstly through stringent hull selection and refurbishment procedures. Over the past three decades, the Company has on most occasions converted tankers that were retired from trading service. The vessels bought for conversion have been carefully selected, and all units presently owned by the Company have service lives that go far beyond their contractual commitments. Today however, tankers of good standard and low price become increasingly rare. The Company currently has two units available for conversion, and beyond these, more recent tonnage or new-built solutions will become the norm.

Once in service the Company maintains the general integrity of the fleet through the application of:

- strict operating procedures and preventive maintenance programmes;
- careful selection and intensive training of high quality personnel and direct employment of all positions of responsibility aboard the units;
- management system accreditation by the classification society ABS and compliance with Integrated Safety Management (ISM) requirements.

Pollution insurance is taken out for the maximum available from a P&I club and indemnification by the client is obtained above reasonable ceilings.

Performance risk

Compensation rates may not be paid, or only partially paid, by clients if units do not perform as per the contract requirements. As of 31 December 2005, the Group has operated around 120 vessel years for FPSOs and FSOs, with a total operating downtime of less than 1%, well below the average contractual downtime allowance. Insurance cover for loss of earnings is contracted if considered appropriate.

Health Risk

The Company has a duty of care to protect personnel within its operations from the potential health hazards associated with toxic substances, and in particular asbestos, by the use of a strict policy onboard its FPSOs and FSOs:

- existing units in operation have an asbestos register where any and all asbestos material is identified for type classification and with its location recorded;
- any work affecting the recorded asbestos material is to be executed by a licensed asbestos removal contractor;
- units being converted to FPSOs are now asbestos free, i.e. all known asbestos has been removed during the conversion period. If asbestos material is identified during operation, an asbestos register is created and the above policy applies.
- a code of practice covering asbestos management, integrating the DOT Merchant Shipping Notice M 1478 'Asbestos Health Hazard and Precautions' and the UK Statutory Instrument Number 2675 'Control of Asbestos at Work Regulations', is applicable to all persons on board FPSOs and FSOs of the Group;

The Company applies other codes of practice covering benzene and mercury management to all persons onboard the FSOs and FPSOs of the Group.

Crisis management

The Management System of SBM Production Contractors includes an Emergency Contingency Plan which describes the procedures for responding safely to an emergency on board a Company offshore unit.

In case of an emergency, a Monaco Emergency Control Centre (MECC) is ready to be activated, consisting of:

- an Emergency Control Room, under the responsibility of the Production Operations Manager, liaising with the 'in country' Shore Base Manager who himself liaises with the Offshore Installation Manager of the Company offshore unit and the client locally;
- a Relative Response Room, under the responsibility of the SBM PC Human Resources Manager, liaising with the families of the offshore crew;
- a Media Response Room, under the responsibility of the SBM PC President, liaising with the client's nominated person for press releases.

Emergency exercises are regularly held involving the Company's offshore units and the 'in country' shore bases, the MECC, the clients and external specialised contractors playing the roles of families and the media. A debriefing takes place immediately following the termination of the exercise which is fully documented with the lessons learnt being incorporated into the Emergency Contingency Plan (revised annually).

Treasury and Financial Risk

Payment risk

Before the acceptance of each contract, a detailed review of its terms and conditions is carried out from a commercial, financial, and legal point of view. Bank or parent company guarantees are negotiated with customers and if there remain any doubts as to the financial strength of specific customers, payments due in respect of supply contracts are covered by Letters of Credit.

Lease financial risk

When making a proposal to lease a floating facility to a client, four main risk factors have to be evaluated:

- Client risk
- Country risk
- Residual value risk
- Reservoir risk (if applicable)

If the client is a company of insufficient financial strength to guarantee full payment under the lease, then a parent company guarantee will be sought. In addition, and depending upon the size and location of the project, and the Company's overall exposure to a particular country or client, the Company will secure limited recourse project finance in order to transfer most of the risks to international banks. Lenders insist on having a detailed technical review performed by an independent expert of their choice.

Beyond the traditional fixed day-rate lease model, the Company sees an increasing tendency for clients to look to contractors to share risk by linking part of revenues to production throughput, or even to oil price. The Company will take a careful approach to such circumstances firstly by capping the risk to an acceptable level in the worst case scenario and secondly by ensuring an appropriate balance between the potential risks and rewards. It will continue to use project finance and hedging instruments when appropriate.

Residual value risk relates to the portion of the unit which is not amortised when the initial guaranteed lease period is over. Deciding on the level to be accepted involves taking a view on the likelihood of the lease continuing, the technical reusability of the unit and the future demand in the market. The Company maintains a cautious approach when establishing this key parameter by keeping the residual value well below the anticipated market value.

Experience shows that almost all lease and operate contracts have been extended and no unit has been redelivered with a book value higher than the scrap market price. This provides considerable comfort and indicates that contract extensions are inherent to the oil companies' contracting model whereby initial periods are established systematically in the most conservative manner.

Treasury risk

SBM Offshore is exposed to financial market risk, mainly relating to currencies and interest rates. The functional and reporting currency of the Company is US Dollars, and almost all offshore revenues are in US Dollars. There are however significant cost elements and some investments in Euros and other non-Dollar currencies leading to potential exposures on operating costs and equity. The lease business is particularly capital intensive and substantially financed with floating rate debt giving rise to interest rate exposures.

The policy of the Company is to minimise profit volatility and to hedge all significant currency and interest rate exposures, using mainly fixed rate instruments. The Company does not engage in any speculative activities. The market value risk on financial instruments and in particular interest rate swaps can be significant, and under IFRS rules variations therein can impact profitability where the hedge does not accurately match the underlying exposure. The Notes to the Financial Statements provide details of financial instrument policies, accounting treatments and market values.

The central control room of the FPSO Xikomba offshore Angola



Counter party risk is minimised by entering into hedging contracts only with banks rated 'A' or better. Treasury exposures are reviewed on an ongoing basis. Project exposures are hedged at the outset and monitored on a monthly basis and are updated as changes in the exposures are recognised. Treasury reports monthly to the Board of Management of SBM Offshore and quarterly to the Audit Committee of the Supervisory Board.

As a departure from the policy of full hedging, the Euro based equity and profit from activities in the Netherlands have not been hedged. These items are not considered material in the overall context of the Company. However volatility in the €/US$ exchange rate does result in some limited volatility in the Company's reported profit and equity.

The Company does not hedge during the bid phase for prospective projects using financial instruments, but does seek to cover significant foreign exchange exposures through currency adjustment mechanisms in its tender prices.

Treasury prepares a twelve-month cash plan on a quarterly basis to monitor liquidity and borrowing requirements. A two-year cash plan is also prepared. The business unit cash plans are built up from the detail of each project and accurately forecast liquidity. Decisions on corporate and project finance are then driven by the consolidated cash plan. Project financing is undertaken where there is a need to transfer non-core business risks outside the Company.

Financial Reporting Risk

Financial Reporting Risk is mitigated through the application of a system of project monitoring and reporting briefly discussed hereafter.

Every lease and operate contract as well as every project under construction is reported on a monthly basis to the management of the appropriate subsidiary company. The report incorporates the original budgets, client-approved change orders, and costs incurred to date, together with any important positive or negative variances incurred or identified as likely to be incurred, with explanations. Each subsidiary company is supervised by a board that contains at least one member of the Board of Management, who is responsible to ensure that important variances are brought to the attention of the Board of Management. Once per quarter, the status of the Group's major projects are reported to the Supervisory Board of SBM Offshore.

Operating companies prepare local management reports on a monthly basis and financial statements on a quarterly basis for inclusion in the consolidated report of the Board of Management to the Supervisory Board. External financial reporting consists of the mid-year and full-year financial statements. The irregular nature of the new order intake and of project deliveries can cause significant variations from one quarter to another in the turnkey supply reporting segment. Publication and comparison of quarterly figures could therefore be misleading and is not considered appropriate.

All financial statements, including local management reports, are reviewed by the corporate Group controlling department to ensure consistent treatment of specific issues and to help identify in advance any accounting or other issues requiring detailed investigation. External auditors are also provided with copies of internal management reports.

During 2005 the completion of the implementation of IFRS was a major exercise and the impact of the change in accounting principles was disclosed with the 2005 mid-year financial statements. In addition to the impact upon results and equity, the new disclosure requirements introduced by IFRS have significantly expanded the content of the Financial Statements which are included in this Annual Report.

To coincide with the new IFRS requirements, which in any case implied modifying the consolidated chart of accounts and reporting processes, the Company decided to upgrade its system for producing consolidated financial statements. This upgrade has been completed and the Company is currently working on a second phase development whereby internal management reports will be generated from the same upgraded system, increasing the speed and accuracy of such reports.

Financial information provided in press releases is derived from the same reporting systems as above and is subject to a similar review process.

The Company considers that its financial reporting has operated properly during 2005 and provides reasonable assurance that financial reports do not contain any material inaccuracies.

The Company's Future

Introduction

The perspective of an upcoming global energy crisis, from increasing demand that the present reserves will have difficulties to satisfy, is contributing to a substantial boost in E&P budgets of all major oil companies. Besides this, there is already a noticeable increase in activity among the smaller players and the National Oil Companies. This situation has started to accelerate the progress in development of major hydrocarbon fields, and reservoirs containing 10-20 million barrels recoverable reserves (under the high probability P90 scenario) requiring stand-alone facilities are now being contemplated whereas that limit used to be around 50-60 million barrels just a year ago.

Consequently, the demand for SBM Offshore products is increasing and it is expected that for the near and mid-term the industry will be offering improved business quality in large quantity.

Management has evaluated whether major diversification would be required for the Company to achieve a satisfactory growth rate or, alternatively, whether the existing product line can be relied upon, given the present market perspectives. It was concluded that the present product line is properly set up and can be expanded with adjacent technology and services to fuel growth and to respond efficiently to the expected demand. There is no urgent need to diversify or to consider major acquisitions: organic growth will continue to be the strategy.

The Independence Hub deep-draft production semi-submersible developed by Atlantia



This organic growth policy is motivated by the firm view that in this risk intensive business, focus is the most important way to control the risk. A company can outperform its competitors only with absolute focus and management considers that this is a surer way to deliver value than under a growth profile based on mergers and acquisitions.

However, resources are expected to be the bottleneck: capacity in shipyards and construction yards, as well as in equipment suppliers is already stretched - prices are increasing as well as delivery times.

In companies like SBM Offshore, engineering and project management resources are critical and hiring quality additional staff is already at a premium. A major effort is ongoing in each of the Group companies to raise the production capacity.

Strategy

The three to five years to come should provide excellent support for the Company's ambitions. However, the implied risks need to be carefully controlled and fine tuned strategies are required to take the best advantage of the opportunities. Long-term strategy becomes even more important to prepare the Company for maintaining its expansionary mode beyond this favourable period.

The key objectives of SBM Offshore's business plan are as follows:

Expand the product line through development of new technologies:

- develop innovative technical solutions and maintain a position of leader in the market;
- continue to develop offshore deepwater technology and generate an increasing volume of sales for related offshore facilities;
- continue to develop technology and marketing efforts in the gas sector. Establish a position of leading contractor in this market.


Export Terminal
Spread Moored FPSO
Trelline
Mid Water Flowline (GAP)
SeaStar® TLWP
Deep Water Installation Vessel

Total deepwater field development capability with a TLP wellhead platform tied-back to an FPSO via the patented GAP™ fluid transfer system, a deepwater export buoy connected to the FPSO via a Trelline™ hose and the 'Normand Installer', capable of installing all facilities

Expand the lease business model, to increase the portfolio of long-term, predictable revenues:

- continue to grow the FPSO lease fleet and the lease of other types of facilities while improving the returns on capital employed;
- cultivate the position of preferred production service contractor on the grounds of quality and reliability. Focus on marketing strategies and partnerships to leverage that position. Aim at the high standard, demanding end of the product line;
- develop the lease business in the Gulf of Mexico and expand the concept to that of hub service for ultra-deep developments.

Maintain a high level of attention on after sales services and offshore contracting and grow this stable, predictable business segment.

Expand engineering and project management resources and develop a South East Asian execution centre in Kuala Lumpur to address more effectively the market growth in the region.

Deepwater technology

The future of the offshore oil and gas industry will keep moving further away from the coast and into deeper water. Over the past few years, the Company has expanded its product line to provide comprehensive solutions for the development of deep and ultra-deep offshore oil and gas fields. It now has all the competence and the resources in-house to design, supply and install any or all of the components necessary for deep offshore developments. The philosophy takes as a primary objective, to make such facilities quasi independent from water depth through the use of surface and near-surface technology. The reasoning is that equipment installed on the sea-bed, in ultra-deep water is not only expensive in both Capex and Opex terms but also faces technical difficulties with respect to accessibility and flow-control due to low level temperatures.

Another advantage of surface solutions is their reduced footprint on the seabed with minimum impact on the environment.

In 2001, Atlantia Offshore joined the Group adding the TLP

technology to the product line. In 2004, a contract was obtained for an innovative deep-draft semi-submersible platform that will be installed this year in the world record water depth of 2,400 metres in the Gulf of Mexico.

Concerning another piece of the deepwater technology puzzle, the Company secured a contract for the first application of its GAP™ patented technology. Behind this acronym is a near-surface transfer solution for production flows of oil, gas, water and controls. Management is confident that the industry will see in this technology an attractive solution to overcome temperature problems associated with fluid transfer in ultra deep water.

For field developments using very large spread moored FPSOs, deepwater export buoys installed at about 2,000 metres from the FPSO, will remain a key component of the field infrastructure. SBM Offshore is the supplier of eight out of the nine such systems contracted in West Africa to date and is confident to be able to maintain a high market share in the future.

During 2005, a first contract was secured for the supply and installation of a bonded flexible solution (the Trelline™) on a deepwater export buoy. This success will allow SBM Offshore to bid more competitively for turnkey supply of deepwater export terminals.

Another important element in the definition of the Company's deepwater strategy is the vision of a growing need for 'tie-back' solutions. Indeed, the first move into deep areas is made on the basis of large reservoir economics that justify investment in capital intensive production facilities. Soon after, as production capacity becomes available on the main facility, the oil producers seek for development of adjacent, smaller reservoirs. The preference goes to satellite facilities tied-back to the main producing centre, as opposed to stand-alone solutions. This evolution is characteristic of maturing oil provinces, very much like what is happening in the North Sea and the Gulf of Mexico. SBM Offshore's product line today is exactly geared to this concept and Management believes that a long period of sustained, high demand for tie-back developments is coming up.

Sanha LPG FPSO in operation offshore Angola since May 2005


LPG

FPSOs

The engineering, supply and installation and operation of FPSOs is the main component of the Company's activities. SBM Offshore holds the position of leader in the market of lease and operation of floating production facilities.

It is Management's intention to maintain this position and remain focused on the large, complex end of the business. In particular, focus will be maintained on the high standard business from the oil majors who require integrated competence and large resources in engineering and project management.

The merit of this activity is essentially that it provides long-term visibility of cash flows and earnings; it requires however focused management of the complex financial, operational and contractual risks involved. The Company started this activity as a pioneer in 1979 and has acquired unrivalled experience over the last 26 years; as a result it now operates safely and comfortably in this environment. The risks are further analysed in the Risk and Control section of this report.

Lease and operation of such facilities is a capital intensive business and the strategy of the Company is to continue to approach this activity prudently. Management has defined a series of principles which have been respected in the most rigorous manner:

- no investment on speculation, invest only on the basis of a contract in hand, except for the acquisition of existing tankers suitable for conversion into an FPSO;
- convert only quality tankers excluding 'early' double hulls using high tensile steel (late eighties, early nineties)

- obtain firm commitments for lease periods (ideally) in excess of five years;
- bareboat revenues not exposed to oil price variations or reservoir risks;
- interest and currency exchange rate risks hedged upon contract award;
- finance design and construction phase from Revolving Credit Facility (RCF);
- substitute RCF financing by Project Financing for at least 80% of FPSO capex towards first oil date;
- project debt fully serviced by guaranteed lease income;
- apply conservative policy with respect to depreciation;
- manage fleet operations in-house;
- engage all senior staff for the fleet under direct employment;
- place safety and environmental protection as a primary concern.

Management has decided that the lease and operate business should be further expanded as a major component of the future growth. The lease of other types of facilities is now being pursued, as the same principles can apply to any oil and gas production unit provided that it has at least the same relocatability potential as an FPSO.

In order to respond to the current developments in the industry, and to secure future business opportunities, a different approach to the bareboat remuneration may be considered under certain circumstances. In the Gulf of Mexico a large number of smaller oil and gas deposits, each operated by a different oil company, are not economically viable as stand alone developments. This has lead to the creation of a hub service, whereby individual operators, against a tariff, may tie-in their production to a central processing facility provided by a contractor. Management considers pursuing such opportunities which imply exposure of bareboat revenues, to a certain degree, to throughput and with that to reservoir risk. Risks will however be mitigated and limited under all circumstances.

Also, after the disastrous consequences of last autumn's hurricanes in the Gulf of Mexico, the perspective for leasing of dynamically positioned or disconnectable FPSOs has increased. In order to address these opportunities and to secure a leading position in this market the Company is currently considering up front investment in the design and construction of such a unit.

Of course, in addition, the Company will continue to be present in the market of FPSOs on a sale basis. In this market the oil companies do invite from time to time Korean shipyards to deliver turnkey facilities using major engineering companies as partners or subcontractors. The decision to go after turnkey sale prospects will be carefully made before efforts are invested in proposal developments. SBM Offshore will only pursue turnkey contracts when execution is on a lump sum turnkey basis and when the client specifies the performance rather than drives the engineering effort. In that manner, it can bring value to its clients by offering fit-for-purpose, quality units with firm delivery time commitment on which the Company has an excellent track record.

Partnership

Sometimes, Management considers partnership as an efficient way to pursue and acquire business. In the lease and operate segment, the partners are in general responsible for a pre-defined part of the project. They also acquire a certain percentage of the ownership. Reasons for having equity partners onboard include:

- getting access to certain specific expertise not available within the Company;
- getting access to a tanker under construction in order to meet the required delivery time schedule;
- mitigating business risks, especially for units where the initial lease contract is relatively short;
- taking mutual advantage of a client's preference for a particular company, which does not itself have the necessary competence to supply and install a complete FPSO.

Partnership is only engaged when it both enhances the chances to secure the business and in the long run adds value to the Company's performance.

Gas industry sector

General

The rising demand for energy, with a perspective of an oil production peak within the coming decade, and the growing focus upon environmental impact are the basic drivers for the search for gas alternatives. Natural gas has always been considered as an important energy source for the future because it is clean and cost competitive compared to oil. Its resources are abundant and it will be of prime importance for the future of the energy industry.



Concept of an LNG import terminal using air as heating medium for LNG vaporisation and an LNG carrier for storage

For consumers that lack access to gas fields through a gas pipeline system, LNG is reliable, safe and economically attractive. The International Energy Agency (IEA) continues to predict impressive growth figures for LNG in the short and longer term. LNG demand will continue to rise in established LNG markets in southern Europe and north-eastern Asia. Furthermore, it will be an important fuel source for new markets experiencing strong economic growth such as China and India. Another significant LNG driver is the inability of some key countries – like the USA and UK - to maintain and/or provide sufficient gas to meet domestic demand. Although LNG is not a true commodity as of yet, there are strong signals that the LNG market is becoming more and more global with a trend towards convergence of LNG pricing on short term purchase contracts. This is an important observation and one that opens opportunities for new 'non-traditional' LNG importers to source gas and for 'non-traditional' LNG technology providers, like SBM.

In order to deliver the LNG to the end customer a series of exploitation, production, transportation and transfer facilities are needed. Since onshore and near-shore terminals will not be able to handle all the projected growth, there is growing interest in offshore solutions. Moreover, such offshore solutions generally have the advantage of being cost competitive and having a shorter delivery schedule than the traditional (onshore) solutions. Given its pioneering involvement in the offshore upstream oil industry, it is hence the Company's clear objective to become one of the worldwide leaders in the new market for floating gas processing and transfer facilities.

The role of SBM Offshore

In its activities towards the gas market the Company positions itself in the different segments as follows:

LPG Production and Storage

Reinforce the Company's position in the market of LPG FSOs and LPG FPSOs. The successful start-up of the Sanha LPG FPSO in May 2005 is hence a significant step for the Company into floating gas processing and it will set a new benchmark for the industry.

Floating Storage and Regasification Unit (FSRU)

Lead the development of the FSRU which allows delivery of LNG in areas where onshore terminals are not perceived feasible for local permitting, schedule, economic or other reasons. Although there is no FSRU in operation in the world to date, each element of the unit is successfully proven in its own respect and has received approval-in-principle from Classification Societies.

In the past three to four years, the Company has undertaken a significant internal FSRU development programme with a particular focus on project execution, system operation and availability performance. In addition, various engineering studies have been performed for oil and gas majors, utility and gas distribution companies and even for governmental development programmes. The activities in 2005 mainly concentrated on developing novel schemes to vaporize the LNG to ambient gaseous conditions onboard the FSRU which have minimal impact on the environment and which reduce the consumption of energy in the regasification process.

The result is that the Company is confident to bid for FSRU projects on a turnkey supply or lease and operation basis, and is discussing involvement in some serious projects.

A regasification scheme that will continue to get special development attention in 2006 is the scheme using the heat present in the air to warm the LNG. This scheme does not require the burning of gas for vaporisation purposes, as is generally the case for onshore LNG terminals, and the only impact on the environment is through cooling of the air.

In its marketing strategy SBM Offshore will continue to look at those locations and those customers for which the FSRU provides additional benefits. When selecting the marketing strategy to be adopted for a certain project, careful consideration is given to taking a 'gas supply chain approach' and doing so trying to maximise the value created from the provided technology. For this purpose the Company has made a significant effort in recent years to set-up partnerships with world players in LNG supply, LNG shipping, local gas distribution and gas marketing.

During 2005, project development activities have been progressed in various locations with the aim to 'broker' an LNG supply scheme using an SBM Offshore FSRU as a starting point. Such a business development strategy is believed to be typically needed for pursuing projects in 'new LNG import areas' as referred to earlier.

LNG Transfer Systems

Lead the development of offshore LNG transfer systems.
Following in the footsteps of crude oil (off)loading operations, such systems are essential for growing LNG distribution around the world. In particular, these systems should allow safe transfer of liquid gas with a high uptime between:

- two vessels, for example LNG FPSO to LNG Carrier or LNG Carrier to FSRU;
- an LNG Carrier and a Cryogenic Offshore Off-Loading (COOL™) terminal.

The Company is relying on its huge experience in offshore berthing and liquid transfer operations and also on two main principles:

- have a full understanding of how an offshore LNG offloading operation can be done safely and determine the related uptime. This is achieved by bringing together numerical analyses, model tests and practice from marine operations. SBM Offshore is in a unique position where it is able to adopt an integrated approach with people participating from all corners of the Company to make sure that the newly developed technology meets exactly the end user expectations;
- understand and review, as much as possible, the development of key-enabling technologies to be applied for offshore LNG transfer systems, such as sub-sea LNG pipelines, LNG swivels and LNG flexibles. This requires on one hand a continuous dialogue with various experts and companies in the industry to keep up to date with state-of-the-art technology developments and on the other hand ensure the feed-back and integration of such industry updates to the Company's own development initiatives.

LNG FPSOs

Develop solutions enabling offshore gas liquefaction.
For floating LNG plants, or so-called LNG FPSOs, the SBM group basically follows two approaches:

- for the smaller offshore gas reserves that are widely available in many parts of the world, the Company is developing gas processing facilities together with reputed industry partners with the aim to monetise stranded or associated gas at attractive rates. The year 2005 has been used to analyse the main technical and safety challenges and develop a concept that achieves the objective;
- for the development of large stranded gas reserves the Company aims to provide key, specialised components such as LNG offloading systems, turrets, swivels and mooring systems for floating LNG plants. These projects will require multi-billion dollar investments and the construction of large scale LNG plants will most likely be managed by the oil and gas majors. In addition these stranded gas reserves are remotely located in deep water and are not expected to be developed before the next decade.

Finally, next to developing an attractive portfolio of offshore solutions for the gas market, the Company is actively pursuing marketing strategies that are tailored to gas industry practice and differ from those of its traditional business. Combining an attractive product line with a corresponding marketing approach will provide SBM Offshore with a strong position to become a successful player in the supply chain of the gas industry.

An FSRU based on the conversion of an LNG carrier, moored by an external turret


LNG FSRU

Financial Review

Highlights

The consolidated result for 2005 is a net profit of US$ 225.8 million, a 146% increase in comparison with the IFRS restated 2004 net profit of US$ 91.7 million, excluding the result and impairment loss of discontinued operations related to the Company's former shipbuilding division.

Earnings per share increase to US$ 6.64 from US$ 2.77 in 2004, and dividend per share increases by 94% to US$ 3.30 from US$ 1.70 in 2004.

New orders in the year totalled US$ 1,510 million, compared to US$ 1,436 million of new orders in the Offshore division of the Company in 2004.

Turnover rose to US$ 1,519 million, a 42% increase in comparison with the US$ 1,069 million restated turnover under IFRS, excluding shipbuilding activities.

Total order portfolio at the end of the year remained stable at US$ 4,059 million compared to US$ 4,071 at the end of 2004, restated under IFRS and excluding shipbuilding. Of this, some 80% or US$ 3,220 million relates to the non-discounted value of the revenues from the Company's long-term lease contracts in portfolio at year-end.

Operating profit (EBIT) margin increased to 18.1% compared to 15.1% in 2004. Turnkey profit margins were higher, with the sale of FPSO Serpentina having a substantial impact. Net profit margins increased even more, to 14.9% compared with 8.6% in 2004.

EBITDA amounted to US$ 482.2 million compared to US$ 370.8 million in 2004, restated under IFRS and excluding shipbuilding.

The year was marked by several important issues, namely:

- the sale of the shipyards was completed on 1 March 2005 and the shipyards are excluded from the 2005 results; the 2004 operating result and the impairment loss are presented as 'Result from discontinued operations' in the 2004 comparatives;
- implementation and first time adoption of IFRS accounting and reporting standards, the multiple impacts of which are explained in Note 33 to the financial statements; Financial information relating to 2003 and prior years has not been restated to IFRS in this report;
- the exercise of the contractual purchase option on the FPSO Serpentina by Mobil Equatorial Guinea, resulting in early termination of the existing lease contract. This transaction generated a substantial one-off revenue with an additional net profit impact in 2005 of US$ 79.8 million;
- the total investment in fixed assets in 2005 amounted to US$ 399 million, which is significantly higher than in 2004 (US$ 237 million).

Segmental information in respect of the two core businesses of the Company during 2005 is provided in the detailed financial analysis which follows. Turnover by geographical area is included in the Notes to the Consolidated Financial Statements.

Order portfolio


in millions of US$
New Orders
Offshore
Shipbuilding
Turnkey
Lease
1974
1858
1472
1569
1392
990
1436
634
802
1510
1044
466
2001
2002
2003
2004
2005
2500
2000
1500
1000
500
0

Total new booked orders for 2005 amounted to US$ 1,510 million, which was higher than the last two years. The increase from 2004 was small, due to the fact that the award of the contracts for ExxonMobil's two units for Kizomba 'C' was delayed beyond year-end.


in millions of US$
Turnover
Offshore
Shipbuilding
Turnkey
Lease
917
333
930
380
1849
1280
1069
537
533
1519
934
585
2001
2002
2003
2004
2005
2500
2000
1500
1000
500
0

Total Group turnover (now under IFRS accounting principles on a percentage of completion basis, and no longer as delivered orders) increased significantly when compared with 2004, as a result of higher activity levels, and the inclusion of the FPSO Serpentina purchase option value.


in millions of US$
Order Portfolio
Offshore
Shipbuilding
Turnkey
Lease
7000
6000
5000
4000
3000
2000
1000
0
3881
3000
5074
4321
4760
4034*
4071
498
3573
4059
839
3220
2001
2002
2003
2004
2005

* At 1 January 2004, offshore portfolio restated to US$ 3.7 billion under IFRS.

The year-end order portfolio at US$ 4.1 billion is virtually unchanged from last year's level. Under IFRS these values now represent only future revenue from work to be performed. The current order portfolio includes US$ 3.2 billion (2004: US$ 3.6 billion) for the non-discounted value of future revenues from the long-term charters of the Company's fleet of F(P)SOs, of which US$ 2.4 billion represents the bareboat element of such revenues. The turnkey order backlog increased substantially.

The overall quality of the order portfolio remains high, largely due to the impact of lease/operate contracts with relatively high profitability, but also reflecting better profitability of turnkey activities.

Profitability

Following the sale of the shipbuilding activities, the Company is now a pure play offshore industry player, with only NKI Group left as a non-core activity. The Company's primary business segments are now therefore its leasing activities and its turnkey operations. However, given that both activities are closely related, and each demand the same core technological know-how, certain costs can not be allocated to either one segment or the other. For example, when sales costs are incurred (including significant sums for preparing the bid), it is often uncertain whether the project will be leased or contracted on a turnkey lump sum basis. Furthermore, IFRS now restricts the capitalisation of overheads to attributable construction overheads, skewing segmental results in favour of the lease activities. Indeed much of the Company's engineering and project management resources are contributing to construction of the FPSO/FSO fleet 'at cost' without a Selling, General and Administrative costs (S, G & A) mark-up, while the FPSO/FSO fleet results 'benefit' from lower capex and lower annual depreciation. The Company does not therefore present detailed analysis of segmental EBIT and net profits.


Operating Profit
in millions of US$
Shipbuilding
Holding
Offshore
Total
350
300
250
200
150
100
50
0
(50)
(100)
(150)
18
87
101
(4)
136
82
(5)
(48)
149
64
(3)
(82)
161
275
2001
2002
2003
2004
2005

Operating profit from continuing operations increased substantially compared to 2004. This increase resulted from:

- continuing growth from the lease fleet as a result of the start-up of one LPG FPSO in the course of the year and a full year operation of the units having entered service during 2004, and in spite of the FPSO Serpentina being sold;
- additional bonus and maintenance day revenues awarded for FPSO fleet performance, and FPSO/FSO operating cost savings;
- sale of the FPSO Serpentina under the contractual purchase option;
- increased profits from turnkey deliveries, reflecting improving market and effective project management;
- full occupancy levels.

Gross margin in 2005 of US$ 362.7 million (US$ 243.0 million in 2004) was contributed evenly from lease and operation activities (US$ 179.8 million versus US$ 152.6 million in 2004) and from turnkey activities (US$ 182.9 million compared with US$ 90.4 million in 2004).

As a percentage of turnover, operating profit increased to 18.1% (2004: 15.1%).

The relatively low tax burden in the offshore activities, combined with standard rate tax on Dutch profits including aftercoming tax credits from prior years, resulted in a net tax credit of US$ 1.7 million (1% of pre-tax profit), compared to a tax burden of US$ 8.3 million (8%) in 2004. The tax burden for the Company in its new, purely offshore composition, is still expected to average between 5% and 10% of pre-tax profits for the foreseeable future.



in millions of US$
Net Profit
Shipbuilding
Holding
Offshore
Total
250.0
200.0
150.0
100.0
50.0
0.0
(50.0)
(100.0)
15
(2)
59
72
(28)
(3)
108
77
4
(54)
97
47
92
226
2001
2002
2003
2004
2005

For the reasons stated before, no detailed allocation of net profit between lease and turnkey business segments is provided.



Weighted average earnings per share
(2001-2003 includes shipbuilding)
in US$
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
2.46
2.44
1.45
2.77
6.64
2001
2002
2003
2004
2005



Dividend per share
(2001-2003 includes shipbuilding)
in US$
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
1.21
1.57
1.40
1.70
3.30
2001
2002
2003
2004
2005

The proposed 2005 dividend is based upon the Company's usual 50% pay-out ratio, and taking into account this year the exceptional net income from the FPSO Serpentina transaction. The 2004 dividend was derived from net profit, prior to shipbuilding impairment, reported under Dutch GAAP.

Return On Average Capital Employed

Historically the Company has used a post-tax measure of return on average capital employed incorporating total assets less current liabilities plus short-term portion of long-term debt. This year it has been decided to change to a more standardised and simpler calculation whereby EBIT is divided by time-weighted average capital employed, where capital employed is defined as the sum of total equity plus provisions plus net debt.


Average Capital Employed
(2001-2003 includes shipbuilding)
in millions of US$
2400
1800
1200
600
0
689
1184
1732
1818
1886
2001
2002
2003
2004
2005


Return on Average Capital Employed (%)
(2001-2003 includes shipbuilding)
25.0
20.0
15.0
10.0
5.0
0
14.7
7.0
3.7
8.9
14.6
2001
2002
2003
2004
2005

Capital Employed at year-end has slightly decreased, in spite of the investment in new FPSOs and the high profit level, as a result of the FPSO Serpentina transaction which allowed a significant debt reduction. The impact of any change in the €/US$ exchange rate is negligeable.

ROACE (Return On Average Capital Employed) increased substantially from 8.9% in 2004 to 14.6% in 2005. This is the combined result of two main factors, namely:

- higher profitability (from continuing operations, as well as FPSO Serpentina transaction towards the end of the year);
- the much reduced long-term debt levels, as a result of the good cash-flow.

Under the former method of calculation the ROACE would have increased from 7.8% in 2004 to 13.7% in 2005.


Return On average Equity (%)
(2001-2003 includes shipbuilding)
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
16.9
12.5
6.7
14.1
28.1
2001
2002
2003
2004
2005

The Company's lease portfolio continues to generate returns well above the cost of debt and its Weighted Average Cost of Capital (WACC).

In 2005 the Return On average Equity (ROE) is at 28.1% substantially higher than 2004, as a result of the increased profitability.

Both the 2005 and 2004 returns were also influenced by the one-time equity reduction, resulting from the implementation of the IFRS reporting standards.

Cash flow/liquidities

Years 2001 to 2003 inclusive have not been restated to IFRS and include the Company's former shipbuilding division.

US$ million	2001	2002	2003	2004	**2005**
Net profit	71.8	77.4	46.6	91.7	225.8
Depreciation and amortisation	87.2	97.8	154.8	209.6	206.8
Cash flow	159.0	175.3	201.4	301.3	432.6
EBITDA	189.3	180.2	219.2	370.8	482.2
Net liquidities/securities	185.4	212.4	167.3	145.1	144.8
Net cash from operations*	149.0	145.8	296.6	93.1	831.0
Price : cash flow ratio at 31/12	8.6	9.5	8.6	7.0	6.3

*As per the consolidated statement of cash flows

Cash flow and EBITDA were significantly higher than prior years, as a result of additions to the lease fleet in 2004 and 2005, and due to the FPSO Serpentina transaction.

Net liquidities were stable at US$ 145 million.

The price to cash flow ratio at year-end 2005 was at 6.3 lower than the previous year, in spite of the increased share price, as a result of the high cash-flow from the FPSO Serpentina transaction.

Balance sheet

Years 2001 to 2003 inclusive have not been restated to IFRS and include the Company's former shipbuilding division.

US$ million	2001	2002	2003	2004	**2005**
Capital employed	772.0	1,476.8	1,841.0	1,846.1	1,740.9
Shareholders' equity	553.5	679.9	710.6	662.4	895.0
Net gearing (%)	36	115	150	172	90
Net Debt : EBITDA ratio	1.1	4.3	3.8	3.1	1.7
EBITDA interest cover ratio	9.5	8.8	5.4	6.1	9.4
Investment in tangible fixed assets	200.2	701.3	530.0	237.3	398.5
Current ratio	1.03	1.16	1.01	0.96	0.78

Notes:
- Capital employed = Total equity + Provisions + Net debt
- Net debt = Long-term loans + Borrowings and bank overdrafts - Cash and cash equivalents

Net debt decreased from US$ 1,140 million to US$ 805 million at year-end 2005. The combined cash and debt impact of the FPSO Serpentina transaction, together with normal annual debt redemptions and the transfer of the FPSO Sanha debt into the 50/50 Sonasing joint venture, more than offset new debt drawdowns to fund new investment.

Shareholders' equity increased by 35% to US$ 895 million. Net gearing decreased to 90%.

Some specific remarks relating to the year-end 2005 balance sheet are as follows:

- Capital employed decreased with the net reduction in long-term debt, as total assets decreased, mainly as a result of the FPSO Serpentina transaction;
- All banking covenants (which are summarised in Note 23 to the Financial Statements) were more than comfortably met. For the banking covenants the debt of one 50/50 joint venture is recognised to the full extent, since a corporate guarantee from SBM Holdings Inc. was still valid at year-end 2005. This resulted in somewhat higher debt ratios than would have been the case otherwise;
- There continues to be no off-balance sheet financing.

Capital Expenditure

Total capital expenditure for 2005 amounted to US$ 399 million (2004: US$ 237 million). The majority of this total is related to new investment in the FPSO lease fleet for which the major elements are:

- final instalments of the Sanha LPG FPSO construction;
- construction of the MOPU and FSO for the Extended Well Test system for Petronas, Turkmenistan;
- ongoing construction of the FPSO Capixaba for Petrobras, Brazil;
- first expenditures on the conversion and equipment procurement for the Kikeh FPSO for Murphy, Malaysia.

In order to understand better what is meant by an investment in an FPSO or FSO, it is useful to define the elements which constitute the capital cost of such a system. These comprise the external costs (shipyards, subcontractors, and suppliers), internal costs (manhours and expenses in respect of design, engineering, construction supervision, etc.), third party financial costs including interest, and construction overheads as now allowed under IFRS. The total of the above costs (or a proportionate share in the case of joint ventures) is capitalised in the Company's balance sheet as the value of an FPSO or FSO. No profit is taken on completion/delivery of such a system for a lease and operate contract.









Financial Statements 2005









Consolidated Income Statement

For the years ended 31 December in thousands of US Dollars

	Notes	2005		2004	
Revenue	1, 2	**1,519,340**		1,068,708	
Cost of sales		**(1,156,652)**		(825,665)	
Gross margin			**362,688**		243,043
Other operating income	3	**4,117**		15,777	
Selling and marketing expenses	3	**(25,561)**		(35,787)	
General and administrative expenses	3	**(56,180)**		(51,366)	
Other operating expenses	3	**(9,724)**		(10,451)	
			(87,348)		(81,827)
Operating profit (EBIT)			**275,340**		161,216
Financial income		**13,166**		7,765	
Financial expenses		**(64,418)**		(68,924)	
Net financing costs	5		**(51,252)**		(61,159)
Share of profit of associates			**-**		28
Profit before tax			**224,088**		100,085
Income tax	7		**1,683**		(8,341)
Profit from continuing operations			**225,771**		91,744
Result after tax from discontinued operations	8		**-**		(62,872)
Profit			**225,771**		28,872
Attributable to shareholders			**225,682**		28,807
Attributable to minority interests			**89**		65
Profit			**225,771**		28,872
Weighted average number of shares outstanding	9		**33,987,187**		33,061,022
Basic earnings per share			**US$ 6.64**		US$ 0.87
Basic earnings per share from continuing operations			**US$ 6.64**		US$ 2.77
Fully diluted earnings per share			**US$ 6.60**		US$ 0.87
Fully diluted earnings per share from continuing operations			**US$ 6.60**		US$ 2.77

Consolidated balance sheet

at 31 December in thousands of US Dollars (before appropriation of profit)

	Notes	2005		2004*	
ASSETS					
Property, plant and equipment	11	**1,704,463**		1,690,615	
Intangible assets	12	**34,313**		35,195	
Investment in associates		**202**		232	
Other financial assets	13	**102,515**		44,426	
Deferred tax asset	14	**8,196**		12,373	
Total non-current assets			**1,849,689**		1,782,841
Inventories	15	**11,956**		13,028	
Trade and other receivables	16	**239,225**		242,265	
Income tax receivable	17	**1,562**		17,129	
Construction contracts	18	**63,921**		144,985	
Financial instruments	19	**151,823**		-	
Cash and cash equivalents	20	**150,925**		146,631	
Assets classified as held for sale	21	**-**		268,231	
Total current assets			**619,412**		832,269
TOTAL ASSETS			**2,469,101**		2,615,110
EQUITY AND LIABILITIES					
Equity attributable to shareholders	22				
Issued share capital		**40,577**		45,573	
Share premium reserve		**323,776**		295,983	
Retained earnings		**533,927**		323,100	
Other reserves		**(3,236)**		(2,266)	
		895,044		662,390	
Minority interests		**292**		203	
Total equity			**895,336**		662,593
Long term loans and other liabilities	23	**741,440**		1,039,483	
Provisions	24	**40,908**		43,863	
Deferred tax liability	25	**0**		0	
Total non-current liabilities			**782,348**		1,083,346
Trade and other payables	26	**430,717**		360,342	
Current income tax liabilities		**4,330**		4,056	
Borrowings and bank overdrafts		**214,106**		246,727	
Financial instruments	27	**142,264**		-	
Liabilities classified as held for sale	21	**-**		258,046	
Total current liabilities			**791,417**		869,171
TOTAL EQUITY AND LIABILITIES			**2,469,101**		2,615,110

* *The Company's former shipbuilding activities have been deconsolidated as at 31 December 2004. The assets and liabilities related to shipbuilding are included in the line items assets and liabilities classified as held for sale.*

Consolidated statement of changes in equity

in thousands of US Dollars

	Attributable to shareholders						Minority interests	**Total equity**
	Outstanding number of shares Note 22	Issued share capital Note 22	Share premium reserve Note 22	Retained earnings Note 22	Other reserves Note 22	Total		
At 1 January 2004	32,324,430	40,761	261,006	319,344	12,673	633,784	2,737	636,521
Foreign currency translation		3,320	–	2,068	5,430	10,818	–	10,818
Other movements		–	–	–	(20,369)	(20,369)	(2,599)	(22,968)
Net income directly recognised in equity		3,320	–	2,068	(14,939)	(9,551)	(2,599)	(12,150)
Profit for the year		–	–	28,807	–	28,807	65	28,872
Total income and expense for the year		3,320	–	30,875	(14,939)	19,256	(2,534)	16,722
Stock dividend	425,876	513	(513)	–	–	0	–	0
Share options exercised	148,400	182	5,829	–	–	6,011	–	6,011
Cash dividend		–	–	(28,258)	–	(28,258)	–	(28,258)
Other movements / bonus shares	3,721	5	167	1,139	–	1,311	–	1,311
Share issue	656,551	792	29,494	–	–	30,286	–	30,286
At 31 December 2004	**33,558,978**	**45,573**	**295,983**	**323,100**	**(2,266)**	**662,390**	**203**	**662,593**
Recognition of Financial Instruments		–	–	8,875	40,717	49,592	–	49,592
At 1 January 2005	33,558,978	45,573	295,983	331,975	38,451	711,982	203	712,185
Foreign currency translation		(6,131)	–	3,934	(3,064)	(5,261)	–	(5,261)
Cash flow hedges		–	–	–	(38,623)	(38,623)	–	(38,623)
Net income directly recognised in equity		(6,131)	–	3,934	(41,687)	(43,884)	–	(43,884)
Profit for the year		–	–	225,682	–	225,682*	89	225,771
Total income and expense for the year		(6,131)	–	229,616	(41,687)	181,798	89	181,887
Stock dividend	430,877	554	(554)	–	–	0	–	0
Share options / bonus shares	453,726	581	28,347	–	–	28,928	–	28,928
Cash dividend		–	–	(30,039)	–	(30,039)	–	(30,039)
Other movements		–	–	2,375	–	2,375	–	2,375
At 31 December 2005	**34,443,581**	**40,577**	**323,776**	**533,927**	**(3,236)**	**895,044**	**292**	**895,336**

* *The proposed appropriation of the profit for the year is set out in the other information on page 102 of the annual report.*

Consolidated cash flow statement

For the years ended 31 December in thousands of US Dollars

	2005		2004	
Cash flow from operating activities				
Receipts from customers	**1,581,139**		1,755,084	
Payments to suppliers and employees	**(767,675)**		(1,623,737)	
Income tax received / paid	**17,523**		(19,207)	
Net cash from operating activities		**830,987**		112,140
Cash flow from investing activities				
Interest received	**12,415**		8,761	
Interest paid	**(59,556)**		(71,017)	
Investment in property, plant and equipment	**(398,548)**		(248,920)	
Disposals of property, plant and equipment	**3,362**		61,768	
Dividends received from associated companies	**-**		263	
Net cash from investing activities		**(442,327)**		(249,145)
Cash flow from financing activities				
Proceeds from issue of shares	**28,928**		36,296	
Additions to borrowings and loans	**34,178**		409,646	
Repayments of borrowings and loans	**(430,451)**		(305,710)	
Dividends paid to shareholders	**(30,039)**		(28,258)	
Net cash from financing activities		**(397,384)**		111,974
Net increase in cash and cash equivalents		**(8,724)**		(25,031)
Cash and cash equivalents at 1 January		**142,431**		164,178
Net cash divestments		**2,701**		-
Currency differences		**8,442**		3,284
Cash and cash equivalents at 31 December		**144,850**		142,431

Cash flow from discontinued operations:

The 2004 cash flow includes cash flow from discontinued operations. The 2004 cash flow from discontinued operations can be specified as follows:

	2004
Cash flow from operating activities	19,019
Cash flow from financing activities	(5,773)
Cash flow from investing activities	(5,514)
Net cash from discontinued operations	7,732

Notes to the consolidated financial statements

General

Introduction

Up to 31 December 2004, SBM Offshore N.V. published its financial statements under Generally Accepted Accounting Principles in the Netherlands (Dutch GAAP). From 2005 onwards, SBM Offshore N.V. issues its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) and interpretations, adopted by the EU. This change applies to all financial reporting for accounting periods beginning on or after 1 January 2005. As comparative information for one year is included in the financial statements, the transition date to IFRS is 1 January 2004.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of 2004 is provided in note 33. Detailed disclosure provisions require that certain minor balance sheet reclassifications are applied, compared with the treatment assumed in the IFRS conversion document issued on 29 August 2005. The reclassifications impact neither equity nor result.

Corporate information

SBM Offshore N.V. is a company domiciled in Rotterdam, the Netherlands. The consolidated financial statements for the year ended 31 December 2005 comprise the financial statements of SBM Offshore N.V. and its subsidiaries (together referred to as the 'Company') and the Company's interest in associates and jointly controlled entities as at 31 December each year.

The extraordinary meeting of shareholders held on 11 February 2005 approved that IHC Caland N.V. be renamed to SBM Offshore N.V. since the acronym IHC had always been directly associated with the shipbuilding activities in the Netherlands. The sale of the Company's former shipbuilding division was completed 1 March 2005. All financial consequences of this sale were provided for in the 2004 financial statements and the 2005 shipbuilding activities were neither controlled by the Company nor did the economic benefits accrue to the Company. The 2005 results therefore exclude any results relating to the shipbuilding division.

Accounting Principles

Basis of preparation

The financial statements are presented in thousands of US Dollars. The policies set out below have been consistently applied to all periods presented. The financial statements have been prepared under the historical cost convention except for derivative financial instruments that are stated at fair value.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The figures of the subsidiaries are included in the financial statements from the date that control commences until such control ceases.

Associates

Associates are those entities for which the Company has significant influence, but not control, over the financial and operating policies. The financial statements include the Company's share of the total recognised gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Company's share of losses exceeds its interest in an associate, the Company's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint ventures

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. The financial statements include the Company's proportionate share of the joint venture entities' assets, liabilities, revenue and expenses, with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Company's interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Segment information

A segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other segments. A geographical segment relates to the provision of products or services within a particular economic environment that is subject to risks and returns that are different from other economic environments. The classification by geographical area is determined by the final destination of the product.

Foreign currency translation

Functional and reporting currency

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The functional currency of the offshore oil and gas activities is the US Dollar. The consolidated financial statements are presented in US Dollars, which is the reporting currency of the Company.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except where hedge accounting is applied.

At year-end 2005 the most important rate was the Euro at US$ 1.178 (opening 2005: US$ 1.358). The average Euro rate amounted to US$ 1.245 (2004: US$ 1.290).

Group companies

The result and financial position of all Group companies that have a functional currency different from the reporting currency are translated into the reporting currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- income and expenses for each income statement item are translated at the average exchange rate (unless this average rate is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the date of the transactions);
- all resulting exchange differences are recognized as a separate component of equity (Translation reserve).

Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings of such investments, are taken to Group equity on consolidation. When an operation denominated in foreign currency is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Financial instruments

General

The Company uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with foreign currency and interest rate fluctuations. Such financial instruments are initially recognised at fair value on the date on which a financial contract is entered into and are subsequently remeasured at fair value at each balance sheet date. Financial instruments are presented as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on financial instruments that do not qualify for hedge accounting are taken directly to profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles using quoted market rates. The fair value of interest rate swap contracts is determined by reference to market rates for similar contracts.

For hedge accounting, hedges are classified as:

- fair value hedges when hedging exposure to changes in fair value of a recognised asset or liability;
- cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or
- hedges of net investments in a foreign operation.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instruments, the hedged item, or transaction, the nature of the risk being hedged and how the Company will assess the hedging instrument's effectiveness in offsetting exposure to changes in the fair value of the hedged item or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in offsetting changes in the fair value of the hedged item or cash flows and are assessed periodically to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. The Company currently uses only cash flow hedges. Hedges, which meet the strict criteria for hedge accounting, are accounted for as follows:

The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the income statement. Amounts taken to equity are added or deducted from the recognised value of the hedged item upon its recognition and to the income statement when the hedged transaction affects the income statement.

If the forecasted transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement.

If the hedging instrument expires or is sold, terminated or exercised, amounts previously recognised in equity remain in equity for as long as the hedge was effective and until the forecasted transaction occurs.

Summary of significant accounting policies

Property, plant and equipment (PP&E)
Property, plant and equipment is stated at historical cost less accumulated depreciation and impairment, except for land, which is shown at cost less impairment. The capital value of an F(P)SO to be leased and operated for a client is the sum of external costs (such as shipyards, subcontractors, suppliers), internal costs (design, engineering, construction supervision, etc.), third party financial costs including interest paid during construction and attributable overheads.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of assets include the initial estimate of costs of demobilisation of the asset. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

The assets are depreciated by using the straight-line method over their anticipated useful life, taking into account a residual value for the tanker-based F(P)SOs and the dynamically positioned diving support vessel 'Dynamic Installer'. Investment subsidies (with exception of investment premiums) are directly deducted from the historical costs of the assets.

The anticipated useful lives of the categories of property, plant and equipment are as follows:

Land and buildings (unless unlimited lives)	30-50 years
Vessels and floating equipment	
• Converted tankers, including refurbishment depreciated to residual value over their remaining useful life;	10-15 years
• 'Non-recoverable' investments	3-15 years
costs which are incurred for a specific project e.g. installation costs, transport costs, cost of anchor lines, anchor points, risers etc. are depreciated over the period of the contract to which they relate;	
• F(P)SO investments	6-15 years
these include the mooring system, swivel stack, vessel conversion, process equipment if relevant etc. In case of long-term contracts these items are fully depreciated over the contract duration. For shorter-term contracts, a decision is taken as to which percentage of these costs should be depreciated.	
Machinery and equipment	5-20 years
Other fixed assets	2-20 years

When significant parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment. The average depreciation period for a converted F(P)SO amounts to 10 years.

Major overhauls are depreciated over the remaining useful life of the related asset or to the date of the next major overhaul, whichever is sooner.

The assets' residual values are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is higher than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds (less attributable costs) with the carrying amount. These are included in the income statement.

Intangible assets

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill is recognised in acquisition of subsidiaries, associates and joint ventures. In respect of business acquisitions occurring after 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which is the amount recorded under Dutch GAAP. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and as of 1 January 2004 is no longer amortised but is tested annually for impairment.

Patents

Patents acquired from third parties are capitalised and amortised over their anticipated useful lives. The amortisation is charged to the income statement on a straight-line basis. The estimated useful life for patents is 15 years.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation or depreciation are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units).

The Company tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Inventories

Inventories are stated at the lower of cost and net realisable value. The costs are based on the first-in-first-out method. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. Inventories comprise semi-finished products, finished products and spare parts. Semi-finished and finished products are valued at cost including attributable overhead. Spare parts are stated at the lower of purchase price and market value.

Construction contracts

Construction work in progress is stated at cost plus profit recognised to date less a provision for foreseeable losses and less invoiced instalments. Cost includes all expenditures related directly to specific projects and attributable overhead. Where instalments exceed the value of the related costs, the excess is included in current liabilities.

Receivables

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due under the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits.

Borrowings (long-term loans and other liabilities)

Borrowings are recognised initially at fair value. The attributable transaction costs are capitalized in the related property, plant and equipment. Depreciation of these attributable transaction costs is combined with actual interest paid in financial expenses, resulting in the effective interest burden.

Deferred income tax

Deferred income tax is provided for using the balance sheet liability method, providing for temporary differences between the carrying amount of the asset and liabilities for financial reporting purposes and the amounts used for tax purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or are defined as multi employer plans. The payments in each case are determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Company pays fixed contributions to public or private pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions to defined contribution plans are recognised as an expense in income statement as incurred.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs. The defined benefit obligation is calculated periodically by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high-quality corporate bonds that have maturity dates approximating the terms of the Company's obligations.

Cumulative actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions exceeding 10% of the value of plan assets or 10% of the defined benefit obligation are taken to income statement over the expected average remaining working lives of the employees in the related plan.

Past-service costs are recognised immediately in net income, unless the changes of the pension plan are conditional on remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Company recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

Share based payments

The share option plan allows the Managing Directors, and management and senior staff of the Group companies to acquire shares of the Company. The share option plan qualifies as an equity settled plan. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. Fair value is calculated using the Black & Scholes and binomial valuation models. The charge to the income statement over the relevant vesting period is adjusted to reflect actual and expected levels of vesting.

Provisions

General

A provision is recognised in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount has been reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, when appropriate, the risk specific to the liability. Going forward, the interest accrued on discounted provisions will be recognised as financial expenses. Discounting of provisions mainly affects F(P)SO fleet demobilisation obligations.

The provision for reorganisation costs relates to costs for termination of employment and onerous contracts.

Demobilisation obligations

The provision for demobilisation obligations relates to costs for demobilisation of lease units at the end of the respective lease period. The net present value of the future obligations is included in property, plant and equipment with a corresponding amount included in the provision for demobilisation. As the remaining duration of each lease reduces, and the discounting effect on the provision unwinds, accrued interest is recognised as part of financial expenses and added to the provision.

Revenue

Construction contracts

As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by a cost to cost basis unless the physical progress significantly differs. An expected loss on a contract is recognised immediately in the income statement.

Lease and operate contracts

Turnover (the total of the earned day-rates) and profit of long-term F(P)SO lease and operate contracts are reported annually on a straight-line basis over the period of the contract once the system has been brought into service.

Services rendered

Revenue from services rendered is recognised in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by a cost to cost basis unless the physical progress significantly differs. An expected loss on a contract is recognised immediately in the income statement.

Income tax

The Company is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will influence the income tax and deferred tax positions in the period in which such determination is made.

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Income tax expenses comprise corporate income tax due in countries of incorporation of the Company's main subsidiaries levied on actual profits. Corporate income taxes which are levied on a deemed profit basis and withholding taxes in other jurisdictions are treated as project taxes and included in gross margin.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are approved by the Company's shareholders.

Use of estimates

In the preparation of the financial statements, it is necessary for the management of the Company to make estimates and certain presumptions that can affect the valuation of the assets and liabilities and the outcomes of the income statement. The actual outcomes may differ from these estimates and presumptions. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

1. Segment reporting

Segment information

The primary segment-reporting format is determined to be business segments since the Company's risks and rates of return are affected predominantly by differences in the products and services produced. Secondary information is reported geographically.

Business segments

The following tables present revenue and profit and certain asset and liability information regarding the Company's business segments for the years ended 31 December 2005 and 2004. For both aforementioned periods there are no intersegment revenues.

Year ended 31 December 2005 *(in US$000)*	**Lease**	**%**	**Turnkey**	**%**	**Consolidated**
Segment revenue	584,695	38.5	934,645	61.5	1,519,340
Gross margin	179,814		182,874		362,688
Other income	15		278		293
Unallocated income and expenses	–		–		(87,641)
Operating profit (EBIT)	**179,829**		**183,152**		275,340
Net financing costs					(51,252)
Share of profit of associates					-
Income tax					1,683
Profit					**225,771**
Assets and liabilities					
Segment assets	1,489,154		885,185		2,374,339
Investments in associates	-		202		202
Unallocated assets	–		-		94,560
Total assets					**2,469,101**
Segment liabilities	749,825		774,464		1,524,289
Unallocated liabilities	-		–		49,476
Total liabilities					**1,573,765**
Other segment information					
Capital expenditure					
• PP&E	390,902		3,973		
• Intangible fixed assets	–		–		
Depreciation	(198,724)		(5,069)		
Amortisation	–		–		

The lease segment comprises the total of the earned day-rates and profit of long-term F(P)SO lease and operate contracts. The turnkey segment comprises results from sales of facilities and services.

Year ended 31 December 2004 (in US$000)	Lease	%	Turnkey	%	Consolidated
Segment revenue	532,500	49.8	536,208	50.2	1,068,708
Gross margin	152,634		90,409		243,043
Other income	-		-		-
Unallocated income and expenses	-		-		(81,827)
Operating profit (EBIT)	**152,634**		**90,409**		161,216
Net financing costs					(61,159)
Share of profit of associates					28
Income tax					(8,341)
Result after tax from discontinued operations					(62,872)
Profit					**28,872**
Assets and liabilities					
Segment assets	1,429,763		787,204		2,216,967
Investments in associates	-		232		232
Unallocated assets	-		-		397,911
Total assets					**2,615,110**
Segment liabilities	1,038,513		586,736		1,625,249
Unallocated liabilities	-		-		327,268
Total liabilities					**1,952,517**
Other segment information					
Capital expenditure					
• PP&E	223,091		7,111		
• Intangible fixed assets	-		-		
Depreciation	(201,808)		(6,536)		
Amortisation	-		-		

Geographical segments

The following tables present revenue, capital expenditure and certain asset information regarding the Company's geographical segments for the years ended 31 December 2005 and 2004.

In US$000	**2005**		2004	
		%		%
Revenue				
Europe	**50,176**	**3**	17,593	2
North, Middle and South America	**377,139**	**25**	220,155	21
Africa	**789,086**	**52**	660,490	62
Middle-East / Asia / Australia	**302,939**	**20**	170,470	15
Total revenue	**1,519,340**	**100**	1,068,708	100

In US$000	2005	%	2004	%
Assets				
Europe	**534,627**	**22**	702,393	27
North, Middle and South America	**909,011**	**37**	796,001	30
Africa	**749,462**	**30**	954,558	36
Middle-East / Asia / Australia	**276,001**	**11**	162,158	7
Total assets	**2,469,101**	**100**	2,615,110	100
Capital expenditure				
Europe	**41,270**	**10**	12,587	5
North, Middle and South America	**216,183**	**54**	94,761	40
Africa	**21,003**	**5**	123,712	52
Middle-East / Asia / Australia	**120,092**	**31**	6,254	3
Total capital expenditure	**398,548**	**100**	237,314	100

2. Revenue

The recognised revenue can be broken down into the following categories:

	2005	**2004**
	US$000	***US$000***
Lease & Operate	**584,695**	532,500
Turnkey sales	**934,645**	536,208
Revenue	**1,519,340**	1,068,708

Exercised purchase option FPSO Serpentina

On 1 November 2005, the client exercised its contractual purchase option for the FPSO Serpentina. The additional net impact on the 2005 results (surplus of purchase price less attributable costs over expected lease profits for the remainder of the year) amounted to US$ 79.8 million. The aforementioned amount is significantly higher than it would have been under Dutch GAAP due to the change in depreciation method and elimination of previously capitalised overhead from the book value resulting from the IFRS implementation. Revenue and net profit from this transaction are included in Turnkey.

3. Other income and expenses

Other operating income	**2005**	**2004**
	US$000	***US$000***
Net gains on disposal of PP&E	**2,690**	15,777
Other operating income	**1,427**	–
Other operating income	**4,117**	15,777

Information on the nature of expenses

The tables below set out the reconciliation between expenses by function and expenses by nature for all items included in EBIT for the years 2005 and 2004:

In US$000	Lease	Turnkey	Selling and marketing	General and administrative expenses	Other expenses	**Total**
Revenue	584,695	934,645	–	–	–	**1,519,340**
Cost of sales	(404,881)	(751,771)	–	–	–	**(1,156,652)**
Gross margin	179,814	182,874	–	–	–	**362,688**
Other income	15	278	–	3,824	–	**4,117**
Employee benefits	(97,353)	(155,295)	(12,589)	(36,980)	–	**(302,217)**
Selling expenses	(2,280)	(1,003)	(9,998)	(68)	–	**(13,349)**
Depreciation and amortisation	(198,724)	(5,069)	(148)	(2,901)	–	**(206,842)**
Other operating costs	(107,801)	(25,981)	(2,826)	(16,231)	(9,724)	**(162,563)**
Transfer to cost of sales	406,158	187,348	–	–	–	**593,506**
Total expenses	0	0	(25,561)	(56,180)	(9,724)	**(91,465)**
Operating profit (EBIT) 2005	179,829	183,152	(25,561)	(52,356)	(9,724)	**275,340**
Revenue	532,500	536,208	–	–	–	**1,068,708**
Cost of sales	(379,866)	(445,799)	–	–	–	**(825,665)**
Gross margin	152,634	90,409	–	–	–	**243,043**
Other income	–	–	–	15,777	–	**15,777**
Employee benefits	(91,433)	(132,267)	(13,566)	(28,903)	–	**(266,169)**
Selling expenses	–	(912)	(10,841)	(1,289)	–	**(13,042)**
Depreciation and amortisation	(201,808)	(6,536)	(175)	(1,047)	–	**(209,566)**
Other operating costs	(86,625)	(24,682)	(11,205)	(20,127)	(10,451)	**(153,090)**
Transfer to cost of sales	379,866	164,397	–	–	–	**544,263**
Total expenses	0	0	(35,787)	(51,366)	(10,451)	**(97,604)**
Operating profit (EBIT) 2004	152,634	90,409	(35,787)	(35,589)	(10,451)	**161,216**

Certain simplifying assumptions are made in deriving the reconciliation for the 2004 comparatives.

4. Employee benefits

Information with respect to employee benefits	**2005** *US$000*	**2004** *US$000*
Wages and salaries	**185,215**	168,668
Social security costs	**19,984**	17,572
Contributions to defined contribution plans	**11,999**	12,599
Increase in liability for defined benefit plans	**2,373**	2,599
Increase in liability for other employee benefits	**98**	–
Equity settled transactions	**2,375**	1,420
Other employee benefits	**80,173**	63,311
Total employee benefits	**302,217**	266,169

Pensions and other post-employment benefit plans

The Company has defined benefit pension plans, based on final salary. The aforementioned pension plans require contributions to separately administered funds. The Company has also provided for certain seniority and termination benefits. These benefits are unfunded. The following table summarizes the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet for the respective plans.

Net benefit expense recognised within employee benefits:

In US$000	Pension plans		Other employee benefits		Total	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Current service cost	**2,391**	2,536	**-**	-	**2,391**	2,536
Interest cost on benefit obligation	**1,580**	1,711	**-**	-	**1,580**	1,711
Expected return on plan assets	**(1,598)**	(1,512)	**-**	-	**(1,598)**	(1,512)
Other expenses	**-**	(136)	**98**	-	**98**	(136)
Net benefit expense	**2,373**	2,599	**98**	-	**2,471**	2,599

The actual return on plan assets is not significantly different from the expected return.

The benefit asset/(liability) included in the balance sheet:

In US$000	Pension plans		Other employee benefits		Total	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**
Defined benefit obligation	**(36,341)**	(38,789)	**(2,453)**	(2,800)	**(38,794)**	(41,589)
Fair value of plan assets	**32,378**	35,099	**-**	-	**32,378**	35,099
	(3,963)	(3,690)	**(2,453)**	(2,800)	**(6,416)**	(6,490)
Unrecognised net actuarial (gains)/losses	**(8)**	(10)	**-**	-	**(8)**	(10)
Benefit asset/(liability)	**(3,971)**	(3,700)	**(2,453)**	(2,800)	**(6,424)**	(6,500)

Changes in the present value of the defined benefit obligation are as follows:

	2005	2004
	US$000	*US$000*
Opening defined benefit obligation	**(38,789)**	(32,365)
Interest cost	**(1,580)**	(1,711)
Current service cost	**(2,391)**	(2,536)
Benefits paid	**1,009**	1,050
Actuarial (gains)/losses on obligation	**-**	(590)
Exchange differences on foreign plans	**5,410**	(2,637)
Closing defined benefit obligation at 31 December	**(36,341)**	(38,789)

Changes in the fair value of plan assets are as follows:

	2005	2004
	US$000	*US$000*
Opening fair value of plan assets	**35,099**	29,153
Expected return	**1,598**	1,512
Contributions by employer	**1,447**	2,457
Benefits paid	**(1,009)**	(1,050)
Actuarial (gains)/losses	**-**	599
Exchange differences on foreign plans	**(4,757)**	2,428
Fair value plan assets at 31 December	**32,378**	35,099

The Company expects to contribute US$ 2,097 to its defined benefit pension plans in 2006.

The major categories of plan assets as a percentage of the fair value of total plan assets are as follows:

	2005	2004
	%	%
Equities	**5.6**	2.9
Bonds	**94.4**	97.1
Total	**100.0**	100.0

The overall expected rate of return on assets is determined on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

The principal assumptions used in determining pension benefit obligations for the Company's plans are shown below:

	2005	2004
	%	%
Discount rate	**4.5**	4.5
Expected rate of return on assets	**5.0**	5.0
Future salary increases	**4.0**	4.0
Future pension increases	**2.1**	2.1

Remuneration key management personnel and Supervisory Board of the Company

The remuneration of key management personnel of the Company, including pension costs and performance related bonuses, amounted to US$ 6.5 million (2004: US$ 7.7 million).
The performance related part of the remuneration equals 42% (2004: 33%).

The total remuneration and associated costs of the Managing Directors and other key management personnel (non-statutory Board members and management of the main subsidiaries) can be specified as follows:

In US$000			**2005**			**2004**
	Salary, burden and emoluments	Bonus	Pension costs	Valuation of options/ shares granted	Total	Total
D. Keller	574	216	238	214	1,242	1,993
J.J.C.M. van Dooremalen (to 1 March 2005)	–	–	–	–	–	1,012
G. Docherty (to 30 June 2004)	–	–	–	–	–	649
Other key management personnel	2,640	1,045	707	850	5,242	4,012
	3,214	**1,261**	**945**	**1,064**	**6,484**	**7,666**

The bonus is performance related in respect of the previous year, based on Economic Profit.

The above salary and pension costs do not include, for Mr. J.J.C.M. van Dooremalen, commitments of the Company under a remuneration agreement concluded in the context of the sale of the Company's shipbuilding activities. This remuneration agreement provides that the Company will pay a top-up salary to maintain Mr. Van Dooremalen's remuneration at its 2004 level until his retirement, and pay corresponding pension premiums. Bonus and options were awarded in 2005 based upon 2004 results, but are not due in respect of later years. All costs relating to this settlement, amounting to US$ 1.1 million, were provided for in 2004 as part of the impairment loss.

There are no guarantees or obligations towards or on behalf of the Board of Management. In 1991 the Supervisory Board of the Company introduced a share option plan for the Board of Management, and the management and senior staff of Group companies. Around one hundred employees participate in this plan, which determines the annual issue of options based on the preceding year's financial results and individual performance. All options are issued at market price on the date of issue and can be exercised for a period of five years from the date of issue, from 2001 onwards with a vesting period of three years. The date of issue is the first date on which shares are traded ex-dividend following the Annual General Meeting of Shareholders.

Since 1 January 2006 new rules of conduct with regard to inside information are in place to ensure compliance with the 2005 Dutch Market Abuse Act and Notification act. These rules forbid e.g. the exercise of options during certain periods defined in the rules and more specifically when the employee is in possession of price sensitive information. The Chief Financial Officer of the Group is the Compliance Officer in this respect.

During the financial year 296,250 (2004: 230,500) share options were issued. The number of outstanding options for both 31 December 2005 and 31 December 2004 can be summarized as follows:

	Year	Number at 1 January 2005	Granted in 2005	Exercised in 2005	Forfeited/ expired in 2005	Number at 31 December 2005	Exercise price in €	Excercisable
	2000	250,250	–	250,250	–	0		
	2001	274,510	–	126,080	–	148,340	57.00	148,430
	2002	307,240	–	74,040	10,920	222,280	55.50	222,280
	2003	309,815	–	–	14,670	295,145	39.22	–
	2004	230,500	–	–	–	230,500	37.97	–
	2005	–	296,250	–	–	296,250	51.45	–
Total		**1,372,315**	**296,250**	**450,370**	**25,590**	**1,192,605**		**370,710**
Weighted average exercise price (€)		47.21	51.45	49.92	46.17	47.26		
Average price at exercise (€)				58.32				

	Year	Number at 1 January 2004	Granted in 2004	Exercised in 2004	Forfeited/ expired in 2004	Number at 31 December 2004	Exercise price in €	Excercisable
	1999	148,400	–	148,400	–	0		
	2000	251,100	–	–	850	250,250	44.70	250,250
	2001	274,770	–	–	260	274,510	57.00	274,510
	2002	307,500	–	–	260	307,240	55.50	–
	2003	310,000	–	–	185	309,815	39.22	–
	2004	–	230,500	–	–	230,500	37.97	–
Total		**1,291,770**	**230,500**	**148,400**	**1,555**	**1,372,315**		**524,760**
Weighted average exercise price (€)		47.23	37.97	33.00	41.65	47.21		
Average price at exercise (€)				41.13				

Information with respect to the options granted to the individual Managing Directors of the Board of Management, key management personnel and other personnel for the year 2005:

	Number at 1 January 2005	Granted in 2005	Exercised in 2005	Forfeited/ expired in 2005	Number at 31 December 2005	Excercisable
D. Keller	67,000	8,750	12,000	–	63,750	30,000
Weighted average exercise price (€)	47.64	51.45	44.70	–	48.72	
Average price at exercise (€)			53.64			
J.J.C.M. Van Dooremalen	85,000	–	15,000	–	70,000	40,000
Weighted average exercise price (€)	48.05	–	44.70	–	48.77	
Average price at exercise (€)			49.24			
G. Docherty	70,000	–	30,000	–	40,000	15,000
Weighted average exercise price (€)	47.51	–	50.85	–	45.01	
Average price at exercise (€)			59.28			
Other key management personnel	209,300	47,000	88,800	4,000	163,500	26,500
Weighted average exercise price (€)	46.87	51.45	52.86	39.22	45.12	
Average price at exercise (€)			63.57			
Other personnel	941,015	240,500	304,570	21,590	855,355	259,210
Weighted average exercise price (€)	47.16	51.45	49.43	47.45	47.57	
Average price at exercise (€)			57.33			

Information with respect to the options granted to the individual Managing Directors of the Board of Management, key management personnel and other personnel for the year 2004:

	Number at 1 January 2004	Granted in 2004	Exercised in 2004	Forfeited/ expired in 2004	Number at 31 December 2004	Excercisable
D. Keller	69,500	10,000	12,500	-	67,000	27,000
Weighted average exercise price (€)	46.40	37.97	33.00	-	47.64	
Average price at exercise (€)			42.50			
J.J.C.M. van Dooremalen	90,000	10,000	15,000	-	85,000	35,000
Weighted average exercise price (€)	46.67	37.97	33.00	-	48.05	
Average price at exercise (€)			40.00			
G. Docherty	75,000	10,000	15,000	-	70,000	30,000
Weighted average exercise price (€)	45.88	37.97	33.00	-	47.51	
Average price at exercise (€)			39.81			
Other key management personnel	189,200	38,000	17,900	-	209,300	67,300
Weighted average exercise price (€)	47.34	37.97	33.00	-	46.87	
Average price at exercise (€)			41.70			
Other personnel	868,070	162,500	88,000	1,555	941,015	365,460
Weighted average exercise price (€)	47.44	37.97	33.00	47.91	47.16	
Average price at exercise (€)			41.24			

The remaining average contractual life of the outstanding options as at 31 December 2005 is 2.61 years (2004: 2.29 years).

The remuneration of the Supervisory Board amounted to US$ 286,000 (2004: US$ 282,000) and can be specified as follows:

		2005	**2004**
		US$000	***US$000***
H.C. Rothermund [1]	Chairman (from 20 May 2005)	**47**	40
A.P.H. van Baardewijk	Chairman (until 20 May 2005)	**18**	46
A.G. Jacobs [1]	Vice-Chairman	**46**	46
J.D.R.A. Bax [1]		**41**	41
R.H. Matzke [2]		**73**	73
L.J.A.M. Ligthart [1]	(from 14 May 2004)	**39**	23
R. van Gelder	(from 20 May 2005)	**22**	-
D.J.C.N. Goguel-Nyegaard	(until 14 May 2004)	-	13
		286	282

[1] Including additional remuneration in respect of the Audit Committee of US$ 5,000 per annum.

[2] Including allowance for travel from the USA.

There are no options granted and no assets available to the members of the Supervisory Board. There are no loans outstanding to the members of the Supervisory Board and no guarantees given on behalf of members of the Supervisory Board.

Number of employees

The number of direct employees was as follows:

By business segment:	2005		2004	
	Average	**Year-end**	**Average**	**Year-end**
Lease	**1,175**	**1,162**	1,169	1,188
Turnkey (including unallocated)	**1,078**	**1,380**	813	776
	2,253	**2,542**	1,982	1,964

By geographical area:	2005		2004	
	Average	**Year-end**	**Average**	**Year-end**
The Netherlands	**342**	**348**	335	336
Abroad	**1,911**	**2,194**	1,647	1,628
	2,253	**2,542**	1,982	1,964

The numbers stated above exclude agency and freelance staff for whom expenses are included within other employee benefits and the number of employees of the Company's former shipbuilding division.

5. Net finance costs

	2005	2004
	US$000	*US$000*
Interest income	**9,827**	7,706
Fair value adjustment financial instruments	**3,339**	–
Other financial income	**-**	59
Financial income	**13,166**	7,765
Interest expense	**(61,080)**	(67,569)
Interest addition to provisions	**(1,422)**	(1,355)
Fair value adjustment financial instruments	**(1,916)**	–
Financial expenses	**(64,418)**	(68,924)
Net finance costs	**(51,252)***	(61,159)*

* *Net of US$ 11,229 (2004: US$ 5,213) capitalised.*

6. Research and development expense

Research and development costs consists of US$ 9,724 (2004: US$ 10,451) charged directly to other operating expenses.

7. Income tax

The Company's operational activities are subject to taxation at rates, which range up to 31.5%. The respective tax rates, including fiscal privileges in several countries, tax-exempt profits and non-deductible costs and releases, result in an effective tax burden on continuing operations of minus 0.8% (2004: 8.3%), calculated as 'Income tax expenses' divided by 'Profit before tax' in the income statement. The reconciliation of the effective tax rate on continuing operations is:

	2005		2004	
	%	*US$000*	%	*US$000*
Profit before tax		**224,088**		100,085
Income tax using the domestic corporation tax rate	31.5	**(70,588)**	34.5	(34,529)
Effect of tax rates in foreign jurisdictions	(30.9)	**69,210**	(27.5)	27,572
Non-deductible expenses	0.4	**(827)**	0.5	(490)
Non-taxable revenues	0.4	**(815)**	0.9	(894)
Non-valued tax losses	(0.1)	**129**	–	–
(Under)/over provided in prior years	(2.1)	**4,574**	–	–
Recognised tax income / expense	(0.8)	**1,683**	8.3	(8,341)

For an overview of the deferred tax position reference is made to note 14.

8. Result after tax from discontinued operations

The Company's former shipbuilding division was sold on 1 March 2005. All financial consequences of this sale were provided for in the 2004 financial statements.

The breakdown of the result after tax from discontinued operations can be specified as follows:

	2004
	US$000
Revenue	478,922
Expenses	(469,250)
Profit before tax	9,672
Income tax expense	(2,444)
Result after tax from ordinary activities	7,228
Recognised impairment loss	(70,100)
Result after tax from discontinued operations	(62,872)

Recognised impairment loss is stated net of a release of related currency reserve of US$ 20.3 million. The carrying amount of the companies disposed of, net of impairment, amounted to US$ 10.2 million at 31 December 2004. At 31 December 2004 the assets and liabilities related to the shipbuilding division were classified in the line items assets and liabilities classified as held for sale. For additional information with respect to assets and liabilities classified as held for sale, reference is made to note 21.

9. Earnings per share

The basic earnings per share for the period amounts to US$ 6.64 (2004: US$ 0.87); the fully diluted earnings per share amounts to US$ 6.60 (2004: US$ 0.87).

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to shareholders of the Company by the weighted average number of shares outstanding during the year. Diluted earnings per share amounts are calculated by dividing the net profit attributable to shareholders of the Company by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on the conversion of all the dilutive potential shares into ordinary shares.

The following reflects the share data used in the basic and diluted earnings per share computations:

	2005	2004
Number of shares outstanding at 1 January	**33,558,978**	32,324,430
Share issue	**250,262**	624,992
New share issue (re exercised options)	**177,947**	111,600
Weighted average number of shares 31 December	**33,987,187**	33,061,022
Weighted average number of shares to be granted without payment under the stock option scheme	**224,639**	40,114
Weighted average number of shares (diluted) at 31 December	**34,211,826**	33,101,136

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements, except for stock options exercised in accordance with the stock option scheme.

10. Dividends paid and proposed

	2005	2004
	US$000	*US$000*
Cash dividend declared and paid during the year		
Final dividends for 2004	**30,039**	-
Final dividends for 2003	-	28,258
	30,039	28,258
Proposed for approval of the AGM		
Final dividend 2005	**112,158**	-
Final dividend 2004	-	57,050
	112,158	57,050
Dividend per share		
Final dividend 2005	US$ 3.30	-
Final dividend 2004	-	US$ 1.70

11. Property, plant and equipment

The movement of the property, plant and equipment during the years 2005 and 2004 can be summarised as follows:

In US$000	Land and buildings	Vessels and floating equipment	Machinery and equipment	Other fixed assets	Assets under construction	**Total**
2005						
Cost	83,581	2,179,909	383	47,322	149,852	2,461,047
Accumulated depreciation and impairment	(13,563)	(727,894)	(350)	(28,625)	-	(770,432)
Book value at 1 January	**70,018**	**1,452,015**	**33**	**18,697**	**149,852**	**1,690,615**
Additions	1,914	127,669	75	5,657	263,233	398,548
Disposals	(525)	(167,342)	-	(146)	-	(168,013)
Depreciation	(1,585)	(198,985)	(72)	(5,317)	-	(205,959)
Exchange rate differences	(8,902)	-	(5)	(1,676)	(145)	(10,728)
Other movements	-	-	-	-	-	-
Total movements	**(9,098)**	**(238,658)**	**(2)**	**(1,482)**	**263,088**	**13,848**
Cost	74,272	2,090,863	458	43,375	412,940	2,621,908
Accumulated depreciation and impairment	(13,352)	(877,506)	(427)	(26,160)	-	917,445
Book value at 31 December	**60,920**	**1,213,357**	**31**	**17,215**	**412,940**	**1,704,463**
2004						
Cost	262,749	1,808,538	106,633	105,202	327,860	2,610,982
Accumulated depreciation and impairment	(152,457)	(531,330)	(77,664)	(69,853)	-	(831,304)
Book value at 1 January	**110,292**	**1,277,208**	**28,969**	**35,349**	**327,860**	**1,779,678**
Additions	1,822	414,479	3,884	8,517	(191,388)	237,314
Disposals	(43,841)	(253)	(250)	(395)	(7)	(44,746)
Deconsolidation	(2,485)	(4,510)	(2,618)	(1,316)	(86)	(11,015)
Depreciation	(4,623)	(192,380)	(3,862)	(7,130)	(11)	(208,006)
Impairment	(16,842)	(30,567)	(17,738)	(8,929)	(581)	(74,657)
Exchange rate differences	6,675	2,490	1,610	1,984	82	12,841
Other movements	19,020	(14,452)	(9,962)	(9,383)	13,983	(794)
Total movements	**(40,274)**	**174,807**	**(28,936)**	**(16,652)**	**(178,008)**	**(89,063)**
Cost	83,581	2,179,909	383	47,322	149,852	2,461,047
Accumulated depreciation and impairment	(13,563)	(727,894)	(350)	(28,625)	-	(770,432)
Book value at 31 December	**70,018**	**1,452,015**	**33**	**18,697**	**149,852**	**1,690,615**

Property, plant and equipment at year-end includes:

- eleven (2004: eleven) integrated floating production, storage and offloading systems (FPSOs), each consisting of a converted tanker, a processing plant and a mooring system;
- four (2004: four) floating storage and offloading systems (FSOs), consisting of a converted or newbuild tanker and mooring system including the fluid transfer system;
- the 'Dynamic Installer', a dynamically positioned diving support vessel;
- two (2004: one) second-hand tankers;
- two (2004: two) FP(S)Os under construction and one (2004: one) Extended Well Test System (EWT System) under construction;
- the construction in progress of the 'Normand Installer', a deepwater installation vessel.

An amount of US$ 11,229 (2004: US$ 4,153) third party interest has been capitalised during the financial year.

The impairment 2004 relates to the impairment of the property, plant and equipment included in the shipbuilding division. Reference is made to note 8 of the financial statements for further explanation of this impairment and the sale of the shipbuilding division.

The fair value of the major part of the property plant and equipment cannot be estimated precisely but is expected to be in excess of carrying values. Fair value information is therefore not included in the notes to the financial statements.

The nominal values of the future expected bareboat receipts (minimum lease payments) in respect of lease/operate contracts are:

	2005	**2004**
	US$mln	***US$mln***
Within 1 year	**439**	416
Within 1 and 5 years	**1,421**	1,676
After 5 years	**546**	589

12. Intangible assets

In US$000	Goodwill	Patents	**Total**
2005			
Cost	25,048	13,236	38,284
Accumulated amortisation	–	(3,089)	(3,089)
Book value at 1 January	**25,048**	**10,147**	**35,195**
Amortisation	–	(882)	(882)
Cost	25,048	13,236	38,284
Accumulated amortisation	–	(3,971)	(3,971)
Book value at 31 December	**25,048**	**9,265**	**34,313**
2004			
Cost	25,048	13,236	38,284
Accumulated amortisation	–	(2,207)	(2,207)
Book value at 1 January	**25,048**	**11,029**	**36,077**
Amortisation	–	(882)	(882)
Cost	25,048	13,236	38,284
Accumulated amortisation	–	(3,089)	(3,089)
Book value at 31 December	**25,048**	**10,147**	**35,195**

13. Other financial assets

The item Other financial assets relates mainly to interest bearing loans that have a remaining term of more than one year. Weighted average effective interest amounts to 4.75% (2004: 3.25%).

14. Deferred tax asset

The deferred tax assets and liabilities and offsetting of assets and liabilities can be summarized as follows:

In US$000	Assets		Liabilities		Net	
	2005	2004	**2005**	2004	**2005**	2004
Property, plant and equipment	**2,161**	–	**-**	–	**2,161**	-
Intangible assets	**4,771**	5,225	**-**	-	**4,771**	5,225
Other investments	**-**	-	**(865)**	(1,128)	**(865)**	(1,128)
Tax losses	**2,129**	8,276	**-**	-	**2,129**	8,276
Tax assets / liabilities	**9,061**	13,501	**(865)**	(1,128)	**8,196**	12,373
Offset assets / liabilities	**(865)**	(1,128)	**865**	1,128	**0**	0
Book value at 31 December	**8,196**	12,373	**0**	0	**8,196**	12,373

Expected net inflow of amounts relating to deferred tax positions is within one year: US$ 2,524, between one and five years US$ 1,104 and after five years US$ 2,407.

The movements in temporary differences during the years ended 31 December 2005 and 2004 is summarised in the table below:

	2005	**2004**
	US$000	***US$000***
Net deferred tax position 1 January	**12,373**	13,991
Deconsolidation	**-**	2,108
Movement	**(4,177)**	(3,726)
Net deferred tax position 31 December	**8,196**	12,373

The Company has approximately US$ 42 million (2004: US$ 67 million) available in tax losses in the Netherlands and the United States of America. Deferred tax assets related to an amount of tax losses of US$ 12 million have been capitalised in the balance sheet.

15. Inventories

	2005	**2004**
	US$000	***US$000***
Materials and consumables	**820**	982
Goods for resale	**11,136**	12,046
	11,956	13,028

There is no material difference between fair value and cost as stated above.

16. Trade and other receivables

	2005	**2004**
	US$000	***US$000***
Trade debtors	**178,519**	147,625
Taxes and social security	**1,298**	12,936
Other receivables	**18,804**	9,736
Accruals in respect of delivered orders	**11,301**	18,653
Securities	**1,949**	2,706
Other prepayments and accrued income	**27,354**	50,609
	239,225	242,265

At 31 December 2005, trade receivables include retentions of US$ 10,957 relating to construction contracts. Trade debtors are non-interest bearing and are generally on 30-90 days' terms.

17. Income tax receivable

Apart from deferred taxation, no receivables have a duration of more than 1 year. For an explanation of the deferred tax position reference is made to note 14.

18. Construction contracts

	2005	2004
	US$000	*US$000*
Cost incurred (total)	**554,349**	741,580
Instalments invoiced (total)	**(547,380)**	(628,383)
Instalments exceeding cost incurred	**56,952**	31,788
	63,921	144,985

The cost incurred includes the amount of recognised profits and losses to date. The instalments exceeding cost incurred comprise the amounts of those individual contracts of which the total instalments exceed the total cost incurred. The instalments exceeding cost incurred are reclassified to other current liabilities. Advances received from customers are included in other current liabilities. For both aforementioned details, reference is made to note 26.

Details with respect to the amount of retentions are included in the note to the trade and other receivables; reference is made to note 16.

19. Financial instruments

For a description of the financial risk management objectives and policies, reference is made to note 29 of the notes to the financial statements.

At 31 December 2005, the Company held several forward exchange contracts designated as hedges of expected future transactions for which the Company has firm commitments or forecasts. Furthermore, the Company held several interest rate swaps contracts designated as hedges of variable interest rate bearing debt. The fair value of the derivative financial instruments included in the balance sheet can be summarized as follows:

In US$000	Asset	Liability
Interest rate swaps	30,927	20,106
Forward currency contracts	120,896	122,158
	151,823	**142,264**

20. Cash and cash equivalents

	2005	2004
	US$000	*US$000*
Cash and bank balances	**76,326**	65,902
Short-term deposits	**74,599**	80,729
	150,925	146,631

The cash and cash equivalents are available for debt servicing and interest payments (US$ 14,987), and for day to day activities. Short-term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

21. Assets and liabilities classified as held for sale

At year end 2004, the assets classified as held for sale also include the receivable relating to the sale of the shipbuilding division. Liabilities related to the shipbuilding division are included in liabilities classified as held for sale. The net receivable amounts to US$ 10,185. Both aforementioned assets and liabilities are valued at fair value, resulting in a booked impairment loss in the 2004 income statement. A sale agreement was signed in January 2005 and the transaction including the transfer of the shares to IHC B.V. was completed on 1 March 2005.

For an explanation of the 2004 result after tax from discontinued operations reference is made to note 8.

22. Equity attributable to shareholders

For a consolidated overview of changes in equity reference is made to the consolidated statement of changes in equity.

Issued capital

The authorised share capital amounts to € 100,000,000 divided into 50,000,000 ordinary shares and 50,000,000 preference shares, each of € 1. During the financial year 450,370 (2004: 148,400) new ordinary shares were issued in respect of the exercise of employee share options, and 430,877 (2004: 425,876) new ordinary shares in respect of stock dividend, and 3,356 (2004: 3,721) new ordinary shares in respect of share-based part of management bonus. The total number of ordinary shares outstanding at the end of the year was 34,443,581, of which 4,924 were held by Managing Directors in office at 31 December 2005 (31 December 2004: 7,064).

Share premium

The share premium reserve is fully available for distribution free of taxes for private investors, and amounts to € 300.2 million (31 December 2004: € 278.6 million).

Other reserves

The other reserves comprise the hedging reserve and the foreign currency translation reserve. The movement and breakdown of the other reserves can be stated as follows:

In US$000	Hedging reserve	Translation reserve	**Total other reserves**
Balance at 1 January 2004	-	12,673	12,673
Currency translation differences	-	5,430	5,430
Total recognised income and expense	–	–	-
Sale of the shipbuilding division	–	(20,369)	(20,369)
Balance at 31 December 2004	-	**(2,266)**	**(2,266)**
Recognition of Financial Instruments	40,717	-	40,717
Balance at 1 January 2005	**40,717**	**(2,266)**	**38,451**
Currency translation differences	–	(3,064)	(3,064)
Total recognised income and expense	(38,623)	-	(38,623)
Balance at 31 December 2005	**2,094**	**(5,330)**	**(3,236)**

Hedging reserve

The hedging reserve consists of the effective portion of the cumulative net change in fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

23. Long-term loans and other liabilities

Long term loans and other liabilities comprise interest bearing loans and borrowings. The movement in the interest bearing loans and borrowings is as follows:

	2005	**2004**
	US$000	***US$000***
Long term portion	**1,039,483**	1,062,436
Add: Short term portion	**245,227**	168,858
Remaining principal at 1 January	**1,284,710**	1,231,294
Additions	**100,184**	420,545
Redemptions	**(435,423)**	(325,541)
Deconsolidation	-	(44,768)
Currency differences	-	3,180
Movements	**(335,239)**	53,416
Remaining principal at 31 December	**949,471**	1,284,710
Less: Short term portion	**(208,031)**	(245,227)
Long term portion	**741,440**	1,039,483

The interest bearing loans and borrowings have the following forecasted repayment schedule:

	2005	2004
	US$000	*US$000*
Within one year	**208,031**	245,227
Between 1 and 2 years	**204,621**	375,682
Between 2 and 5 years	**145,438**	278,182
More than 5 years	**391,381**	385,619
Balance at 31 December	**949,471**	1,284,710

The interest bearing loans and borrowings include at 31 December 2005:

	Original repayment period	Interest per annum	Remaining loan balance US$000
US$ project finance facilities drawn:			
Mid 2000	10 years	8.94%	24,805
January / December 2002	5 years	7.74%	76,365
June 2003	3 1/2 years	6.69%	24,284
July / November 2003	6 years	6.77%	68,241
April / June 2004	7 1/2 years	6.26%	190,126
			383,821
US$ guaranteed project finance facilities drawn:			
June 2002 / February 2003	6 years	6.19%	88,548
March 2005	6 1/2 years	6.75%	85,723
			174,271
US$ 500 million revolving credit facility	5 years	variable	381,000
Other long term debt			10,379
Remaining principal at 31 December			**949,471**

The guaranteed project finance facilities are guaranteed by SBM Holding Inc. S.A. (formerly IHC Inc. S.A.).

Interest paid on long-term debt during 2005 amounted to US$ 57.0 million (2004: US$ 65.3 million).

The following important financial covenants have been agreed with the respective lenders (unless stated otherwise those relate to both SBM Offshore N.V. and SBM Holding Inc. S.A. consolidated financial statements), after adjustment of EBITDA for certain items and proposed dividend, as defined in the relevant financing facilities:

- minimum tangible net worth of SBM Holding Inc. S.A. of US$ 490 million. Actual tangible net worth is US$ 822 million (2004: US$ 680 million). Minimum tangible net worth of SBM Offshore N.V. of US$ 570 million. Actual tangible net worth is US$ 747 million (2004: US$ 715 million);
- leverage (net debt : EBITDA ratio) of maximum 3.75 : 1 at year-end. Actual leverage is 1.84 (2004: 3.26) and 1.85 (2004: 3.21) for SBM Holding Inc. S.A. and SBM Offshore N.V. respectively;
- operating leverage (adjusted for construction financing) of maximum 3.0 : 1. Actual operating leverage is 1.12 (2004: 2.33) and 1.12 (2004: 2.34) for SBM Holding Inc. S.A. and SBM Offshore N.V. respectively;
- interest cover ratio (EBITDA : net interest expense) of minimum 5.0 : 1. Actual interest cover ratio is 9.2 (2004: 5.7) and 9.4 (2004: 5.8) for SBM Holding Inc. S.A. and SBM Offshore N.V. respectively.

All 2004 figures and ratios are based on reported Dutch GAAP figures.

The Company has no 'off-balance' financing through special purpose entities. All long-term debt is included in the Consolidated balance sheet.

24. Provisions

In US$000	Re-organisation	Employee benefits	Environmental liability	De-mobilisation	Total
Balance at 31 December 2004	1,698	6,500	1,540	35,665	45,403
Deconsolidation	–	–	(1,540)	–	(1,540)
Balance at 1 January 2005	1,698	6,500	–	35,665	43,863
Arising during the year	–	6	–	–	6
Addition of interest on net present value	–	1,580	–	1,422	3,002
Utilised / release	–	(1,009)	–	(4,076)	(5,085)
Currency differences	(225)	(653)	–	–	(878)
At 31 December 2005	**1,473**	**6,424**	**–**	**33,011**	**40,908**
Current 31 December 2005	1,473	1,351	–	1,566	4,390
Non-current 31 December 2005	–	5,073	–	31,445	36,518
	1,473	**6,424**	**–**	**33,011**	**40,908**
Current 1 January 2005	–	1,312	–	–	1,312
Non-current 1 January 2005	1,698	5,188	–	35,665	42,551
	1,698	**6,500**	**–**	**35,665**	**43,863**

Reorganisation provision

The provision for reorganisation costs was established in 2003 in relation to the closure of van der Giessen-de Noord N.V., for which the obligations were substantially discharged during 2004.

Employee benefits

The provisions for employee benefits relate to pension obligations, other post-employment benefit obligations and termination and seniority benefits. For a detailed calculation of the pension obligations and principal assumptions, reference is made to note 4 (employee benefits) of the financial statements. Expected outflow of amounts is within one year: US$ 1,351, between one and five years US$ 1,394 and after five years US$ 3,679.

Demobilisation

The provision for demobilisation relates to the costs for demobilisation of the F(P)SO fleet at the end of the respective lease periods. The obligations are valued at net present value and on a yearly basis, interest is added to this provision. The recognised interest is included in financial expenses. The net present value is calculated at the inception date of the lease. The net present value of the provision is calculated at a rate of 4.31%. Expected outflow of amounts is within one year: US$ 1,566, between one and five years US$ 5,221 and after five years US$ 26,224.

25. Deferred tax liability

For an explanation of the deferred tax liability reference is made to note 14 of the financial statements.

26. Trade and other payables

	2005	**2004**
	US$000	***US$000***
Trade payables	**99,828**	74,050
Other payables	**50,296**	31,880
Taxation and social security costs	**4,210**	14,643
Pension costs	**1,180**	1,909
Instalments exceeding cost incurred	**56,952**	31,788
Advances	**54,420**	26,641
Non-trade payables and accrued expenses	**163,831**	179,431
	430,717	360,342

27. Financial instruments

For a detailed explanation of the financial instruments reference is made to note 19 of the financial statements.

28. Commitments and contingencies

There are no obligations in respect of rights of recourse (2004: US$ 6.9 million). The 2004 amount related to medium-term debtors assigned to banks of which US$ 6.5 million was covered by credit insurance and bank guarantees. The commitments related to the Company's former shipbuilding division.

Under the terms of financing arrangements and as security for credit facilities made available to several subsidiaries, property of these Group companies has been mortgaged and movable assets and current assets have been given in lien to the Group's bankers.

At 31 December 2005, bank guarantees have been issued for US$ 226 million (31 December 2004: US$ 317 million).

Certain major investment commitments have been entered into in respect of the Golfinho and Kikeh FPSO and the Turkmenistan EWT system. At year-end the total remaining contractual commitments for acquisition of property, plant and equipment amounted to US$ 251.5 million.

Certain legal disputes with customers or subcontractors exist. Management is of the opinion that provisions made for these disputes are adequate.

The obligations in respect of operational lease, rental and leasehold obligations, are as follows:

In US$000	2005				2004
	< 1 year	1-5 years	> 5 years	**Total**	
Operational lease	1,071	2,817	-	**3,888**	7,661
Rental	4,575	20,189	19,847	**44,611**	49,183
Leasehold	-	-	-	-	-
	5,646	23,006	19,847	**48,499**	56,844

29. Financial risk management objectives and policies

Based on financial policies agreed by the Board of Management and the Supervisory Board, the Company uses several financial instruments in the ordinary course of business. The Company's principal financial instruments, other than derivatives, comprise bank loans and overdraft, debentures and cash and short-term deposits. The main purpose of these financial instruments is to finance the Company's operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from operations.

The Company also enters into derivative transactions, including principally interest rate swaps and forward rate currency contracts. The purpose is to manage the interest rate and currency risk arising from the Company's operations and its sources of finance. Financial derivatives are only used to hedge closely correlated underlying business transactions.

It is, and has been throughout the year, the Company's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Company's financial instruments are interest rate risk, foreign currency risk and credit risk.

Interest rate risk

The Company's exposure to risk for changes in market interest rates relates primarily to the Company's long-term debt obligations with a floating interest rate. In respect of controlling interest rate risk, the floating interest rates of long-term loans are hedged by fixed rate swaps for the entire maturity period. The revolving credit facility is intended for the fluctuating needs of construction financing of F(P)SOs and bears interest at floating rates, which is also swapped for fixed rates when exposure is significant.

Foreign currency risk

The Company has transactional currency exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit's functional currency. The Company requires all its operating units to use forward currency contracts to eliminate the currency exposure on any significant individual transactions for which payment is anticipated more than one month after the Company has entered into a firm commitment for a sale or purchase. The forward currency contracts must be in the same currency as the hedged item. It is the Company's policy not to enter into forward contracts until a firm commitment is in place.

It is the Company's policy to negotiate the terms of the hedge derivatives to match the terms of the hedged item to maximize the hedge effectiveness.

At 31 December 2005, the Company had hedged 100% (2004: 100%) of its significant foreign currency transactions for which firm commitments existed at the balance sheet date.

Credit risk and other risks

In respect of controlling political and credit risk, the Company has a policy of thoroughly reviewing risks associated with contracts, either turnkey or long-term leases. Where political risk cover is deemed necessary and available in the market, insurance is obtained. In respect of credit risk, bank or parent company guarantees are negotiated with customers. Furthermore limited recourse project financing removes a large part of the risk on long-term leases. The Company reduces its exposures to the maximum extent possible.

Sensitivity analysis

As set out in the paragraphs above, the Company aims in managing interest rate and currency risks to reduce the impact of short-term fluctuations on the Company's earnings. Over the longer-term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2005, it is estimated that a general increase of one percentage point in interest rates would decrease the Company's profit before tax by approximately US$ 0.9 million (2004: US$ 0.4 million). Interest rate swaps have been included in this calculation.

30. Events after the balance sheet date

No reportable events have occurred after the balance sheet date.

31. List of Group companies

In accordance with legal requirements a list of Group companies which are included in the consolidated financial statements of SBM Offshore N.V. has been deposited at the Chamber of Commerce in Rotterdam.

32. Interest in joint ventures

The Company has several interests in joint ventures. Included in the consolidated financial statements are the following items that represent the Company's interests in the assets, liabilities, revenues and expenses of the joint ventures:

	2005	**2004**
	US$000	***US$000***
Non-current assets	**482,418**	344,825
Current assets	**50,904**	48,218
Non-current liabilities	**(410,638)**	(320,027)
Current liabilities	**(43,947)**	(33,279)
Net assets / liabilities	**78,737**	39,737
Income	**136,553**	116,332
Expenses	**(103,999)**	(97,530)
	32,554	18,802

Included in the figures above are the following significant joint ventures and the relevant percentage ownership:

- Gas Management (Congo) Ltd., 49%
- Malaysia Deepwater Floating Terminal Kikeh Limited, 49%
- Solgaz S.A., 49%
- Anchor Storage Ltd., 49%
- Advanced Deep Sea Installation Inc., 49.9%
- Sonasing Sanha Ltd., 50%
- Sonasing Kuito Ltd., 50%
- Sonasing Xikomba Ltd., 50%
- OPS-Serviços de Produção de Petroleos Ltd, 50%
- *FPSO Firenze Produção de Petróleo Ltda., 50%*
- FPSO Mystras - Produção de Petróleo Ltda, 50%
- SBM Diamond Venture S.A., 70%
- South East Shipping Co. Ltd., 75%

33. Transition to IFRS

Introduction

This section outlines the impact of the conversion from Dutch GAAP to IFRS for the 2004 opening balance sheet, the 2004 closing balance sheet and income statement and the 2005 opening equity.

IFRS impact

In summary, the impact of IFRS on the Company's accounts is a decrease in the 2004 net income of US$ 18.0 million and a decline in Group equity as at 31 December 2004 of US$ 85.4 million. The aforementioned impact is mainly attributable to the differences in:

- depreciation method of the tangible fixed assets (straight line replaces interest equalization)
- using the percentage of completion method for construction contracts recognition instead of the *completed contract method*
- stricter capitalisation criteria for overhead.

The decrease of closing 2004 equity is partially offset by a credit of US$ 49.6 million in the opening equity of 2005 resulting from the valuation at market value of financial instruments.

In general, the changes in accounting principles explained below result in the following effects:

- timing differences in depreciation, recognition of assets and liabilities and profit recognition
- reduction of capital expenditure values leading to lower recognised profits during construction of new lease units but higher profits during the lease period.

Changes in accounting policies due to adoption of IFRS

IFRS 1, *First-time Adoption of International Financial Reporting Standards,* established exceptions to the principle that the 2004 opening balance of the Company shall comply with each standard. This standard grants exemptions from some requirements of other IFRSs and prohibits retrospective application of some aspects of other IFRSs. Regarding these exemptions the Company decided to process the transition as follows:

- IFRS 3, *Business Combinations,* was applied prospectively as of 1 January 2004; therefore, acquired business combinations before the aforementioned date were not restated.
- regarding pensions (IAS 19, *Employee Benefits)* the corridor approach is applied as from 1 January 2004. Therefore, all actuarial gains and losses at the date of the transition to IFRS are recognised through equity in the 2004 IFRS opening balance sheet.
- IFRS 2, *Share-based Payments,* is applied for equity instruments granted after 7 November 2002. Therefore, costs are recognised in the income statement in relation to share options granted from 2003 onwards.
- the Company elected to apply the regulations of IAS 32, *Financial Instruments: Disclosure and presentation,* and IAS 39, *Financial Instruments: Recognition and Measurement,* as of 1 January 2005.

For those IFRS standards not included in Dutch GAAP, the Company has adjusted its accounting. The main adjustments in accounting principles relate to:

Intangible fixed assets

Amortisation of goodwill

Amortisation of goodwill is no longer permitted under IFRS. Goodwill is capitalised and will be subject to annual impairment testing. Any reduction in value identified by the impairment test is noted as an impairment loss. Any amortisation of goodwill up to 31 December 2003 is netted with cost.

Property, plant and equipment (PP&E)

Tangible fixed assets have been adjusted retrospectively. Historical cost prices have been adjusted for overhead capitalised and demobilisation costs. The accumulated depreciation has been adjusted, including a change in the depreciation method.

Capitalised costs

Marketing and general overheads are no longer capitalised as part of fixed assets, with this accounting principle applied retrospectively.

Depreciation method

Depreciation for long term leased F(P)SOs with external financing is retrospectively calculated on a straight-line basis instead of the interest equalization method. The result of applying the interest equalization method was that the aggregate of interest and depreciation was evenly spread over the lease period under Dutch GAAP.

Component approach

When an item of PP&E comprises major components having different useful lives, IAS 16, Property, Plant and equipment, requires that these are accounted for as separate items of PP&E. Expenditure incurred to replace a component of an item of PP&E that is accounted for separately, including major inspection and overhaul expenditure, is capitalised. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of PP&E. All other expenditure is charged to the income statement during the financial period in which it is incurred.

Demobilisation costs

The Company has to provide for demobilisation costs when the Company has a legal or constructive demobilisation obligation. The obligations are valued at net present value of the expected costs, which are capitalised and depreciated during the useful life and a corresponding provision established. The discount rate used is the market interest rate for long-term loans.

Jointly controlled companies

For interests in jointly controlled legally incorporated companies IFRS prescribes that they must either be proportionally consolidated or should be accounted for using the equity method as a non-consolidated company. The selected method has to be applied to all such interests. The Company has elected to proportionally consolidate all jointly controlled interests. Applying these rules did not change the method as already used under Dutch GAAP.

Construction contracts

Marketing and general overheads are no longer charged to construction contracts. The change in accounting policy is applied retrospectively. Instalments invoiced but not received are included in construction contracts as of the transition date instead of being offset with accounts receivable.

Pre sales costs

Pre sales costs incurred on a specific project are capitalised from the date it is considered more than probable that the project will be obtained. Under Dutch GAAP principles, pre-sales costs previously expensed were capitalised upon project award. The change in accounting principle is applied as of the transition date.

Long-term loans

As of the transition date, projected redemption in the next year is included in current liabilities instead of non-current liabilities.

Provisions

Discounting

IFRS in principle prescribes discounting of all provisions (if material), except for deferred taxation. Going forward, the interest accrued on discounted provisions will be recognised as financial expenses. Discounting of provisions mainly affects the demobilisation obligations.

Restructuring provisions

In accordance with Dutch GAAP, restructuring provisions were recognised, amongst others, if the restructuring had been announced to the employees involved before the financial statements were drawn up. Under IFRS, a restructuring provision can only be recognised if the reorganisation is announced before or on the balance sheet date. At 1 January 2004 the restructuring provisions qualify for recognition under IFRS.

Revenues

Revenue recognition

Revenues from contract work in progress are recognised using the percentage of completion method, replacing the completed contract method. The percentage of completion is calculated on a cost-to-cost basis unless the physical stage of completion differs significantly from costs booked.
Recoveries from own work capitalised (costs incurred in the construction of the Company's lease units) are deducted from the respective cost line items instead of being included in operating income.

Employee benefits

Pensions and other postretirement benefits

The Company has several pension plans in accordance with local rules and conditions. Based on IAS 19, Employee Benefits, some of these plans are classified as Defined Benefit plans and others as Defined Contribution plans. In general these plans are funded by means of payments to insurance companies or to funds administered by third parties. The payments are based on periodical actuarial calculations. Gains and losses resulting from the IAS 19 valuation method are recognised using the corridor approach.

Share-based payments

In accordance with IFRS 2, Share-based Payment, the Company's stock option plan qualifies as an equity settled plan. As a consequence, the Company has to charge the fair value of the stock options granted after 7 November 2002 against income (spread over the vesting period) and recognise a related reserve in shareholders equity. This reserve at 1 January 2004 amounted to less than US$ 0.6 million, while at 31 December 2004, the reserve amounted to US$ 1.7 million. Fair value has been calculated using the Black & Scholes and binomial options valuation models. The charge to income over the relevant vesting period is adjusted to reflect actual and expected levels of vesting.

Other employee benefits

IAS 19, Employee Benefits, requires that a provision is taken for long-term employee benefits instead of as a charge if and when the benefits are paid.

Income taxes

Current and deferred tax assets and liabilities are measured at the tax rate applicable for undistributed profits. The income tax consequences of dividends are recognised when a liability to pay the dividend is recognised.

Condensed balance sheet as at 1 January 2004

The comparison of the balance sheet based on IFRS and Dutch GAAP at 1 January 2004 can be stated as follows:

	IFRS	Dutch GAAP
	US$000	*US$000*
Non-current assets	**1,888,215**	1,999,773
Current assets	**801,116**	786,643
	2,689,331	2,786,416
Equity	**636,521**	713,271
Non-current liabilities	**1,160,957**	1,291,918
Current liabilities	**891,853**	781,227
	2,689,331	2,786,416

The equity impact as at 1 January 2004 can be reconciled as follows:

	US$000
Equity as at 31 December 2003 based on Dutch GAAP	713,271
IFRS adjustments:	
Depreciation method (straight-line versus interest equalization)	(53,966)
Eliminate overheads from PP&E	(50,630)
Work in progress (percentage of completion less elimination of overheads)	4,750
Recognition of provisions and liabilities	5,647
Demobilisation provision	12,005
Capitalisation of pre sales costs	5,223
Other	221
Equity as at 1 January 2004 based on IFRS	**636,521**

2004 condensed income statement	**IFRS**	**Dutch GAAP**
	US$000	*US$000*
Revenue	**1,542,366**	1,318,901
Cost of sales	**(1,260,231)**	(1,047,523)
Gross Margin	**282,135**	**271,378**
Other operating income and costs	**(104,956)**	(78,842)
Operating profit (EBIT)	**177,179**	**192,536**
Impairment loss	**(70,100)**	(67,553)
Net financing costs	**(63,961)**	(63,252)
Share of profit in associates	**342**	342
Profit before tax	**43,460**	**62,073**
Income tax expenses	**(13,248)**	(13,865)
Share minority interests	**(1,405)**	(1,405)
Profit	**28,807**	**46,803**

The reconciliation of the net profit can be summarized as follows:

	US$000
2004 Dutch GAAP net profit	46,803
IFRS adjustments:	
Depreciation method (straight-line versus interest equalization)	(21,477)
Eliminate overheads from PP & E	4,894
Work in progress (percentage of completion less elimination of overheads)	(1,644)
Recognition of provisions and liabilities	2,287
Demobilisation provision	340
Capitalisation of pre sales costs	(3,075)
Share based payments	(1,420)
Reverse goodwill amortisation	2,099
2004 IFRS Net profit	**28,807**

Condensed balance sheet as at 31 December 2004

At 31 December 2004 balances based on IFRS and Dutch GAAP can be stated as follows:

	IFRS	**Dutch GAAP**
	US$000	***US$000***
Non-current assets	**1,800,068**	1,930,044
Current assets	**776,329**	807,688
	2,576,397	2,737,732
Equity	**665,127**	750,566
Non-current liabilities	**1,130,834**	1,338,476
Current liabilities	**780,436**	648,690
	2,576,397	2,737,732

Please note that for comparison purposes figures of the divested shipbuilding division are included in the IFRS balance sheet as stated above on their original line items instead of assets and liabilities classified as held for sale.

The equity impact as at 31 December 2004 can be reconciled as follows:

	US$000
Group equity as at 31 December 2004 based on Dutch GAAP	750,566
IFRS adjustments:	
Depreciation method (straight-line versus interest equalization)	(75,443)
Eliminate overheads from PP&E	(45,736)
Work in progress (percentage of completion less elimination of overheads)	3,106
Recognition of provisions and liabilities	7,934
Demobilisation provision	12,345
Capitalisation pre sales costs	2,218
Amortisation goodwill	2,099
Other	8,038
Equity as at 31 December 2004 based on IFRS	**665,127**

Recognition of Financial Instruments (IAS 32 and 39) as at 1 January 2005

Derivative financial instruments, including those not yet matured, are as of 1 January 2005 recorded in the balance sheet at market value with changes in such value being recognised in the profit and loss account or in equity depending upon the use of hedge accounting. In the case of effective hedges qualifying for hedge accounting, the periodic revaluation of the instrument will be recorded in equity until such time as the underlying hedged transaction is booked. In the case of small hedges which do not justify the work required to qualify for hedge accounting and hedges which become ineffective because of significant changes in the underlying exposures, the revaluation gain or loss will be recorded immediately in the income statement and thereby cause some unavoidable volatility in the net result of the Company.

Furthermore, invoices in non US Dollar currency will no longer be booked at hedge rates but will be booked at spot rates or a rate approximating spot rates. In most cases, where hedging undertaken qualifies for hedge accounting, the hedge results will be recorded to the same accounting line as the invoice relating to the hedge. The net result impact will in most cases be similar to booking non-US Dollar invoices at hedge rate.

The impact on the 2005 opening equity amounts to US$ 49.6 million positive. This results from a US$ 69.0 million credit related to foreign currency hedging instruments, and a US$ 19.4 million debit relating to interest rate hedging instruments. As a result of the aforementioned adoption of the standards for valuing financial instruments, equity as at 1 January 2005 increased from US$ 665.1 million to US$ 714.7 million.

Company balance sheet

at 31 December in thousands of US Dollars (before appropriation of profit)

	Notes	2005		2004	
ASSETS					
Property, plant and equipment	1	**1**		21	
Investment in group companies and associates	2	**884,694**		668,682	
Other financial fixed assets	3	**15,365**		3,451	
Total non-current assets			**900,060**		672,154
Other receivables	4	**7,037**		33,841	
Income tax receivable		**520**		-	
Cash and cash equivalents		**886**		6,169	
Total current assets			**8,443**		40,010
TOTAL ASSETS			**908,503**		712,164
EQUITY AND LIABILITIES					
Equity attributable to shareholders					
Issued capital		**40,577**		45,573	
Share premium		**323,776**		295,983	
Retained earnings		**533,927**		323,100	
Other reserves		**(3,236)**		(2,266)	
Shareholders' equity	5		**895,044**		662,390
Provisions	6	**0**		0	
Total non-current liabilities			**0**		0
Current income tax liabilities		**-**		14,439	
Other current liabilities	7	**13,459**		35,335	
Total current liabilities			**13,459**		49,774
TOTAL EQUITY AND LIABILITIES			**908,503**		712,164

Company income statement

For the years ended 31 December

	2005	2004*
Company result	**(935)**	(4,947)
Result Group companies	**226,617**	33,754
	225,682	28,807

* *adjusted for comparison purposes*

General

The separate financial statements are part of the 2005 financial statements of SBM Offshore N.V. With reference to the separate income statement of SBM Offshore N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Netherlands Civil Code.

Principles for the measurement of assets and liabilities and the determination of the result

SBM Offshore N.V. uses the option provided in section 2:362 (8) of the Netherlands Civil Code in that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of SBM Offshore N.V. are the same as those applied for the consolidated financial statements. These consolidated financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (referred to as EU-IFRS). Reference is made to pages 66 to 71 for a description of these principles. Participating interests, over which significant influence is exercised, are stated on the basis of the equity method.
Results on transactions, involving the transfer of assets and liabilities between SBM Offshore N.V. and its participating interests or between participating interests themselves, are not incorporated insofar as they can be deemed to be unrealised.

Change in accounting policies

As a result of the application of the accounting principles used in the consolidated financial statements to the separate financial statements, SBM Offshore N.V. has implemented a change in accounting policies. This change in accounting policies is the result of using the option in section 2:362 (8) of the Netherlands Civil Code: By making use of this option reconciliation is maintained between the consolidated and the separate shareholders' equity.
The separate financial statements were previously prepared in compliance with the principles for recognition and measurement of assets and liabilities and determination of the result referred to in Part 9, Book 2 of the Netherlands Civil Code (BW2). The change in accounting policies, which is treated retrospectively, has had an effect on the shareholders' equity and the result.
For the purposes of comparison, the comparative figures have been adjusted on the basis of the changed accounting principles. The comparative figures have not been adjusted in respect of the change in accounting policies related to IAS 32, *Financial Instruments: Disclosure and presentation* and IAS 39: *Financial Instruments: Recognition and measurement* in connection with use of the exemption offered under IFRS 1.

For a detailed explanation of the impact of the transition to EU-IFRS on net result and Shareholders' equity reference is made to note 33 of the consolidated financial statements.

1. Property, plant and equipment

The movement in the property, plant and equipment during the years 2005 and 2004 can be summarized as follows:

In US$000	Other fixed assets
Cost	278
Accumulated depreciation and impairment	(257)
Book value at 1 January 2005	**21**
Depreciation	(17)
Currency differences	(3)
Total movements	**(20)**
Cost	259
Accumulated depreciation and impairment	(258)
Book value at 31 December 2005	**1**

In US$000	Land and buildings	Other fixed assets	Total
Cost	9,650	275	9,925
Accumulated depreciation and impairment	–	(237)	(237)
Book value at 1 January 2004	**9,650**	**38**	**9,688**
Depreciation	–	(20)	(20)
Currency differences	277	3	280
Disposals	(9,927)	–	(9,927)
Total movements	**(9,650)**	**(17)**	**(9,667)**
Cost	0	278	278
Accumulated depreciation and impairment	0	(257)	(257)
Book value at 31 December 2004	**0**	**21**	**21**

The disposals in land and buildings relate to assets acquired from a Group company, in an at arm's length transaction.

2. Investments in Group companies and associates

The movements in the item investment in Group companies and associates are as follows:

	2005 *US$000*	2004 *US$000*
Balance at 1 January	668,682	688,706
Provisions	(50,812)	(50,055)
Investments at net asset value	**617,870**	638,651
Results for the year	226,617	103,854
Investments and other changes	11,554	2,939
Deconsolidation	(10,185)	–
Impairment	–	(70,100)
Dividends received	(704)	(63,747)
Currency differences	(4,346)	6,273
Movements	**222,936**	(20,781)
Balance at 31 December	884,694	668,682
Provisions	(43,888)	(50,812)
Investments at net asset value	**840,806**	617,870

3. Other financial assets

The other financial assets comprise loans and receivables owed by Group companies.

4. Other receivables

	2005 *US$000*	2004 *US$000*
Amounts owed by Group companies	5,047	26,018
Other debtors	1,990	7,823
	7,037	33,841

5. Shareholders' equity

For an explanation of the shareholders' equity, reference is made to the statement of changes in equity and note 22 of the consolidated financial statements.

6. Provisions

	2005 *US$000*	2004 *US$000*
Participation in Group Company	43,888	50,812
Amounts owed by Group	(43,888)	(50,812)
	0	0

This item relates in its entirety to van der Giessen-de Noord N.V.

7. Other current liabilities

	2005 US$000	2004 US$000
Amounts owed to Group companies	9,847	10,841
Taxation and social security costs	-	1,910
Other creditors	3,612	22,584
	13,459	35,335

8. Commitments and contingencies

The Company has issued performance guarantees for contractual obligations to complete and deliver projects in respect of several Group companies, and fulfilment of obligations with respect to F(P)SO long-term lease/operate contracts. Furthermore, the Company has issued parent company guarantees in respect of several Group companies' financing arrangements.

The Company is head of a fiscal unity in which almost all Dutch Group companies are included. This means that these companies are jointly and severally liable in respect of the fiscal unity as a whole.

Schiedam, 28 March 2006

Board of Management

D. Keller, CEO [1]
F. Blanchelande [2]
D.J. van der Zee [2]
M.A.S. Miles, CFO [2]

Supervisory Board

H.C. Rothermund, Chairman
A.G. Jacobs, Vice-Chairman
J.D.R.A. Bax
R.H. Matzke
L.J.A.M. Ligthart
R. van Gelder

[1] *Managing and Statutory Director*
[2] *Director*

Other information

Appropriation of profit

With regard to the appropriation of profit, article 29 of the Articles of Association states:

1. When drawing up the annual accounts, the Board of Management shall charge such sums for the depreciation of the Company's fixed assets and make such provisions for taxes and other purposes as shall be deemed advisable.

2. Any distribution of profits pursuant to the provisions of this article shall be made after the adoption of the annual accounts from which it appears that the same is permitted.
   The Company may make distributions to the shareholders and to other persons entitled to distributable profits only to the extent that its shareholders' equity exceeds the sum of the amount of the paid and called up part of the capital and the reserves which must be maintained under the law.
   A deficit may be offset against the statutory reserves only to the extent permitted by law.

3. a. The profit shall, if sufficient, be applied first in payment to the holders of preference shares of a percentage as specified in b. below of the compulsory amount due on these shares as at the commencement of the financial year for which the distribution is made.
   b. The percentage referred to above in subparagraph a. shall be equal to the average of the Euribor interest charged for loans with a term of twelve months – weighted by the number of days for which this interest was applicable – during the financial year for which the distribution is made, increased by two hundred basis points.

4. The management board is authorised, subject to the approval of the supervisory board, to determine each year what part of the profits shall be transferred to the reserves, after the provisions of the preceding paragraph have been applied.

5. From the balance of the profit then remaining, the holders of ordinary shares shall if possible receive a dividend of four per cent on the nominal value of their share holding.

6. The residue of the profit shall be at the disposal of the general meeting of shareholders.

7. The general meeting of shareholders may only resolve to distribute any reserves upon the proposal of the management board, subject to the approval of the supervisory board.

With the approval of the Supervisory Board, it is proposed that the profit shown in the Company income statement be appropriated as follows (in US$):

Profit attributable to shareholders	225,682,000
In accordance with Article 29 clause 4 to be transferred to retained earnings	112,018,000
Remains	113,664,000
In accordance with Article 29 clause 5 holders of ordinary shares will receive a dividend of 4% on the nominal value of their shares i.e. 4% of € 34,443,581	1,623,000
At the disposal of the General Meeting of Shareholders	112,041,000

Pursuant to the provisions of Article 29 clause 5 of the Articles of Association, it is proposed that the balance be distributed among the shareholders. The dividend may be fully paid in the form of either cash or shares (stock dividend) at the shareholder's option. Full details are given in the Agenda for the Annual General Meeting of Shareholders of SBM Offshore N.V. to be held on 19 May 2006, under agenda item number 3 and in the notes thereto.

Auditors' report

Introduction

We have audited the financial statements of SBM Offshore N.V., Rotterdam, for the year 2005 as set out on pages 62 to 101. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the report of the Board of Management is consistent with the consolidated financial statements.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Furthermore we have established to the extent of our competence that the report of the Board of Management is consistent with the company financial statements.

Rotterdam, 28 March 2006

KPMG ACCOUNTANTS N.V.
J.C.M. van Rooijen RA

Key figures

in millions of US Dollars, unless stated otherwise

	Notes	2005	2004	2003 *	2002 *	2001 *
Turnover		**1,519.3**	1,068.7	1,848.7	929.5	917.3
New orders		**1,510.1**	1,435.9	1,392.3	1,858.4	1,973.5
Order portfolio at 31 December		**4,058.3**	4,070.9	4,760.1	5,074.4	3,880.9
Results						
Net profit (continuing operations)		**225.8**	91.7	46.6	77.4	71.8
Dividend		**113.7**	57.1	45.3	50.0	38.0
Shareholders' equity at 31 December		**895.0**	662.4	710.5	679.9	553.5
Cash flow		**432.6**	330.1	201.4	175.3	159.0
Investments in tangible fixed assets		**398.5**	237.3	530.0	701.3	200.2
Depreciation and amortisation		**206.8**	209.6	154.8	97.9	87.2
Number of employees (average)		**2,253**	1,982	4,235	4,151	3,798
Wages and salaries, social security costs		**-**	–	279.4	233.9	181.4
Employee benefits		**302.2**	266.2	-	-	-
Ratios (%)						
Shareholders' equity : net assets		**53**	38	35	40	59
Current ratio		**78**	96	101	116	103
Return on average capital employed		**14.6**	8.9	3.7	7.0	14.7
Return on average equity		**28.1**	14.1	6.7	12.5	16.9
Operating profit : net turnover		**18.1**	15.1	3.5	8.9	11.0
Net profit : net turnover		**14.9**	8.6	2.5	8.3	7.8
Cash flow : average equity		**56**	51	29	28	36
Cash flow : average capital employed		**22.9**	16.6	11.6	14.8	23.1
Net debt : shareholders' equity		**90**	172	–	-	–
Net long-term debt : shareholders' equity		**-**	–	150	115	36
Shareholders' equity : new orders		**59**	46	51	37	28
Information per share (US$)						
Net profit	1	**6.64**	2.77	1.45	2.44	2.46
Dividend		**3.30**	1.70	1.40	1.57	1.21
Shareholders' equity at 31 December	2	**25.99**	19.24	21.98	21.33	17.62
Cash flow	1	**12.73**	9.71	6.27	5.53	5.44
Share price (€) – 31 December		**68.25**	46.74	43.00	50.30	52.50
– highest		**72.55**	47.08	52.25	64.95	65.50
– lowest		**45.75**	33.56	33.53	41.32	40.60
Price / earnings ratio	2	**12.1**	22.9	37.4	21.5	19.0
Net profit : market capitalisation at 31 December (%)		**8.1**	5.7	2.7	4.6	4.9
Number of shares issued (x 1,000)		**34,443**	33,559	32,324	31,868	31,414
Market capitalisation (US$ mln)		**2,769.7**	2,130.1	1,752.7	1,675.4	1,467.8
Turnover by volume (x 1,000)		**60,344**	59,305	42,858	26,893	27,342
Number of options exercised		**450,370**	148,400	21,450	188,475	132,300
Number of shares issued re stock dividend		**430,877**	425,876	434,662	265,991	243,728

* *The 2005 and 2004 data reflects IFRS accounting principles. Prior years are based on Dutch GAAP. Where (significant) other changes in accounting principles occurred during this five year period, previous years have been restated for comparison. The figures up to 2003 include the Company's former shipbuilding division.*

[1] *Based upon weighted average number of shares.*

[2] *Based upon number of shares outstanding at 31 December.*

Photography
SBM Offshore N.V.

Lithography and printing
B.V. Drukkerij
De Eendracht
Schiedam

Binding
Boekbinderij van Wijk B.V.
Utrecht

This Annual Report is printed on paper without the use of chlorine. It is biodegradable and recyclable.

SBM Offshore N.V.

Postal address
P.O. Box 31
3100 AA Schiedam
The Netherlands

Street address
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone	(+31) 10 2320900
Telefax	(+31) 10 2320999
E-mail	sbm@sbmoffshore.com

Full information regarding SBM Offshore is available on the Company's website at www.sbmoffshore.com

SBM OFFSHORE N.V.

Postal address
P.O. Box 31
3100 AA Schiedam
The Netherlands

Street address
Karel Doormanweg 66
3115 JD Schiedam
The Netherlands

Telephone (+31) 10 2320900
Telefax (+31) 10 2320999
E-mail sbm@sbmoffshore.com

Full information regarding
SBM Offshore is available
on the Company's website
at www.sbmoffshore.com





